3/22


05006726

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Volkswagen AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2188 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/23/05

VOLKSWAGEN AG

ANNUAL REPORT 2004

ARIS
12-31-04


WOB P 2005

EVEN THE IASs/IFRSs CHANGE. WE ARE ADOPTING SIGNIFICANT NEW PRONOUNCEMENTS IN VOLKSWAGEN'S 2004 CONSOLIDATED FINANCIAL STATEMENTS PRIOR TO THE EFFECTIVE DATE.

>>> THE RESTRUCTURED BALANCE SHEET AND INCOME STATEMENT ENABLE EVEN GREATER TRANSPARENCY.



CONTENTS

VOLKSWAGEN AG

FIGURES – DATA – FACTS





KEY FIGURES

VOLKSWAGEN GROUP

Volume Data	2004	2003	%
Vehicle sales (units)	5,142,759	5,015,911	+2.5
Production (units)	5,093,181	5,020,733	+1.4
Employees at Dec. 31	342,502	336,843	+1.7

Financial Data (IFRSs), € million	2004	2003[1]	%
Sales revenue	88,963	84,813	+4.9
Operating profit before special items	2,015	2,297	−12.3
Special items	395	692	−42.9
Operating profit after special items	1,620	1,605	+1.0
Profit before tax	1,099	1,354	−18.8
Profit after tax	716	1,003	−28.6
Cash flows from operating activities	11,494	8,371	+37.3
Cash flows from investing activities	15,079	15,464	−2.5
Automotive Division[2]			
Cash flows from operating activities	8,918	5,968	+49.4
Cash flows from investing activities	7,047	8,456	−16.7
of which: investments in property, plant and equipment	5,425	6,589	−17.7
as a percentage of sales revenue	6.8	8.6	
capitalized development costs	1,501	1,817	−17.4
as a percentage of sales revenue	1.9	2.4	

Return ratios in %	2004	2003[1]	
Return on sales before tax	1.2	1.6	
Return on investment after tax (Automotive Division)	1.2	2.0	
Return on equity before tax (Financial Services Division)	19.9	23.8	

[1] Restated.
[2] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.

VOLKSWAGEN AG

Volume Data	2004	2003	%
Vehicle sales	1,993,068	1.941.311	+2.7
Production	934,969	993.716	−5.9
Employees at Dec. 31	102,520	103.821	−1.3

Financial Data (HGB), € million	2004	2003	%
Sales	47,707	45,425	+5.0
Net income	505	633	−20.1
Volkswagen AG dividend proposal	409		
of which: ordinary shares	292		
preferred shares	117		

This version of the Annual Report is a translation from the German original. The German text is authoritative.

DECLARATION BY THE BOARD OF MANAGEMENT OF VOLKSWAGEN AG

The Board of Management of Volkswagen AG is responsible for preparing the consolidated financial statements and the Group management report. Reporting is governed by International Financial Reporting Standards (IFRSs) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). The Group management report was prepared in compliance with the provisions of the German Commercial Code (HGB). The requirements set out in section 292a of the German Commercial Code (HGB) for exemption from the obligation to prepare consolidated financial statements in accordance with German commercial law have been met. The assessment of these requirements is based on German Accounting Standard No. 1 (GAS 1) published by the German Accounting Standards Board.

The accuracy of the consolidated financial statements and of the Group management report is safeguarded by internal control systems, the implementation of uniform Group-wide directives and by employee training and continuing education measures. Compliance with legal requirements and internal Group directives, and the reliability and proper functioning of the control systems, are continuously reviewed across the Group. The early-warning function stipulated by law is implemented by a Group-wide risk management system that enables the Board of Management to identify potential risks at an early stage and to initiate appropriate countermeasures where necessary.

In accordance with the resolution adopted by the Annual General Meeting, the independent auditors PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, have audited the consolidated financial statements and the Group management report, and have issued their unqualified auditors' report reproduced in the notes to the financial statements.

The consolidated financial statements, the Group management report, the audit report and the measures to be taken by the Board of Management to ensure early identification of going concern risks have been reviewed in detail by the Supervisory Board Audit Committee and by the Supervisory Board of Volkswagen AG. The result of this review is presented in the report of the Supervisory Board.

BUSINESS DEVELOPMENT

Model initiative continued in 2004

The global economy remained on the road to recovery in 2004. At the same time, the global automotive markets started picking up again. We were able to launch our new vehicle models successfully in the markets.

THE WORLD ECONOMY AGAIN SHOWS STRONG GROWTH

The recovery in the global economy was sustained in 2004, but the pace of expansion slowed after the early part of the year. This was the result of the sharp increase in oil prices, continuing geopolitical tensions and a less expansionary monetary policy in the industrial nations, among other things. The global economy as a whole grew by 4.1%, against 2.7% in the previous year.

North America

The USA again recorded strong economic growth of 4.4% (3.1%), but employment figures remained below expectations. Mexico achieved a GDP growth rate of 4.1% (1.3%) on the back of the strong US economy and increased revenues from oil exports.

South America/South Africa

Brazil benefited from low US interest rates due to its high level of foreign debt and recorded growth of 5.1% (0.5%). GDP grew by 8.0% in Argentina against 8.8% in the previous year. The South African economy grew despite the strong rand, with an increase of 3.1% (1.9%).

Asia-Pacific

Since joining the World Trade Organization (WTO) in 2001, China has expanded its exports significantly. Growth in GDP was again very dynamic in 2004 at 9.5% (9.3%). The Japanese economy recorded growth of 2.9% (2.5%) in a climate of continuing deflation.

EXCHANGE RATE MOVEMENTS FROM DECEMBER 2003 TO DECEMBER 2004
INDEX IS BASED ON MONTH-END RATES, DEC. 31, 2003 = 100


USD to EUR
JPY to EUR
GBP to EUR
115
110
105
100
95
90
Dec.
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

ECONOMIC GROWTH
PERCENTAGE CHANGE IN GDP


Global economy
USA
Western Europe
Germany
5
4
3
2
1
0
–1
2000
2001
2002
2003
2004

Europe
In Western Europe, economic growth remained below average at an annual rate of 2.0% (0.8%) as a result of the increasing negative effects on the economy of the strong euro and high oil prices. The average rate of unemployment increased slightly compared with the previous year. At 6.0% (5.5%), on the other hand, growth was significantly higher in Central and Eastern Europe than in the Western European countries.

Germany
In 2004, Germany returned to positive economic growth of 1.7% after the recession in the previous year (–0.1%). The average number of unemployed throughout the year, however, was higher than the previous year's figure. The tax relief measures that took effect at the beginning of the year did not lead to the hoped-for upturn in private consumption. This was attributable to lower purchasing power as a result of the oil price, among other things, and to continuing uncertainty about the outcome of the government's economic reform policy.

EMERGING ECONOMIES DRIVE INCREASED DEMAND FOR PASSENGER CARS
In 2004, worldwide demand for passenger cars increased by 4.9% to 41.2 million vehicles. Growth in passenger car markets was particularly evident in South America, China and India. In contrast, the important US market reported a drop in new car registrations. Global automotive production increased markedly by 4.9% to 62.8 million units, of which 43.1 million were passenger cars (+4.3%).

North America
In North America, overall demand for passenger cars in the period under review was below the previous year's level. Although the US market was characterized by a continuing high level of sales incentive programs by many vendors, new passenger car registrations showed a further decline of 1.6% over the prior year. Passenger car sales were also affected by the segment shift to light commercial vehicles. In the USA, this class includes Sport Utility Vehicles as well as Crossover, Minivan and Pickup models. Sales of these vehicles again reached record levels at 9.4 million units (+3.7%). Canada also saw a reduction in new passenger car registrations of 5.2% over the previous year. In contrast, the Mexican passenger car market recorded a new high of 742 thousand units (+7.2%).

South America/South Africa
The South American automotive markets in Brazil and Argentina recorded positive development. The Brazilian domestic market for passenger cars

increased by 7.7% to 1.3 million cars sold, mainly as a result of the low level of interest rates and the economic recovery. The previous year's record for passenger car exports was exceeded again, at 494 thousand units. The Brazilian truck market outperformed the prior year again by 25.2%, at 83 thousand units. In Argentina, the positive trend in passenger car demand continued for the second year following the economic crisis. While total market volume exceeded the previous year by 116.6%, at 197 thousand vehicles, sales were still clearly below the average of the past ten years (221 thousand cars). The South African market for passenger cars recorded an increase in new registrations of 27.7% in 2004 to 332 thousand vehicles.

Asia-Pacific

After five years of continuous growth, passenger car markets in the Asia-Pacific region again recorded an increase in 2004. The Chinese car market increased by 14.3% to 2.6 million units. Strong growth at the start of the year weakened in response to the government's economic measures. As a result, new car registrations in the second half of the year showed a lower increase than in the comparable period of the previous year. The year as a whole was therefore unable to repeat the progress seen in 2003. In the Japanese car market, new car registrations managed only a slight improvement and finished the period under review at 4.8 million vehicles (+1.1% over the comparable prior year figure). An up-and-coming market for passenger cars was India, where new registrations increased by 21.3% to 1.0 million vehicles.

Europe/Remaining markets

In Western Europe, demand for passenger cars in the year under review was 2.1% above the level of the previous year, at 14.5 million vehicles. Spain was the only large volume market to show strong growth with a rise of 9.8%. Against the background of rising energy prices, the diesel share of the West European market reached a new peak, at 48.5% of new registrations. The passenger car markets in Central and Eastern Europe recorded heterogeneous development in 2004. While demand remained mostly below the previous year's level in the large new EU member states, such as Poland (-10.0%) and the Czech Republic (-11.1%), the markets for cars in Russia (+17.0%), the Ukraine (+37.0%) and Romania (+35,9%) experienced impressive growth.

Some areas of the Remaining markets also enjoyed substantial rates of increase in new car registrations. Turkey deserves particular mention, with a rise of 98.7% to 451 thousand units.

Germany

Demand for automobiles rose again in Germany for the first time for four years. A total of 3.6 million motor vehicles (+1.4%) were newly registered. The number of new registrations of passenger cars rose by 0.9% to 3.3 million vehicles, helped especially by a strong fourth quarter. Sales of trucks with a gross vehicle weight of up to 6 tonnes were 197 thousand units (+4.6%). 5.6 million automobiles were produced in 2004, 1.9% more than in the previous year. Export sales by domestic producers amounted to 3.9 million units, exceeding the previous year's record total by 0.8%.

VEHICLE DELIEVERIES WORLDWIDE

The Volkswagen Group increased worldwide deliveries to customers to 5,079,377 vehicles in fiscal year 2004. This represents an increase of 1.3% over the previous year. As the chart below shows, sales figures for the months of March, April, June and September to November were above the corresponding figures for 2003. Nevertheless, overall deliveries remained well behind our expectations.

Deliveries to customers experienced differing trends in the individual markets. The table on page 8 shows an overview of the delivery figures in our

VOLKSWAGEN GROUP DELIVERIES BY MONTH
VEHICLES IN THOUSANDS


2004
2003
550
500
450
400
350
300
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

most important markets, and the Volkswagen Group's share of the local passenger car market. The following sections describe the particular factors affecting each market.

DELIVERIES IN EUROPE/REMAINING MARKETS

The Western European passenger car market (including Germany) is of great importance for us. It accounts for a total of 54.2% (54.4%) of our vehicle deliveries to customers. In particular our new models Audi A3 Sportback, Audi A6, SEAT Altea, Škoda Octavia, Caravelle/Multivan and Transporter, and the Bentley Continental GT made a good start in the market with substantial sales figures. After a slow start in 2003, sales of the Golf, which celebrates its 30th anniversary in 2004, also picked up substantially. From April 2004 onwards, the Golf regained its number one position in Western European new registrations. Our Touran and Touareg models recorded double-digit growth rates. New registrations of the Caddy – including the new Caddy Life – almost tripled. In contrast, deliveries of the Passat and the Bora fell in anticipation of the forthcoming model change. Overall we again secured market leadership in Western Europe. The German passenger car market recorded slight growth and we increased deliveries to customers by 1.2%. In fact, in September and November, the Volkswagen Passenger Cars brand achieved the best result for five years in deliveries to customers. In addition to the Golf, the Touran and the Caddy rose to the top of their respective segments. The Volkswagen Group thus also remained the number one automobile producer in Germany.

The growing demand for passenger cars in Turkey was the main cause of the substantial increase in deliveries of Group models in the Remaining markets.

DELIVERIES IN NORTH AMERICA

Fiscal year 2004 saw a continuation of the tremendous competitive pressures caused by the discounting policies of other vehicle producers in the US passenger car market. This forced us to expand our sales promotion activities in the third quarter of 2004. Nonetheless, these remained well below the usual levels in the US market. Our passenger car deliveries were in line with the general market trend and declined overall in comparison to the previous year. The Audi Cabriolet, the Audi A8 und the Bentley Continental GT, however, all recorded increases. The Sport Utility Vehicles (SUV) again posted successful sales levels in the USA where, together with Crossover, Minivan und Pickup models, they are classified as light commercial vehicles, rather than cars. The premium range Touareg SUV recorded deliveries of 27,706 vehicles in the US market in the year under review. The development of the passenger car market in Canada matched that in the USA. Increases were recorded only by the Passat, the Touareg, the Audi Cabriolet

and, in the luxury class, the Audi A8. In Mexico, we achieved significant sales growth in particular with the Volkswagen Jetta and Touareg models. Sales figures for the Audi A3 also exceeded the previous year's. Overall, our sales in Mexico were thus at a higher level than in 2003.

DELIVERIES IN SOUTH AMERICA/SOUTH AFRICA

Deliveries of Group vehicles in South America outpaced the development of the respective passenger car markets. Sales growth in Brazil was driven in particular by the new entry-level Fox model and by increased demand for the Parati. The Brazilian sales figures also include light commercial vehicles, which grew by 15.4% year-on-year to 30,597 vehicles. Heavy trucks and buses in the 7 to 45 tonnes segment, which we produce exclusively in Brazil, recorded a 9.4% year-on-year increase in sales of our models to 28,403 units. This enabled us to retain our market leadership in the heavy trucks segment, with a share of 32.3% (34.3%). In Argentina, early signs of an upturn after the economic crisis were already evident at the end of 2003. The upward trend in the passenger car market continued in fiscal year 2004; Volkswagen Group deliveries were 1.5 times higher than the low level of the previous year. This enabled us to achieve an appreciable increase in our share of the

DELIVERIES TO CUSTOMERS BY MARKET[1]

	Deliveries (units)		Change (%)	Share of passenger car market (%)	
	2004	2003		2004	2003
Europe/Remaining markets	**3,217,426**	**3,151,731**	**+2.1**		
Western Europe	**2,751,620**	**2,728,099**	**+0.9**	**18.1**	**18.2**
of which: Germany	954,124	943,136	+1.2	30.5	30.4
United Kingdom	346,237	340,329	+1.7	12.8	12.4
Spain	331,358	313,526	+5.7	20.8	21.8
Italy	241,376	284,005	−15.0	10.5	11.3
France	218,026	216,909	+0.5	10.2	10.1
Central and Eastern Europe	**333,917**	**332,260**	**+0.5**	**13.2**	**13.4**
of which: Czech Republic	83,383	86,949	−4.1	58.9	56.1
Poland	68,317	75,530	−9.5	20.2	20.6
Remaining markets	**131,889**	**91,372**	**+44.3**		
of which: Turkey	77,945	41,191	+89.2	11.4	12.8
North America	**572,135**	**630,936**	**−9.3**	**5.7**[2]	**6.3**[2]
of which: USA	337,166	389,947	−13.5	7.2[2]	8.7[2]
Mexico	196,756	194,245	+1.3	25.6	26.4
Canada	38,213	46,744	−18.3	4.5	5.3
South America/South Africa	**533,186**	**425,750**	**+25.2**	**19.6**	**18.4**
of which: Brazil	361,557	314,570	+14.9	23.9	22.6
Argentina	66,766	26,510	+151.9	30.8	24.2
South Africa	72,462	58,191	+24.5	21.3	22.0
Asia-Pacific	**756,630**	**807,310**	**−6.3**	**6.6**	**7.6**
of which: China	648,490	697,989	−7.1	25.2	30.8
Japan	68,986	68,459	+0.8	28.9[3]	28.6[3]
Worldwide	**5,079,377**	**5,015,727**	**+1.3**	**11.5**	**12.1**
Volkswagen brand group	3,522,587	3,525,553	−0.1		
Audi brand group	1,223,121	1,231,349	−0.7		
Commercial Vehicles	333,669	258,825	+28.9		

[1] Deliveries and market shares for 2003 have been updated to reflect subsequent statistical trends.
[2] Refers to import market. Excludes Sharan and Touareg, which are classified as light trucks.
[3] Refers to import market.

WORLDWIDE DELIVERIES OF THE GROUP'S MOST SUCCESSFUL MODELS IN 2004
IN THOUSANDS OF VEHICLES



Golf
719
Passat/Santana
614
Polo
451
Audi A4
310
Gol
302
Bora/Jetta
276
Škoda Fabia
248
Touran
200
0
100
200
300
400
500
600
700
800

passenger car market. This positive development was helped in particular by increases in sales of the Volkswagen Gol and Fox models, imported from Brazil. We also recorded a substantial 86.0% increase in heavy trucks in Argentina, which are also produced in Brazil. Overall, we delivered 2,426 trucks and buses in Argentina in the year under review.

Sales of Group models in the growing South African passenger car market increased by 24.5%, in keeping with the market trend. Sales of the Golf and Polo models in particular, however, recorded growth rates in excess of the market.

DELIVERIES IN THE ASIA-PACIFIC REGION

The Asia-Pacific region saw a strong increase in competitive pressure due to sales incentives offered by other vehicle producers, particularly in the Chinese passenger car market. We continued to occupy the number one position in the Chinese passenger car market, although Group deliveries were below the high levels of the previous year. The Santana and Jetta models accounted for a particularly high proportion of deliveries. Good sales by the Gol and the Golf ensured noticeable growth for these models. Our Golf, Touareg, Audi A3, Audi A6 and Audi A8 models, as well as the Bentley Continental GT, recorded substantial growth in the Japanese passenger car market. Overall Volkswagen Group deliveries were thus slightly higher than in the previous year.

In the other Asia-Pacific markets – including for example Australia, Taiwan and India – customer demand was particularly strong for the Golf and the Škoda Octavia.

SALES TO THE DEALER ORGANIZATION

In 2004, the Volkswagen Group lifted global sales to its dealer organization by 2.5% year-on-year to 5,142,759 vehicles. As in the previous year, we sold the majority (81.7%) of our models in countries outside Germany, recording 2.5% growth in fiscal year 2004 to 4,202,559 vehicles. We recorded strong increases mainly in Brazil and Argentina. In Germany, demand for our models rose sharply, especially in the last three months of the year under review, and we thus achieved a 2.7% increase in sales there to 940,200 vehicles for the full-year 2004.

The main drivers of sales were the Golf and the Touran, which are based on a common platform. We sold a total of 915,665 units (+17.4%) of these two models, corresponding to 17.8% of total unit sales. We also recorded further strong increases in sales of the Touareg and the Caravelle/Multivan and the Transporter. Our new products, the Audi A3 Sportback, Audi A6, SEAT Altea, Bentley Continental GT and the Caddy also produced encouraging sales figures, and there was also a highly positive trend in sales of the entry-level Fox model in the South American market. However, sales of the Passat/ Santana and the Bora/Jetta models fell due to the upcoming model changes. Their share of Group sales consequently dropped from 14.4% to 12.0% and from 9.2% to 8.4% respectively.

In fiscal year 2004, Volkswagen AG sold 1,993,068 vehicles to its dealer organization, 2.7% more than in the previous year. The percentage of vehicles sold outside Germany fell to 66.9% (67.2%).

PRODUCTION

Between January and December 2004, the Volkswagen Group produced a total of 5,093,181 vehicles, 1.4% more than in 2003. In particular, increasing demand for our new models lifted capacity utilization rates at the production plants concerned. This primarily applied to production at Volkswagen do Brasil Ltda., Auto 5000 GmbH, AUDI AG, Volkswagen Poznan Sp. z o.o. and BENTLEY MOTORS LIMITED. However, the production volume at the joint ventures in China declined year-on-year to 634,669 vehicles (–10.3%). The total production figure also includes 35,497 Ford Galaxy units (–11.0%), which are included in unit sales but not in deliveries to customers. The share of production originating in Germany rose by 1.3% to 36.0% in the year under review. Our plants worldwide produced an average of 22,482 vehicles (+2.0%) per working day.

Production at the vehicle-producing sites of Volkswagen AG (Emden, Hanover and Wolfsburg) fell by 5.9% to 934,969 vehicles, firstly because of the drop in the number of Passat and Bora units produced due to the upcoming model changes. Secondly, no vehicle production kits were delivered to Volkswagen Poznan Sp. z o.o. Average daily production at Volkswagen AG reached 4,229 units (–0.6%).

ORDERS RECEIVED BY VOLKSWAGEN AG

In 2004, Volkswagen AG recorded a positive trend in demand in Western Europe (excluding Germany), where orders received rose by 3.2% compared with 2003. The volume of orders received from Spain, the Netherlands and Scandinavia was particularly encouraging. In contrast, demand for cars in Germany improved only slightly in 2004, although orders received by Volkswagen AG declined by 4.7% overall year-on-year. However, our Golf, Touran, Touareg, Caddy, Caravelle/Multivan and Transporter models recorded increases. At December 31, 2004, Volkswagen AG held orders for 74,200 vehicles within Germany and for 108,200 units from the rest of Western Europe excluding Germany.

INVENTORIES

At December 31, 2004, inventories held by the dealer organization and the Group companies worldwide remained very slightly down on the prior year. Inventories were at a level necessary to supply our customers.

AGE STRUCTURE OF THE EMPLOYEES OF VOLKSWAGEN AG 2004
IN THOUSANDS OF EMPLOYEES



> 56
9.2
51 – 55
11.3
46 – 50
14.1
41 – 45
18.5
36 – 40
19.5
31 – 35
12.5
26 – 30
8.2
21 – 25
5.3
< 20
3.9
0
5
10
15
20
25

NUMBER OF EMPLOYEES

In fiscal year 2004, the Volkswagen Group, including the vehicle-producing joint ventures in China, employed an average of 343,016 people (+2.4%). 178,923 (+2.7%) of these employees or 52.2% (52.0%) worked at our companies in Germany. At the reporting date, the Volkswagen Group employed a total of 342,502 people (+1.7%), of whom 177,350 (+0.5%) were employed at companies in Germany. However, the measures introduced as part of the ForMotion program enabled a reduction in the number of indirect staff in the Automotive Division. The slight increase was attributable primarily to the increased production at Auto 5000 GmbH, Volkswagen Poznan Sp. z o.o., BENTLEY MOTORS LIMITED and Volkswagen do Brasil Ltda., which required an increase in direct staff. Due to the launch of new models, the number of employees at our Chinese joint ventures also rose. We expanded our global operations in the financial services sector, for which we recruited additional staff. Year-on-year, an additional 406 places were also created across the Group for apprentices.

At December 31, 2004, a total of 102,520 people were employed at the plants of Volkswagen AG, excluding the staff employed at subsidiaries. Year-on-year, the number of employees fell by 1,301 or 1.3%. At the same time, the number of apprentices rose by 0.9% to 4,217.

The percentage of female employees rose slightly, to 13.4% (13.1%) of the total headcount of Volkswagen AG. The Group employed 2,912 (2.8%) part-time workers. The percentage of foreign employees remained unchanged at 7.2%. In total, 63.7% (60.8%) of employees held a vocational qualification in an area relevant to VW, while 11.2% (10.8%) were graduates. The average age of Volkswagen employees was 40.8.

NET ASSETS, FINANCIAL POSITION AND EARNINGS PERFORMANCE

Strong improvement in net cash flow and net liquidity in Automotive Division

Strict management of investments and working capital strengthens liquidity position. New structures in balance sheet and income statement make consolidated financial statements even more transparent.

EARLY ADOPTION OF REVISED AND NEW IASs/IFRSs

The International Accounting Standards Board (IASB) has adopted a series of revisions to existing International Accounting Standards (IASs) as part of its "Improvements Project" and has issued new International Financial Reporting Standards (IFRSs). These must be applied for fiscal years beginning on or after January 1, 2005. However, we have implemented the IASB's recommendation on early adoption and have applied the revised Standards IAS 1, 21, 36 and 38 as well as the newly issued IFRS 3 in the consolidated financial statements for 2004 (further information can be found in the notes to the consolidated financial statements on pages 44 to 50). The following matters primarily affected the structures and the amounts in our consolidated financial statements:

- We have classified the consolidated balance sheet by maturity.
- Sales revenue is presented inclusive of interest

CONSOLIDATED BALANCE SHEET BY DIVISION AS OF DECEMBER 31
ASSETS

€ million	Volkswagen Group 2004	Volkswagen Group 2003[2]	Automotive[1] 2004	Automotive[1] 2003[2]	Financial Services 2004	Financial Services 2003[2]
Noncurrent assets	**71,581**	**67,363**	**36,731**	**36,125**	**34,850**	**31,238**
Intangible assets	7,490	7,145	7,376	7,074	114	71
Property, plant and equipment	23,795	23,852	23,523	23,585	272	267
Leasing and rental assets	8,484	8,450	58	55	8,426	8,395
Financial services receivables	22,762	20,840	243	215	22,519	20,625
Noncurrent investments and other financial assets[3]	9,050	7,076	5,531	5,196	3,519	1,880
Current assets	**55,391**	**50,783**	**28,863**	**29,949**	**26,528**	**20,834**
Inventories	11,440	11,670	11,346	11,567	94	103
Financial services reveivables	21,109	18,525	142	151	20,967	18,374
Receivables and other assets	9,688	9,904	7,787	8,445	1,901	1,459
Marketable securities	2,933	3,148	2,879	3,106	54	42
Cash and cash equivalents	10,221	7,536	6,709	6,680	3,512	856
Total assets	**126,972**	**118,146**	**65,594**	**66,074**	**61,378**	**52,072**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions, primarily intra-Group loans.
[2] Restated.
[3] Including deferred taxes.

income from the financing business and excluding sales revenue recognized at the commencement of finance leases in the Financial Services Division. Prior-year amounts were restated accordingly.
- Cost of sales is presented inclusive of interest expenses from the financing business and excluding cost of sales recognized at the commencement of finance leases in the Financial Services Division. Prior-year amounts were restated accordingly.
- The amounts for 2004 no longer include goodwill amortization.
- The method of calculating development costs to be capitalized was retroactively changed so that certain indirect components are no longer capitalized. Special items from the previous year also changed in this connection.

The restated prior-year amounts form the basis of the following discussion of our net assets, financial position and earnings performance.

STRUCTURE OF THE CONSOLIDATED BALANCE SHEET

In 2004, the Volkswagen Group's total assets increased by 7.5% to €127.0 billion. This increase was due to the expansion of our activities in the Financial Services Division. Newly consolidated companies have no material effect on the comparability of the current and prior-year figures.

Consolidated equity rose slightly by 0.4% in 2004. The increase was the result of the net amount of the 2004 consolidated net profit for the period, the dividend payment for 2003 and the negative effects of currency translation, particularly in respect of the financial statements of the North American Group companies and our equity interests in the Chinese joint ventures.

AUTOMOTIVE DIVISION BALANCE SHEET STRUCTURE

In 2004, we recorded an increase in noncurrent assets in the Automotive Division, while current

CONSOLIDATED BALANCE SHEET BY DIVISION AS OF DECEMBER 31
EQUITY AND LIABILITIES

	Volkswagen Group		Automotive[1]		Financial Services	
€ million	2004	2003[2]	2004	2003[2]	2004	2003[2]
Equity	**23,957**	**23,863**	**18,526**	**19,974**	**5,431**	**3,889**
Equity attributable to shareholders of Volkswagen AG	23,865	23,759	18,434	19,870	5,431	3,889
Minority interests	92	104	92	104	–	–
Noncurrent liabilities	**54,346**	**46,270**	**26,746**	**22,845**	**27,600**	**23,425**
Noncurrent financial liabilities	32,198	25,936	7,349	4,887	24,849	21,049
Provisions for pensions	10,930	10,618	10,806	10,503	124	115
Other liabilities[3]	11,218	9,716	8,591	7,455	2,627	2,261
Current liabilities	**48,669**	**48,013**	**20,322**	**23,255**	**28,347**	**24,758**
Current financial liabilities	28,885	28,922	4,122	7,293	24,763	21,629
Trade payables	7,434	7,822	6,218	6,725	1,216	1,097
Other liabilities	12,350	11,269	9,982	9,237	2,368	2,032
Total equity and liabilities	**126,972**	**118,146**	**65,594**	**66,074**	**61,378**	**52,072**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions, primarily intra-Group loans.
[2] Restated.
[3] Including deferred taxes.

CONSOLIDATED BALANCE SHEET STRUCTURE 2004
IN PERCENT


Noncurrent assets
56.4
Current assets
43.6
Total assets
0
10
20
30
40
50
60
70
80
90
100
Total equity
and liabilities
18.9
Equity
42.8
Noncurrent liabilities
38.3
Current liabilities

assets decreased. Thanks to our renewed efforts under the ForMotion program, we reduced inventories and receivables in particular.

The decline in equity in the Automotive Division was primarily due to the allocation of consolidation adjustments for intra-Group capital increases at Volkswagen Financial Services AG. In the segment reporting, i.e. excluding the allocation of consolidation adjustments, equity in the Automotive Division remained on a level with the previous year. The 17.1% increase in noncurrent liabilities on 2003 was mainly due to new long-term debt raised on the capital markets. These capitalization measures included replacing maturing loans and commercial paper and notes. This led to a 12.6% decrease in current liabilities.

FINANCIAL SERVICES DIVISION BALANCE SHEET STRUCTURE

Total assets in the Financial Services Division grew 17.9% on the back of the expansion of business activities. In particular, receivables from customer and dealer financing increased, as did cash and cash equivalents – as a result of temporary cash holdings – which led to a rise in current assets of 27.3%. Noncurrent assets also increased because receivables from customer financing and from additional finance leases rose by 11.6% year-on-year.

As of December 31, 2004, the Financial Services Division reported a year-on-year increase in equity of €1.5 billion. This was mainly due to the capital increases that we implemented at Volkswagen Financial Services AG in connection with the acquisition of a proportionate interest in LeasePlan Corporation. We covered the additional funding required to finance the growing financial services business through borrowings in 2004, as is common in the industry, thus increasing noncurrent liabilities in particular (+17.8%). The increase in deposits at Volkswagen Bank *direct* to €8.0 billion was one of the factors contributing to the 14.5% rise in current liabilities.

CASH FLOW STATEMENT BY DIVISION

	Volkswagen Group		Automotive[1]		Financial Services	
€ million	2004	2003[2]	2004	2003[2]	2004	2003
Profit before tax	1,099	1,354	172	443	927	911
Income taxes paid	-21	-987	296	-637	-317	-350
Depreciation and amortization expense	8,618	8,233	6,799	6,653	1,819	1,580
Change in pension provisions	322	306	313	298	9	8
Other noncash income/expense[3]	-142	-444	65	-433	-207	-11
Gross cash flow	**9,876**	**8,462**	**7,645**	**6,324**	**2,231**	**2,138**
Change in working capital	**1,618**	**-91**	**1,273**	**-356**	**345**	**265**
Change in inventories	178	-1,109	172	-1,156	6	47
Change in receivables	-4	-494	220	-561	-224	67
Change in liabilities	691	933	149	806	542	127
Change in other provisions	753	579	732	555	21	24
Cash flows from operating activities	**11,494**	**8,371**	**8,918[4]**	**5,968[4]**	**2,576**	**2,403**
Cash flows from investing activities	**-15,079**	**-15,464**	**-7,047**	**-8,456**	**-8,032**	**-7,008**
of which: acquisition of property, plant and equipment	-5,550	-6,727	-5,425	-6,589	-125	-138
capitalized development costs	-1,501	-1,817	-1,501	-1,817	–	–
change in leasing and rental assets (excluding depreciation)	-1,942	-2,963	-35	-3	-1,907	-2,960
change in financial services receivables	-4,801	-3,766	-78	-85	-4,723	-3,681
Net cash flow	**-3,585**	**-7,093**	**1,871**	**-2,488**	**-5,456**	**-4,605**
Change in investments in securities	280	229	263	233	17	-4
Cash flows from financing activities	5,968	11,423	-2,128	6,698	8,096	4,725
Change in cash and cash equivalents due to exchange rate changes and changes in the scope of consolidation	22	-10	24	-1	-2	-9
Net change in cash and cash equivalents	**2,685**	**4,549**	**30**	**4,442**	**2,655**	**107**
Cash and cash equivalents at Dec. 31[5]	**10,221**	**7,536**	**6,710**	**6,680**	**3,511**	**856**
Securities and loans	4,112	3,652	3,027	3,331	1,085	321
Gross liquidity	**14,333**	**11,188**	**9,737**	**10,011**	**4,596**	**1,177**
Total third-party borrowings	-61,083	-54,858	-11,471	-12,180	-49,612	-42,678
Net liquidity	**-46,750**	**-43,670**	**-1,734**	**-2,169**	**-45,016**	**-41,501**
Adjustment for the negative net liquidity of financing and other companies			3,956	3,344		
Net liquidity in the core automotive business			**2,222**	**1,175**		

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Restated.
[3] Relate mainly to fair value measurement of financial instruments and application of the equity method.
[4] Before consolidation of intra-Group transactions €9,319 (6,451) million.
[5] Cash and cash equivalents comprise bank balances, checks, cash-in-hand and call deposits.

FINANCIAL POSITION IN THE AUTOMOTIVE DIVISION

At €7.6 billion, the gross cash flow generated by the Automotive Division in fiscal year 2004 substantially exceeded the prior-year amount by 20.9%. A tax refund for Volkswagen AG following tax assessments for prior years also contributed to this. We also reduced the funds tied up in working capital by €1.3 billion through our renewed efforts under the ForMotion program. Despite further growth in the diversity of models, we managed to substantially reduce inventories in particular, as well as receivables, as against the end of the previous year. As a result, cash flows from operating activities of €8.9 billion were also higher than the comparable figure for the previous year (€6.0 billion). We thus achieved our aim of covering our entire financing requirements for investments in the year under review from internally generated funds. Supported by the ForMotion program, capital expenditure in the Automotive Division was reduced significantly in fiscal year 2004, without having to cut back our new model initiative. Additions to property, plant and equipment fell by 17.7% to €5.4 billion. This improved the ratio of investments to sales revenue substantially from 8.6% to 6.8%. Capitalized development costs decreased by 17.4% to €1.5 billion. Overall, net cash used in investing activities amounted to €7.0 billion. We thus improved net cash flow in the Automotive Division from €–2.5 billion to €+1.9 billion, more than meeting our forecasts. In financing activities, our capital market transactions and the outflow of funds for the capital increases at Volkswagen Financial Services AG were the main factors in the year under review. As of December 31, 2004, cash and cash equivalents thus remained almost unchanged at €6.7 billion. Including securities and loans, as well as total third-party borrowings, net liquidity in the Automotive Division increased by €0.4 billion to €–1.7 billion, despite additional funds invested for the acquisition of the interests in LeasePlan. Adjusted to take account of the negative net liquidity of the financing and other companies, resulting in particular from intra-Group factoring, net liquidity amounted to €2.2 billion (€1.2 billion).

FINANCIAL POSITION IN THE FINANCIAL SERVICES DIVISION

In the Financial Services Division, cash flows from operating activities in 2004 increased by 7.2% to €2.6 billion. As is common in the industry, the additional financing requirements needed for the expansion in the financial services business, particularly in customer and dealer financing and for the procurement of lease vehicles, were covered mainly by borrowing on the capital markets. The increase in the equity of Volkswagen Financial Services AG, which was financed by the acquisition of a proportionate interest in LeasePlan Corporation, also contributed to financing. As a result of a temporary increase in cash holdings, cash and cash equivalents in the Financial Services Division rose substantially by €2.7 billion to €3.5 billion at the end of 2004. Including securities and loans, gross liquidity amounted to €4.6 billion (up €3.4 billion year-on-year). Total third-party borrowings rose as against the previous year by €6.9 billion to €49.6 billion. As a result, net liquidity in the Financial Services Division amounted to €–45.0 billion at the end of the year under review (€3.5 billion lower than in 2003).

CASH AND CASH EQUIVALENTS IN THE GROUP

The Volkswagen Group's cash and cash equivalents increased by 35.6% year-on-year to €10.2 billion as of December 31, 2004. Total third-party borrowings rose primarily because of borrowings for the further expansion of the financial services business. As a result, the Volkswagen Group reported net liquidity in the amount of €–46.8 billion at December 31, 2004.

REVENUE DEVELOPMENT

As in the previous year, the further appreciation of the euro, in particular against the US dollar and the currencies pegged to the dollar, again meant that the translation of sales revenue, as well as the other income statement items of Group companies preparing their financial statements in foreign currencies, resulted in lower euro-denominated carrying amounts in the Group's consolidated income statement in fiscal year 2004 than in the prior year.

In 2004, the Volkswagen Group generated sales revenue of €89.0 billion, up 4.9% on the previous year. The Automotive Division increased its sales revenue by 5.0% to €80.3 billion. This was primarily due to the greater proportion of higher-value models in the volume of vehicles sold. However, the higher sales volumes also contributed to the increase in sales revenue. In addition, income from the rental and leasing business in the Financial Services Division contributed to the positive development in sales revenue. Overall, the Volkswagen Group again generated 72.5% of sales revenue outside Germany.

The cost of sales grew by 5.9% year-on year to €78.4 billion. Higher materials costs in the Automotive Division contributed to this, due to the larger proportion of higher-value vehicles and the increased sales volumes. As part of our ForMotion performance enhancement program, we optimized product costs over the course of the year and initiated structural and process changes. The resulting upfront expenditures of €395 million in the form of special items mainly affected gross profit. The cost of sales in the Financial Services Division increased due to higher depreciation from the rental business, reducing the Volkswagen Group's gross profit by 1.8% year-on-year overall to €10.5 billion.

INCOME STATEMENT BY DIVISION

	Volkswagen Group		Automotive[1]		Financial Services	
€ million	2004	2003[2]	2004	2003[2]	2004	2003[2]
Sales revenue	**88,963**	**84,813**	**80,253**	**76,437**	**8,710**	**8,376**
Cost of sales	78,440	74,099	72,217	68,461	6,223	5,638
Gross profit	**10,523**	**10,714**	**8,036**	**7,976**	**2,487**	**2,738**
Distribution expenses	8,172	7,846	7,464	7,127	708	719
Administrative expenses	2,316	2,274	1,651	1,636	665	638
Other operating income/expense	1,585	1,011	1,773	1,498	−188	−487
Operating profit	**1,620**	**1,605**	**694**	**711**	**926**	**894**
Financial result	−521	−251	−522	−268	1	17
Profit before tax	**1,099**	**1,354**	**172**	**443**	**927**	**911**
Income tax expense	383	351	24	43	359	308
Profit after tax	**716**	**1,003**	**148**	**400**	**568**	**603**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Restated.

SEGMENT REPORTING – SHARE OF SALES REVENUE BY MARKET 2004
IN PERCENT


Europe (excluding Germany)
44.7
Germany
27.5
North America
15.0
Asia/Oceania
6.6
South America
4.4
Africa
1.8
0
10
20
30
40
50
60
70
80
90
100

Distribution expenses remained stable at 9.2% of sales revenue. The absolute increase as against 2003 was primarily due to the growing competitive pressure in key markets and the related increase in the necessary sales promotion activities. However, the level of our sales incentive schemes – particularly in the USA and in Europe – was still well below that of our competitors in 2004.

In 2004, the Volkswagen Group's administrative expenses amounted to €2.3 billion (+1.8%). As a percentage of sales revenue, the ratio improved slightly to 2.6% (2.7%).

At €1.6 billion, net other operating income rose sharply by 56.9% year-on-year in the year under review. This was due to a series of factors: firstly, the level of allowances for doubtful accounts was substantially lower. Higher gains from asset disposals were also recorded. The discontinuation of goodwill amortization due to the application of the revised IAS 36 also increased net other operating income.

The Volkswagen Group's operating profit was also substantially impacted by external factors in 2004. However, our ForMotion program launched in the previous year enabled us to generate sustainable improvements in our performance, which already improved operating profit by €1.6 billion in 2004. Our operating profit before special items of €2.0 billion was 12.3% lower than the comparable prior-year figure; however, we exceeded the earnings guidance issued in July 2004. This is the case under both the new accounting policies and those applied in 2003. At €1.6 billion, the operating profit after special items was just over the previous year's figure. Following the substantial increase generated in the previous year, the financial result fell again in the year under review to €–521 million. This decrease was primarily due to the reduced income from investments accounted for using the equity method, as well as the measurement of securities at fair value.

CONSOLIDATED PROFIT

The Volkswagen Group's profit before tax amounted to €1.1 billion in the fiscal year, down 18.8% on the previous year's figure. The significant negative external factors and the special items already mentioned, together with the decrease in the financial result, could not be offset by the success of the ForMotion program. As a result of this decrease, the return on sales declined by 0.4 percentage points to 1.2%. After deducting current and deferred income taxes, profit after tax amounted to €716 million (−28.6%).

Detailed explanations of the development of business in the Automotive and Financial Services divisions are presented in the Divisions chapter of the Mobility section of the Annual Report, starting on page 86).

KEY FINANCIAL FIGURES

%	2004	2003[1]
Volkswagen Group		
Return on sales before tax	1.2	1.6
Return on sales after tax	0.8	1.2
Equity ratio	18.9	20.2
Dynamic gearing (years)[2]	0.2	0.2
Automotive Division[3]		
Change in unit sales	+2.5	+0.4
Change in sales revenue	+5.0	−0.9
Operating profit as a percentage of sales revenue	0.9	0.9
Return on investment after tax[4]	1.2	2.0
Cash flows from operating activities as a percentage of sales revenue	11.1	7.8
Cash flows from investing activities as a percentage of sales revenue	8.8	11.1
Investments in property, plant and equipment as a percentage of sales revenue	6.8	8.6
Equity ratio	28.2	30.2
Financial Services Division		
Increase in total assets	17.9	12.8
Profit before tax as a percentage of average equity	19.9	23.8
Equity ratio	8.8	7.5

[1] Restated.
[2] Ratio of cash flows from operating activities to current and noncurrent liabilities.
[3] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[4] For details, see Value-based management in the Financial Communication chapter on page 45 in the Mobility section of the Annual Report.

VOLKSWAGEN AG (CONDENSED, ACCORDING TO GERMAN COMMERCIAL CODE)

Improved vehicle sales lift sales revenue

NET INCOME FOR THE YEAR

In fiscal year 2004, sales generated by Volkswagen AG rose by 5.0% year-on-year to €47.7 billion. This increase was driven primarily by higher vehicle sales worldwide. However, sales were depressed by the continued unfavorable exchange rates – in particular between the euro and the US dollar and currencies pegged to the dollar. Volkswagen AG generated a total of 61.0% (61.9)% of sales outside Germany. Sales, which also include intra-Group revenue, were reduced by a growing volume of sales allowances in 2004; cost of sales therefore rose disproportionately by 7.2% compared with sales. Gross profit declined correspondingly compared with the previous year to €–324 million. Selling expenses rose by 3.8%, due in particular to the higher level of sales incentives in the USA in the face of stiffer competition. However, the ratio of selling expenses to sales was lower than in 2003. General and administrative expenses fell by 0.5% year-on-year. The other operating result decreased by 3.9% to €966 million. This reduction was due above all to exchange rate effects relating to deliveries of goods and services. At €3.4 billion, the financial result in 2004 rose by 35.6% year-on-year in particular as a result of higher income from investments and lower write-downs of financial assets. As a result of the factors described above, Volkswagen AG's result from ordinary activities at year-end was €783 million, corresponding to a year-on-year decrease of 19.8%.

INCOME STATEMENT OF VOLKSWAGEN AG

€ million	2004	2003
Sales revenue	**47,707**	**45,425**
Cost of sales	48,031	44,797
Gross profit on sales	**–324**	**+628**
Selling, general and administrative expenses	3,280	3,181
Other operating result	+966	+1,006
Financial result*	+3,421	+2,523
Result from ordinary activities	**+783**	**+976**
Taxes on income	278	343
Net income for the year	**505**	**633**
Retained profits brought forward	4	60
Appropriations to revenue reserves	90	280
Net retained profits	**419**	**413**

*Including write-downs of financial assets.

BALANCE SHEET OF VOLKSWAGEN AG AS OF DECEMBER 31

€ million	2004	2003
Fixed assets	22,439	20,598
Inventories	2,815	3,011
Receivables	9,969	7,796
Cash and bank balances	5,903	6,144
Total assets	**41,126**	**37,549**
Equity	10,674	10,588
Long-term debt	6,417	6,470
Medium-term debt	7,288	4,103
Short-term debt	16,747	16,388

NET ASSETS AND FINANCIAL POSITION

Volkswagen AG's total assets grew by 9.5% to €41.1 billion in the year under review. At €2.1 billion, capital expenditure necessary to acquire tangible and intangible assets was €0.7 billion lower than in 2003. It related primarily to new products, model facelifts and restructurings at the vehicle production plants in Emden, Hanover and Wolfsburg. Financial investments grew by €1.3 billion year-on-year to €2.5 billion. This increase primarily reflects the capital increases at Volkswagen Financial Services AG, including for the acquisition of the interest in LeasePlan. Overall, fixed assets rose by 8.9% year-on-year to €22.4 billion.

Current assets rose by 10.2% to €18.7 billion, in particular due to the increase in receivables and other assets. Inventories were reduced compared with the 2003 year-end figure.

Equity (including special tax-allowable reserves) rose by 0.8% to €10.7 billion, reflecting the earnings development. The equity ratio fell by 2.2 percentage points to 26.0% because of the increase in total assets. At €15.4 billion, provisions increased by 11.2% year-on-year. Liabilities also rose from €13.1 billion to €15.1 billion, of which €10.9 billion (€9.0 billion) was interest-bearing.

DIVIDEND PROPOSAL

€90 million of the net income for the year was appropriated to other revenue reserves in accordance with section 58(2) of the AktG (German Stock Corporation Act). The Board of Management and Supervisory Board are proposing to the Annual General Meeting to pay a dividend of €1.05 per ordinary share and €1.11 per preferred share from net retained profits.

PROPOSAL ON THE APPROPRIATION OF NET PROFIT

€	2004
Dividend distribution on subscribed capital (€1,089 million)	409,313,607.15
thereof on: ordinary shares*	292,499,116.35
preferred shares	116,814,490.80
Balance (carried forward to new account)	9,700,967.69
Net retained profits	**419,014,574.84**

* Excluding 41,719,353 own shares that would carry dividend rights if they were no longer held by the Company or its dependent companies on the date of the Annual General Meeting.

EMPLOYEE PAY AND BENEFITS AT VOLKSWAGEN AG

€ million	2004	%	2003	%
Direct pay including cash benefits	4,220	62.4	4,296	62.8
Social security contributions	961	14.2	993	14.5
Compensated absence	851	12.6	866	12.7
Old-age pensions	733	10.8	681	10.0
Total expense	**6,765**	**100.0**	**6,836**	**100.0**

The annual financial statements of Volkswagen AG prepared in accordance with the German Commercial Code (HGB) will be announced in the Bundesanzeiger (Federal Gazette) and filed with the commercial register at the Wolfsburg Local Court. They may be obtained free of charge from Volkswagen AG at the address shown under Contact Information in this Annual Report.

RESEARCH AND DEVELOPMENT

Design and engineering for tomorrow and the future

Design, safety, environmental compatibility, and of course driving pleasure, are our priorities when developing the mobility of the future. New 3D technology enables our designers and engineers to implement their ideas quickly and effectively.

VOLKSWAGEN'S NEW DESIGN ERA CONTINUES WITH THE CONCEPT T CROSSOVER

In January 2004, we unveiled our Concept T at the North American International Auto Show in Detroit, USA. This innovative crossover study combines the features of an offroader with those of a sports car. Although the design remains true to the traditions of Volkswagen Passenger Cars, at the same time it represents a systematic continuation of Volkswagen's new design era. The vehicle has a striking V-shaped grille and sporty side view.

STARS ARE PROOF OF THE GOLF'S HIGH SAFETY STANDARDS

One example of the many awards we received for our vehicles last year are the stars awarded by the European New Car Assessment Programme (EuroNCAP). In the safety test conducted in June 2004, the Golf achieved the best result – the full five stars. Its overall score, combining the categories crash test safety, occupant protection, child protection and pedestrian protection, was the best overall result ever achieved by a vehicle. These stars are our motivation to continue working on the safety of our vehicles and quickly implement innovative ideas in this area.

GOLF GTI WITH COMPELLING INNOVATIONS

In 2004, we extended the Golf range to include the new version of the GTI. Its new 2.0 liter FSI®* turbo direct-injection engine with 147 kW/200 bhp boasts 280 Nm of torque from 1,800 rpm. Direct injection and turbocharging team up with other elements in the engine to provide highly efficient power delivery. With the six-speed gearbox, the GTI accelerates from 0 to 100 km/h in just 7.2 seconds – with the Direct Shift Gearbox (DSG®), acceleration time is 6.9 seconds. Performance is therefore much improved in the Golf GTI, but fuel consumption and emissions still remain low. At the same time, the 2.0 liter T-FSI – like all other Golf engines – is Euro 4 compliant.

4MOTION DRIVETRAIN FURTHER DEVELOPED

We have again improved our tried-and-tested 4MOTION drivetrain for use in the Golf. Electronically controlled, it optimally allocates engine power between all four wheels to best suit the road conditions. The new, second-generation 4MOTION is even faster, more sensitive and quieter. These improvements offer increased performance and even greater safety on dry, wet and slippery road surfaces.

* Fuel consumption in l/100 km: urban 10.7 to 11.1; extra-urban 6.2 to 6.3; combined 7.9 to 8.1; CO_2 emissions in g/km: 190 to 194.

DIRECT SHIFT GEARBOX NOW AVAILABLE FOR MORE MODELS

Last year, we continued to extend the range of applications for Volkswagen's Direct Shift Gearbox (DSG®). As a result, the DSG is now available on the Touran, Golf, Golf GTI, Škoda Octavia, SEAT Altea and SEAT Toledo, as well as on the Audi A3 and Audi TT with high-torque diesel or petrol engines. Optimum gear selection and rapid gear changes give vehicles equipped with DSG greatly improved driving dynamics and shorter acceleration times. At the same time, they consume much less fuel than vehicles featuring conventional automatic or manual gearboxes. In everyday tests, they consume up to 10% less fuel than a comparable model with a manual gearbox. Compared with a vehicle with a conventional automatic gearbox and a hydraulic torque-converter, consumption is even reduced by up to 20%. By using the DSG, Volkswagen has managed to further reduce CO_2 emissions. At the same time, we have become the first manufacturer to meet the Euro 4 emissions standard with diesel vehicles featuring automatic gearboxes.

GOLF PLUS BRINGS MPV FEATURES TO THE HATCHBACK MARKET

With the Golf Plus, we have extended the Golf range to include an innovative multi-purpose vehicle (MPV) for the hatchback market. The Golf Plus combines the excellent features of the Golf with more interior space, better variability and greater functionality. Thanks to its increased height, both the front and rear seats are higher, providing better all-round visibility and making it easier to get in and out.

THE NEW PASSAT OFFERS COMPELLING INNOVATIONS

At the International Geneva Motor Show in early March 2005, we unveiled the new Passat, the result of our systematic development of an existing recipe for success. It features distinctive styling and a full range of optimized and newly developed functions. The new Passat offers a number of innovative technologies and comfort features which until recently were reserved for premium vehicles. The crash structure, for example, consists mainly of high-strength components manufactured using warm forming. The Passat also offers bi-xenon headlights with automatic cornering lights.

THE TOUAREG COMBINES OUTSTANDING PERFORMANCE AND SAFETY

The Touareg W12 Sport* was launched in fall 2004, initially as a limited edition. In combination with a six-speed tiptronic automatic gearbox, this twelve-cylinder, 6.0 liter engine with 331 kW/450 bhp and 600nm of torque offers outstanding performance: the Touareg accelerates from 0 to 100 km/h in 5.9 seconds and can reach an electronically limited top speed of 250 km/h. Its immense power makes it fun to drive on-road and off. Since the Touareg is also popular as a tow vehicle, it is the first in our model range to be equipped with the newly developed additional function of the Electronic Stabilization Program (ESP). This automatically detects trailer snaking and counteracts it by selective use of the brakes and the engine. We have thus once again set new standards in safety technology.

* Fuel consumption in l/100 km: urban 22.7; extra-urban 11.9; combined 15.9; CO_2 emissions in g/km: 382.

VOLKSWAGEN USES 3D TECHNOLOGY TO SET NEW STANDARDS IN VEHICLE DEVELOPMENT

In 2004, we opened two ultra-modern visualization centers. Using unique 3D technology, among other technical innovations, these revolutionize virtual technical development processes. "Ray tracing" technology, used here in the automotive industry for the first time worldwide, generates three-dimensional objects in real time on large projection screens, giving developers, designers and engineers a realistic, detailed impression of the planned model during the early stages of development. Other applications include assembly simulations and virtual wire routing. We are thus in a position to optimize the quality, time and cost of the product development process.

EMPLOYEES SUCCESSFUL WITH PATENTS

In 2004, employees of the Volkswagen Group again proved their excellent ability to innovate with a total of 1,000 patent applications – including 809 in Germany and 191 abroad. Most of the patent applications related to engine technology.

CAPITALIZED DEVELOPMENT COSTS WELL BELOW PRIOR-YEAR FIGURES

In the year under review, research and developments costs in the Automotive Division were up slightly on the prior-year figure. At the same time, the capitalization ratio fell due to the progress of the development activities for certain projects. Due to the early adoption of the revised IAS 38, there was a change in the method used to calculate development costs eligible for capitalization (for more information, see the notes to the consolidated financial statements in this section of the Annual Report, page 46). The research and development costs recognized in the income statement in accordance with IFRSs amounted to 4.7% (4.9%) of the Automotive Division's sales revenue.

In Volkswagen AG's annual financial statements prepared in accordance with the Handelsgesetzbuch (HGB – German Commercial Code), research and development costs fell by 4.2% to €2.4 billion.

Including the vehicle-producing investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd., which are accounted for using the equity method, the Research and Development function employed 21,443 people Group-wide (+6.1%) at December 31, 2004, representing 6.3% of the total headcount. Of these, 10,101 worked at Volkswagen AG.

RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

€ million	2004	2003*	%
Total research and development costs	4,164	4,137	+0.6
of which capitalized	1,501	1,817	– 17.4
Capitalization ratio in %	36.1	43.9	
Amortization of capitalized development costs	1,134	1,381	–17.9
Research and development costs recognized in the income statement	**3,797**	**3,701**	**+2.6**

* Restated.

Improved processes ultimately benefit the customer

In 2004, we continued to optimize our procurement, production and quality assurance processes. Our aim was to focus even more on our customers' interests, while at the same time improving the Company's performance.

SUPPLIER MANAGEMENT AND NEW MARKETS

An intensive supplier management system is ever more important, particularly given the changing relationships along the value chain and the current economic climate. Supplier management aims to make supplier relationships so transparent that common processes and the supply chain can be optimized in terms of time, benefits and cost.

We see tapping into new procurement sources in emerging markets as a key success factor in supplier management. The Chinese market in particular offers enormous potential. This prompted us to establish a foothold for the Volkswagen procurement organization in Beijing in January 2004. The office is tasked with making increasing use of the local supplier industry and thus exploiting the potential to optimize costs. This should benefit both the numerous new vehicle projects starting up and the mass production already under way in China. A further aim is to identify opportunities to reduce the cost of other vehicle projects at our Group companies worldwide through the potential for deliveries from China. In Eastern Europe too, we have significantly expanded our procurement activities in the course of the last fiscal year with the aim of exploiting competitive advantages resulting from low factor costs. We have become more active in the Middle East for the same reason.

PPO AS A BUILDING BLOCK OF OUR PROCUREMENT STRATEGY

Since the launch in May 2003 of the PPO program, a collaborative approach to optimizing process costs, we have been actively involving suppliers in generating ideas. Together with these suppliers, we analyse potential along the entire value chain. In the past fiscal year, we focused in particular on quality assurance activities in the area of electrical systems and electronics. The successful outcome confirms that we are adopting the right approach: together with over 230 suppliers, we developed almost 2,000 ideas. Following the completion of the pilot phase at Volkswagen Passenger Cars, we have now transferred the process to other Group brands and firmly integrated it with the B2B supplier platform.

E-BUSINESS ACTIVITIES

We have systematically expanded the e-business activities initiated back in the year 2000. In 2004, we reached another milestone with our B2B platform when digital support was introduced for the start-up management of vehicle projects. For example, all design changes to the new Passat were assessed using the B2B platform. We also used the platform to digitize all procurement processes, which in 2004 led to significant savings in process costs.

PURCHASING VOLUME

In 2004, the purchasing volume across the Volkswagen Group increased by 1.9% to €60.2 billion. 56.2% (51.0%) of suppliers were based in Germany.

At Volkswagen AG, the purchasing volume across the six German sites declined to €20.8 billion (−0.5%), of which 72.7% (71.4%) was sourced from German suppliers. Of the total purchasing volume, €16.4 (16.4) billion was spent on production materials and €4.4 (4.5) billion on capital goods and services.

MODEL INITIATIVE CONTINUED SUCCESSFULLY

In 2004, the Volkswagen Group launched a total of 20 new vehicles. The main launches in the Volkswagen brand group included the new Golf GTI, the spacious Golf Plus and the new generation of the Passat and the Bora/Jetta. In addition, Škoda launched the successor to the Octavia and Octavia Combi. In the Audi brand group, we started production of the Audi A3 Sportback and the new Audi A4, Audi A4 Avant and Audi A6. The new SEAT Altea and Toledo models also went into production. We are thus reaffirming our active model policy and continuing to pursue our aim of entering further market segments and occupying a leading position in every major vehicle class. We now produce our wide range of models at 44 sites in 19 countries.

A HIGH-TECH PRODUCTION PROCESS

In 2004, innovative technologies continued to shape our production process. For example, plasma coating is now used in the manufacture of engines. This special process produces a compact, lightweight engine that consumes less fuel due to the reduced friction and thus releases a much lower level of emissions. This special process is used in the five-cylinder TDI and V10 TDI diesel engines, for example, both of which feature "Pumpe-Düse" unit injection technology.

In striving to make production processes more efficient, Volkswagen has become the first auto manufacturer to use mold hardening techniques in-house in the manufacture of body shells. For this, steel blanks are preshaped, heated to 950°C and shaped in a press. They are then cooled, hardened and cut using a laser cutter. The body parts produced by this method are extremely stable and meet the most exacting crash requirements. These mold-hardened components produced in-house are being used for the first time in the new Passat.

TWENTY YEARS OF VOLKSWAGEN IN CHINA

Volkswagen has now been operating in China for twenty years. On October 12, 1984, it became the first European auto manufacturer to enter into a Chinese joint venture when it signed an agreement with Shanghai Automotive Industry Corporation.

PURCHASING VOLUMES BY BUSINESS LINE AND MARKET

€ billion	2004	2003	%
Volkswagen brand group	40.0	39.1	+2.3
Audi brand group	18.3	18.6	−1.6
Commercial Vehicles	1.9	1.4	+35.7
Volkswagen Group	**60.2**	**59.1**	**+1.9**
Europe/Remaining markets	49.4	49.0	+0.8
North America	2.1	2.5	−16.0
South America/South Africa	3.7	3.1	+19.4
Asia-Pacific	5.0	4.5	+11.1

The first vehicles rolled off the production line at Shanghai-Volkswagen Automotive Company Ltd. back in spring 1985. The company has become a successful Sino-German joint venture. In 1990, we set up a further joint venture in China, FAW-Volkswagen Automotive Company Ltd. The companies' model ranges now extend from small cars through to premium vehicles. We continued to expand our product range with the launch of the Touran compact van in the Chinese market at the end of 2004.

NEW TECHNOLOGY IN A NEW FACTORY

In November 2004, production got under way at Volkswagen Mechatronic GmbH & Co. KG in Stollberg, Saxony. The joint venture between Volkswagen and Siemens VDO develops and manufactures state-of-the-art piezo "Pumpe-Düse" unit injectors for diesel engines.

QUALITY ASSURANCE GIVES THE CUSTOMER A VOICE WITHIN THE COMPANY

Quality is not only an issue at test and measurement points along the production line. This means that the role of the quality assurance team is therefore not simply to check whether the relevant quality targets have been met; rather, it is to actively represent the customer's interests within the Company – and not after, but mainly before production. If it is to fulfill this role, the quality assurance team must become involved in the product development process at a very early stage. It must oversee the process from the moment the product designer puts pen to paper, through to mass production, and always speak on the customer's behalf, even if the customer is already using the product. Together with other functions, our quality assurance team therefore develops and manages methods of ascertaining customer expectations, thereby enabling a customer-orientated development process whose outcome meets quality requirements.

Modern quality assurance goes much further than observing traditional function quality. Market requirements that vary worldwide now require us to also analyse the subjective quality demands placed on a product. Customer requirements in the various markets are becoming increasingly heterogeneous and evolve specific factors that constitute customer satisfaction. Subjective quality criteria can vary greatly and relate to a range of aspects from design, comfort and space to the quality of the materials used in a vehicle's interior.

If we are to meet these subjective quality criteria, we must maintain close contact with customers – around the world. For what is seen as perfect in Europe is by no means so in China or North America, and vice versa. The global presence of the Volkswagen Group's quality assurance team ensures that it is able to learn about customer requirements firsthand and respond quickly to changes. Ultimately, product reliability and customer satisfaction are a benchmark by which to measure not only quality assurance, but the Company as a whole.

LEGAL MATTERS

New companies expand range of services

Together with two partners, we established three new companies in China to manufacture chassis components and engines. Our investment in the Dutch LeasePlan Corporation now gives us a leading international multi-brand company as part of our fleet management business.

MAJOR CHANGES IN INVESTMENTS

Volkswagen FAW Platform Company Ltd. was established in Changchun with effect from July 13, 2004. This company manufactures chassis components for our automotive joint ventures in China. In order to meet the rising demand for engines that satisfy the localization requirements and comply with the forthcoming emission standards in China, joint venture agreements were signed in Beijing on December 6, 2004 for the Shanghai Volkswagen Powertrain Company Ltd. and the Volkswagen FAW Engine (Dalian) Company Ltd. A 60% interest in all three of these companies is held by Volkswagen (China) Investment Company Ltd.

On April 21, 2004, the Supervisory Board of Volkswagen AG authorized the Board of Management to acquire the Dutch LeasePlan Corporation N.V., Amsterdam, together with two co-investors. The company is one of the leading multi-brand fleet management companies in the world. The joint venture Global Mobility B.V. in Amsterdam was established to enable the acquisition. As of November 4, 2004, Volkswagen Financial Services AG held a 50% interest in the joint venture, with 25% of the shares held by the private Saudi-Arabian Olayan Group and the remaining 25% by the state-owned Mubadala Group of the Emirate of Abu Dhabi. With effect from December 30, 2004, the shares held by Volkswagen Financial Services AG were transferred to its wholly owned subsidiary Volkswagen Bank GmbH.

The functions of Volkswagen Racing GmbH, which was acquired on November 3, 2004, were combined with those of the Motorsport Division of Volkswagen AG in the Hanover-based company Volkswagen Motorsport GmbH. The main focus of activities will continue to be in the area of marathon rally sport.

AUDI AG sold Cosworth Technology Ltd., Northampton, UK, including its American subsidiary Cosworth Technology Inc., Novi, effective as of January 1, 2005. Approval by the antitrust authorities is still pending.

LEGAL CASES

An action was filed by Liverpool Limited Partnership, Bermuda, at the Braunschweig Regional Court challenging resolutions adopted by the Annual General Meeting on June 7, 2001, relating to approval of the actions of the members of the Board of Management and of the Supervisory Board for fiscal year 2000 and to the authorization to acquire treasury shares issued on that occasion. No ruling has yet been issued.

On June 29, 2001, the European Commission imposed a fine of €30.96 million on Volkswagen AG for alleged influencing of dealer pricing at the market launch of the Passat. We lodged an appeal against this ruling with the European Court of First Instance on September 10, 2001. On December 3, 2003, the Court declared the fine to be unlawful. The European Commission then lodged an appeal against this ruling with the European Court of Justice, but no ruling has been made as yet.

DEPENDENT COMPANY REPORT

The Board of Management of Volkswagen AG has submitted to the Supervisory Board its report on the past fiscal year in accordance with section 312 of the German Stock Corporation Act (AktG), containing the following concluding declaration:

"We declare that, based on the circumstances known to us at the time when the transactions with affiliated companies within the meaning of section 312 of the German Stock Corporation Act (AktG) were entered into, our Company received an appropriate consideration for each transaction. No transactions or measures were either undertaken or omitted on the instructions of or in the interests of the State of Lower Saxony or other affiliated companies in the year under review."

RISK REPORT

Managing risks means identifying, assessing and responding to potential threats

In a volatile environment, it is important to address risks at an early stage. We manage our business operations with the support of a comprehensive risk management system. Appropriate hedging contracts and a high level of business diversification offer us security.

RISK MANAGEMENT

As a result of its broad-based global services offering, the Volkswagen Group is able to exploit a large number of economic opportunities. However, this means it is also exposed to risks. It is therefore essential that the Group identify both opportunities and potential risks at an early stage so that it can respond immediately and appropriately.

Our efficient risk management system enables us to promptly identify risks, to assess them and to manage them. In doing so, we consciously enter into transparent risks that are proportionate to the benefits expected from the business.

The risk management system is coordinated centrally by Group Controlling in conjunction with Group Auditing, and its efficacy and adequacy are reviewed on a regular basis. We operate a Group-wide reporting system aimed at identifying risks at an early stage. In addition, the current risk situation is regularly monitored by the Group's risk managers on the basis of written and verbal surveys. If necessary, appropriate countermeasures are introduced immediately.

The efficacy of our risk management system has been assessed by the auditors, who established that it conforms to the requirements of the "Gesetz zur Kontrolle und Transparenz im Unternehmensbereich" (KonTraG – German Act on Control and Transparency in Business). All measures required to ensure early detection of risks that could threaten the Company's continued existence were taken.

INDIVIDUAL RISKS

The following information on individual risks relates to our 2005/2006 planning period.

Macroeconomic risk

We see risks mainly in a relatively sharp slowdown in the economy and a further deterioration of the geopolitical situation. Inflationary tendencies, strengthened by persistently high commodity prices, could cause major industrialized and developing countries to further tighten their already restrictive monetary and fiscal policy. Additionally, the governments in many industrialized countries are limited in their capacity to stimulate growth and institute necessary reforms due to the high level of public-sector debt.

The sometimes significant imbalances in foreign trade between key economic regions pose substantial risks to global economic growth and the international foreign exchange and capital markets. European suppliers would be particularly hard hit by persistent weakness in the US dollar, for example.

The scenarios outlined above could place considerable strains on the Volkswagen Group. In 2004, we therefore issued further bonds in order to take precautions in a low interest-rate environment and strengthen our liquidity. We guarded against the risk of a further rise in the external value of the euro, in particular by entering into hedging transactions based on our planned cash flows (see also "Interest rate, exchange rate and commodity

risks" in this section). We counter the risk of a further rise in commodity prices by employing targeted strategies. While the risks associated with direct and indirect steel purchases were transparent in 2004 as a result of long-term contracts, we are expecting increasingly adverse effects in 2005, especially through the supplier industry.

Sector-specific risk

In fiscal year 2004, the increase in global demand for cars was driven mainly by growing markets in emerging economies. We also see further potential in the new EU member states. Here, though, there is an enormous need to improve and expand the transport networks. Failure to carry out appropriate infrastructure measures could choke the growth in demand for cars.

In 2004, we saw unit sales drop in some key markets. In particular, the massive discounts in the US car market, which are now spreading to Western Europe and China too, are increasing the pressure on the entire sector. This environment forced us to intensify our own sales promotions, although these are still on a far smaller scale than those offered by our competitors. We continue to approve loans for vehicle finance on the basis of the same cautious principles applied in the past. If other auto manufacturers were to step up their sales incentives, we as a supplier of volume models would be particularly hard hit.

To limit the impact on our business of fluctuations in demand or changing market conditions, we constantly analyse customer behavior and our competitors. Any opportunities identified in the course of our analyses are exploited after being adequately examined. If risks are identified, we immediately introduce countermeasures. In addition, our broad, regularly updated range of models provides considerable scope for action in this respect. Furthermore, we will continue to extend our product range in order to penetrate niche markets and satisfy individual customer requirements. This high level of diversification enables us to balance market risks in particular segments with opportunities in other segments.

Business process risk

In our procurement activities, we bank on close cooperation with our suppliers. We constantly exchange quality-related information with our suppliers via our B2B database. We also use the database to continuously monitor and manage procurement activities, thereby reducing the risk of a reduction in quality or an interruption to production. However, close contact with our suppliers also leads to a certain degree of dependency: if one or other business partners were to become insolvent, this would result in lost earnings for us. In response to this risk, which has increased in recent years, we have set up a special risk management system for supplier insolvencies. The creditworthiness of suppliers from key European countries is systematically recorded and monitored in an early warning system, enabling us to identify suppliers at risk of insolvency and take appropriate steps at an early stage.

As a customer-focused company, Volkswagen responds to market requirements in a timely and cost-conscious manner. We therefore manage our global production to reflect market circumstances. In doing so, we combine our dynamic production facilities (turntable system) with flexible working time models. By forming strategic partnerships, we also create the ability to address regional circumstances directly. We have guarded against potential economic risks arising from interruptions to production by taking out appropriate insurance.

Within the Volkswagen Group, quality assurance starts at the very beginning of the value chain. We consider it important to meet the subjective quality criteria of customers worldwide. In order to minimize quality-related risks from the outset, we apply stringent quality standards from the research and development stage onwards, and when selecting our suppliers. In addition, we carry out regular, intensive checks along the entire supply chain.

Research and Development risk

A company that develops new products always faces the risk of not meeting its development targets. We minimize this risk by continuously analysing trends and monitoring the progress of our projects. Due to our wide variety of research and development activities, risks are not concentrated on particular patents or licenses.

Personnel risk

Our employees' knowledge is among the key factors setting our Company apart from its competitors. There is a risk here that know-how, and therefore advantages in the marketplace, will be lost as a result of employee turnover. We therefore offer our employees a broad range of continuing development options to meet their requirements. Our aim in doing so is to maintain and increase employee satisfaction, thereby retaining their knowledge within the Company.

Financing risk

We cover the capital requirements of our growing financial services business mainly through borrowings at matching maturities raised in the national and international financial markets. This will remain our favored financing option in future, as we expect lenders to continue to adopt a restrictive policy to providing credit lines. The bonds we issued in fiscal year 2004 were well received by investors in international markets. However, during the year, leading ratings agencies downgraded Volkswagen AG's credit rating by one notch. A further downgrade could adversely affect the terms attached to the Group's borrowings. The separate rating given to Volkswagen Bank GmbH by Moody's Investors Service is a first step towards delinking the rating of the financial services business from the ratings of the rest of the Group. It offers a good opportunity to secure attractive borrowing terms. For information on our ratings and new issues in the capital market in fiscal year 2004, please see the Financial Communication chapter (Mobility section of the Annual Report, starting page 42).

Residual value risk in the financial services business

In the financial services business, we agree to buy back selected vehicles at a residual value fixed at inception of the contract so that we are able to realize market opportunities. We evaluate these lease contracts at regular intervals. We take the necessary precautions in the event of potential risks.

Interest rate, exchange rate and commodity risks

The Group guards against interest rate risk and fluctuations in the value of financial instruments by means of interest rate swaps, cross-currency swaps and other interest rate contracts. Financing extended to subsidiaries within the Volkswagen Group is usually hedged by matching the amount and maturity of the refinancing.

In order to reduce exchange rate risk, we use forward exchange transactions, currency options and cross-currency swaps. We use these transactions to limit the currency risk associated with anticipated foreign-currency cash flows from operating activities and intra-Group financing. In doing so, we hedge

a portion of the planned foreign-currency sales revenues and materials purchases on a net basis by means of forward exchange transactions and currency options. These contracts have terms of up to 24 months, depending on market analyses. The transactions are used mainly to hedge the euro against the US dollar and the pound sterling, which pose the greatest risk in our foreign currency portfolio. Hedging against the Swiss franc, the Japanese yen and the Swedish krone is also a priority. In total, these five currencies make up around 90% of our exchange rate risk. In addition, by stepping up use of production capacity at our existing locations in Mexico and Brazil, we can increase "natural hedging". For example, we are producing the New Beetle and the New Beetle Cabriolet for all markets exclusively in Mexico, where since 2004, we have also been producing the Bora/Jetta for the markets in North America and, in future, for Europe as well.

In the course of its business operations, the Volkswagen Group is also exposed to risks arising from its purchase of raw materials. These risks relate to the availability and price of the commodities in question. By entering into commodity futures contracts, we limit these risks or eliminate them entirely. At present, we have used appropriate contracts to hedge much of our requirements for aluminum, copper, platinum, rhodium and palladium over a period of up to 48 months.

For more detailed information and figures on the hedging transactions mentioned above, please see the notes to the consolidated financial statements in this section of the Annual Report on pages 96 to 98.

Legal and political risks

On July 1, 2002, the European End-of-Life Vehicles Directive was transposed into German law by way of the "Altfahrzeuggesetz" (German End-of-Life Vehicles Act). The act guarantees that end-of-life vehicles will be disposed of free of charge at collection points designated by manufacturers and importers. This initially applies only to vehicles registered after the law came into force, but from January 2007, it will be extended to cover all end-of-life vehicles. These measures have not yet been fully implemented in the other EU member states. In addition, we are unable to conclusively assess the impact of the EU's eastward enlargement on the collection of end-of-life vehicles. As a result, no clear forecast can be made at present regarding the likely financial burden on the Volkswagen Group in the other EU member states. Our existing provisions have been reviewed and adjusted accordingly. In addition, our systems and cooperation arrangements for disposing of end-of-life vehicles offer us the opportunity to manage this risk.

The consequences of the ban on the use of certain materials, applicable since July 1, 2003, remain unclear. In the ongoing implementation phase through to 2007/2008, we cannot rule out the risk of an increase in development costs, as heavy metals must be replaced by other materials on the basis of the results.

From 2005 onwards, power plants and heating systems at our European production sites will be subject to the single market regulations governing trade in emission certificates. The power plants will initially be allotted certificates based on their emissions in past years. With combined heat and

power, we are using the optimum energy technology at the present time with the lowest emission levels. As the regulations aim to further reduce emissions, the allocation originally applied for will be successively reduced by the responsible EU agency. Thus, from 2005 onwards, it will probably be necessary to buy extra certificates to make up for the shortfall. The market price of these certificates is currently around €7 per ton of carbon dioxide. The future price trend is unclear.

From mid-2005 onwards, it will no longer be possible to dispose of untreated domestic waste and commercial waste of a domestic nature at disposal sites. It is likely that pre-treatment plants will lack the capacity for the thermal or mechanical biological treatment of waste necessary from that date onwards, and bottlenecks may therefore occur. However, the Volkswagen Group has taken precautions and entered into contracts to secure most of the necessary waste disposal capacity at favorable prices.

The European Commission plans to end design protection for visible vehicle parts. If this project is actually implemented, it could adversely affect the Volkswagen Group's genuine parts business.

IT risk

Our IT systems are protected against unauthorized access from outside by redundant firewall systems. Virus scanners and restricted physical and data access rights also provide appropriate protection. The information security measures taken by the Group are constantly reviewed and updated. In addition, all data resources are backed up daily. Therefore, we consider the likelihood of a threat to the security of our data or information systems to be very low.

OVERALL RISK

Taking into account all the information known to us at present, no risks exist which could pose a threat to the continued existence of the Volkswagen Group.

REPORT ON POST-BALANCE SHEET DATE EVENTS

No other matters of special note occurred after the end of the fiscal year, beyond those already mentioned.

On course for the future

As the global economy continues to recover, growth in demand for passenger cars is likely to be stable in 2005. The Volkswagen Group will benefit from this primarily because it reflects the main trends in the automotive industry with new vehicle concepts and services. Supported by our ForMotion program, we will be able to keep the capex/sales ratio below 7%.

MACROECONOMIC TREND

We expect the expansion of the global economy to continue at a slower pace in 2005, with the strongest growth in North and South America, Asian emerging markets and Central and Eastern Europe.

For the USA, we forecast an increase in gross domestic product (GDP) of around 3.5% in 2005. We expect a similar rate of growth in Mexico and Brazil.

With its GDP likely to expand by around 8.5%, China will remain the main engine of growth in Asia. However, in Japan, we expect GDP growth to weaken to just 1.5% or so.

In Western Europe, growth will be roughly on a level with the previous year at around 2.0%. In Germany, GDP growth will continue to be below average at around 1.5%. In contrast, economic growth in the countries of Central and Eastern Europe is likely to remain strong.

DEVELOPMENT OF AUTOMOBILE MARKETS

Although global demand for passenger cars will probably increase year-on-year in 2005, growth is likely to be lower overall. Demand in the individual passenger car markets will differ considerably. The North American market as a whole is likely to expand. Especially in the USA and Canada, we expect higher-than-average growth rates from light commercial vehicles. However, this increase will be at the expense of the passenger car market, where only very moderate growth is expected. Demand in the Mexican passenger car market will continue to be high in 2005.

Given the positive outlook for growth, we expect a further increase in new passenger car registrations in South America as well, particularly in the passenger car markets in Brazil and Argentina.

Growth in automotive demand in the Asia-Pacific region looks set to continue. In China, the vehicle finance on offer since 2004 will underpin unit sales. In addition, the product range is being expanded significantly in the lower price segments. However, growth in demand will weaken as a result of the government's measures to keep the economy and inflation in check. For the Japanese passenger car market, we forecast no more than low growth.

We do not expect an upturn in car demand in the Western European market in 2005. Of the major volume markets, only France is likely to record significant growth. In the UK and Spain, we expect a slight fall in the market following the high level of new vehicle registration figures recorded in recent

years. For the German passenger car market, we predict new vehicle registrations on a level with the previous year. However, in Central and Eastern Europe, new passenger car registrations will continue to rise, particularly in Russia.

TRENDS IN THE AUTOMOTIVE INDUSTRY

The increasing individualization of customer requirements is determining the trend in the automotive industry. As a result, manufacturers' ranges are becoming increasingly varied and emotionally appealing. Alongside volume models, derivatives with flexible vehicle concepts and services are therefore becoming more and more important. To be able to offer this kind of range, the automotive industry needs to explore new avenues that make it possible to develop vehicles faster and more cost-effectively. Individual mobility is expected to increase worldwide. It is the automotive industry's task to continue to ensure this mobility, while at the same time improving vehicle quality. This includes above all reducing CO_2 emissions and using the resources available in a responsible manner. However, increasing passenger safety and improving driving comfort and enjoyment are also on the auto manufacturers' agenda.

FOCAL POINTS AT VOLKSWAGEN

To reduce fuel consumption and emissions, Volkswagen is systematically continuing its drive-train and fuel strategy. The technologies used as part of this strategy are described in the chapter entitled Environment in the Mobility section of the annual report. In addition, we firmly believe that the cost-effectiveness of vehicles can be increased by reducing their weight. As well as using lighter types of steel, this requires an intelligent combination of construction methods, materials and manufacturing processes.

Vehicle safety will continue to be a priority for us. This means we need to increase active safety and prevent accidents from happening in the first place. We are working towards this with our enhanced ESP and a new generation of intelligent driver-assistance systems. These include automatic distance control, the lane departure warning system (which alerts drivers who inadvertently start to veer out of their lane), the lane change assistant and the attention control system. We are also increasing our activities in the area of pedestrian protection with the aim of sharply reducing or – even better – completely avoiding injuries suffered by people in accidents.

FUTURE MODEL POLICY

The aim of our model policy is to continuously expand the Group's range. To improve market coverage, we will move into niche markets and previously unoccupied segments. With this aim in mind, we are using differentiated image profiling and positioning the vehicles clearly for the customer. The Volkswagen brand group, for example, will be offering the Fox, a low-cost entry-level model. Later on, we will launch a derivative based on the Fox in the high-growth multi purpose vehicles segment. In addition, we are expanding the Golf range to include the Golf Plus, a more spacious vehicle offering greater variability. With the successor models to the Bora/Jetta and the Passat, we are launching the new generation of leading volume models. At Škoda, we are directing our attention to the Roomster, which tempts buyers mainly with its design and spaciousness. In the premium segment of the market, we will follow the Bentley Continental GT Coupé with the saloon version. Following the successful test phase, we will start production of the high-performance Veyron EB 16.4 sports car at Bugatti.

The Audi brand group is launching another high-powered model, the Audi RS4 quattro, and in the premium segment, it is unveiling the successor to the estate version of the Audi A6, the Audi A6 Avant. In addition, we are updating the SEAT range with the successor to the León. This sporty model is based on the Altea and the Toledo.

INVESTMENT AND FINANCIAL PLANNING 2005 TO 2006
AUTOMOTIVE DIVISION
IN EURO BILLION


Cash flows from operating activities
Gross cash flow 17.8
Change in working capital 0.6
Cash flows from investing activities
Development costs 3.3
Other 1.2
Investments in property, plant and equipment 11.8
Net cash flow
Surplus 2.1
0
2
4
6
8
10
12
14
16
18
20

INVESTMENT AND FINANCIAL PLANNING 2005 TO 2006

In preparing our current investment and financial plans, we have focused on the next two years, during which we will set the course for the Group's future development.

According to these plans, investments in the Volkswagen Group's Automotive Division will amount to €16.3 billion in 2005 and 2006. As well as investments in property, plant and equipment, this total amount also includes additions to capitalized development costs and investments in financial assets.

At €11.8 billion, the Automotive Division's investments in property, plant and equipment during this period are 5.8% below the previous budget. In 2004, we were able to sharply reduce the ratio of investments in property, plant and equipment to sales revenue (capex/sales ratio) in the Automotive Division. In the planning period, it will be at a competitive level of less than 7.0%. This is due in particular to our increased efforts to optimize one-time expenses as part of the ForMotion program.

At €7.7 billion, the majority of the total amount invested in property, plant and equipment in the Automotive Division in 2005 and 2006 will be spent on modernizing and expanding the product range. The Volkswagen Group will thus continue its model offensive. We will invest €4.1 billion in non product-related items, more specifically in production realignment and the further expansion of the development, quality assurance, genuine parts supply and information technology functions. There are currently no plans to increase production capacity.

Overall, the Volkswagen Group aims to finance investments within the Automotive Division using internally generated funds. For the planning period, we forecast cash flows from operating activities of €18.4 billion. This will therefore exceed investing activities within the Automotive Division by €2.1 billion. As a result, as in 2004 we expect a positive net cash flow in the coming years.

The consolidated Group figures do not include the investments by the Chinese joint venture companies. In 2005 and 2006, these companies will invest €2.1 billion in total, 22.0% less than in the previous planning period. The investments will be financed by the joint venture companies themselves and will relate mainly to new models, components and production facilities.

In the Financial Services Division, we will invest a total of €10.7 billion in the period 2005 to 2006, with investments in leasing and rental assets accounting for €4.2 billion (net of disposals) and the increase in receivables from leasing, customer and dealer financing accounting for €5.9 billion. As

is common in the industry, the planned cash flows from operating activities of €4.3 billion will not be sufficient to cover these investments in full. Consequently, the additional capital requirement of €6.4 billion will be met by debt issue programs in the money and capital markets and by customer deposits from the direct banking business. The good credit ratings of Volkswagen AG and key subsidiaries in the financial services sector enable us to raise capital on favorable terms.

FUTURE LEGAL STRUCTURE OF THE GROUP

We are not planning any changes to the legal structure of the Volkswagen Group at the present time.

PROSPECTS FOR 2005

We are not expecting any fundamental improvement in the global automotive market in 2005. We believe that the situation in key passenger car markets such as Germany, China and the USA will remain difficult. The driving factors here will be the high price of oil, rising raw materials prices and the tougher competitive environment.

We recorded sales growth last year, in particular because of our new products. We will continue our model initiative in 2005 and launch a total of 20 new models in the market, including the new Passat and the new Bora/Jetta. We will also introduce the entry-level Fox model to the European market, and offer a further vehicle in the Golf class in the form of the Golf Plus. These new models will again help the Volkswagen Group to maintain its position in the global markets in 2005.

In the USA, we intend using the current model changes to the Jetta and the Passat to reverse the trend in sales figures. For South America, we are expecting further growth in demand for our products in 2005. Our objective in the Chinese market is to use an expanded product range to defend our market leadership in a tough competitive environment. We are expecting a slight increase in our sales figures in Germany, too. Overall, we aim to record further year-on-year growth in global deliveries to customers and gain additional market share, including from sales in new segments.

In our Financial Services Division, we will continue to drive forward international expansion as a mobility services provider. The main focus here will be on the financing and insurance business, and on fleet management. In 2005, we will again steadily add attractive new products to our range of services.

This report contains forward-looking statements on the business development of the Volkswagen Group. These statements are based on assumptions relating to the development of the economies of individual countries, and in particular of the automotive industry, which we have made on the basis of the information available to us and which we consider to be realistic at the time of going to press. The estimates given entail a degree of risk, and the actual developments may differ from those forecast.

Consequently, any unexpected fall in demand or economic stagnation in our key sales markets, such as Western Europe (and especially Germany) or in the USA, Brazil or China, will have a corresponding impact on the development of our business. The same applies in the event of a significant shift in current exchange rates relative to the US dollar, sterling and the yen.

The ForMotion program we launched in early 2004 has set us on a course for sustained growth in earnings power. The Volkswagen Group will systematically continue this strategy this year. For 2005, we have already identified specific potential cost savings of €3.1 billion.

However, we cannot rule out that our efforts to increase earnings might again negatively affected by external factors in 2005. For example, we expect that rising prices for raw materials and steel will adversely affect our earnings power. In addition, the tense competitive situation in key markets may continue to require sales promotion activities. A further factor is that we do not expect any significant improvement in exchange rates between the euro and the US dollar and other currencies pegged to the dollar. This means that automobile manufacturers generating a high proportion of their value added in Europe will again be hit heavily by exchange rates. To counter this risk, we will make additional use of production capacity at our existing locations in Mexico and Brazil as well as our procurement capacity in the dollar area, and thus further extend "natural hedging" in the long term.

Supported by the measures we have initiated, we expect the Volkswagen Group to record a further year-on-year improvement in earnings in 2005. This is an ambitious goal, given the present unfavorable environment. In addition, we are aiming at a capex/sales ratio of less than 7% and a positive net cash flow in the Automotive Division. We expect the Financial Services Division to continue the successful performance recorded in 2004.

Wolfsburg, February 24, 2005
The Board of Management


Bernd Pischetsrieder


Wolfgang Bernhard


Francisco Javier Garcia Sanz


Peter Hartz


Hans Dieter Pötsch


Folker Weißgerber


Martin Winterkorn

INCOME STATEMENT OF THE VOLKSWAGEN GROUP FOR THE PERIOD JANUARY 1 TO DECEMBER 31, 2004

€ million	Note	2004	Restated 2003
Sales revenue	1	**88,963**	**84,813**
Cost of sales	2	78,440	74,099
Gross profit		**+10,523**	**+10,714**
Distribution expenses		8,172	7,846
Administrative expenses		2,316	2,274
Other operating income	3	4,461	4,135
Other operating expenses	4	2,876	3,124
Operating profit		**+1,620**	**+1,605**
Share of profits and losses of Group companies accounted for using the equity method	5	+255	+511
Other financial result	6	−776	−762
Financial result		**−521**	**−251**
Profit before tax		**+1,099**	**+1,354**
Income tax expense	7	−383	−351
Current tax expense		−851	−623
Deferred tax income		+468	+272
Profit after tax	8	**+716**	**+1,003**
Minority interests	9	−39	−23
Profit attributable to shareholders of Volkswagen AG		**+677**	**+980**
Earnings per ordinary share (€)	10	**+1.75**	**+2.54**
Diluted earnings per ordinary share (€)	10	**+1.75**	**+2.54**
Earnings per preferred share (€)	10	**+1.81**	**+2.60**
Diluted earnings per preferred share (€)	10	**+1.81**	**+2.60**

BALANCE SHEET OF THE VOLKSWAGEN GROUP AS OF DECEMBER 31, 2004

€ million	Note	Dec. 31, 2004	Restated Dec. 31, 2003
Assets			
Noncurrent assets			
Intangible assets	11	7,490	7,145
Property, plant and equipment	12	23,795	23,852
Leasing and rental assets	13	8,484	8,450
Investment property	13	182	456
Investments in Group companies accounted for using the equity method	14	4,221	3,339
Other equity investments	14	293	304
Financial services receivables	15	22,762	20,840
Other receivables and financial assets	16	2,298	1,394
Deferred tax assets	17	2,056	1,583
		71,581	**67,363**
Current assets			
Inventories	18	11,440	11,670
Trade receivables	19	5,357	5,497
Financial services receivables	15	21,109	18,525
Current tax receivables	17	469	452
Other receivables and financial assets	16	3,862	3,955
Marketable securities	20	2,933	3,148
Cash and cash equivalents	21	10,221	7,536
		55,391	**50,783**
Total assets		**126,972**	**118,146**
Equity and Liabilities			
Equity	22		
Subscribed capital		1,089	1,089
Capital reserves		4,451	4,451
Retained earnings		18,325	18,219
Equity attributable to shareholders of Volkswagen AG		23,865	23,759
Minority interests		92	104
		23,957	**23,863**
Noncurrent liabilities			
Noncurrent financial liabilities	23	32,198	25,936
Other noncurrent liabilities	24	1,355	1,299
Deferred tax liabilities	25	2,251	2,154
Provisions for pensions	26	10,930	10,618
Provisions for taxes	25	2,065	1,378
Other noncurrent provisions	27	5,547	4,885
		54,346	**46,270**
Current liabilities			
Current financial liabilities	23	28,885	28,922
Trade payables	28	7,434	7,822
Current tax payables	25	57	25
Other current liabilities	24	6,303	5,315
Other current provisions	27	5,990	5,929
		48,669	**48,013**
Total equity and liabilities		**126,972**	**118,146**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

€ million	Subscribed capital	Capital reserves	Retained earnings			Equity attributable to shareholders of VW AG	Minority interests	Total equity
			Accumulated profit	Currency translation reserve	Reserve for cash flow hedges			
Balance before restatement at Jan. 1, 2003	**1,089**	**4,451**	**20,772**	**–1,489**	**–189**	**24,634**	**57**	**24,691**
Change in accounting policies IAS 38	–	–	–568	–	–	–568	–	–568
Balance after restatement at Jan. 1, 2003	**1,089**	**4,451**	**20,204**	**–1,489**	**–189**	**24,066**	**57**	**24,123**
Capital increase	–	–	–	–	–	–	–	–
Dividend payment	–	–	–505	–	–	–505	–34	–539
Exchange differences	–	–	–	–723	10	–713	–	–713
Financial instruments	–	–	–	–	219	219	–	219
Profit 2003	–	–	980	–	–	980	23	1,003
Other changes	–	–	–288	–	–	–288	58	–230
Balance after restatement at Dec. 31, 2003	**1,089**	**4,451**	**20,391**	**–2,212**	**40**	**23,759**	**104**	**23,863**
Balance at Jan. 1, 2004	**1,089**	**4,451**	**20,391**	**–2,212**	**40**	**23,759**	**104**	**23,863**
Capital increase	–	–	–	–	–	–	–	–
Dividend payment	–	–	–409	–	–	–409	–48	–457
Exchange differences	–	–	–	–189	0	–189	–2	–191
Financial instruments	–	–	–	–	44	44	–	44
Profit 2004	–	–	677	–	–	677	39	716
Other changes	–	–	–17	–	–	–17	–1	–18
Balance at Dec. 31, 2004	**1,089**	**4,451**	**20,642**	**–2,401**	**84**	**23,865**	**92**	**23,957**

Explanatory notes on equity are presented in note 22.

CASH FLOW STATEMENT OF THE VOLKSWAGEN GROUP FOR THE PERIOD JANUARY 1 TO DECEMBER 31, 2004

€ million	2004	Restated 2003
Cash and cash equivalents at beginning of period	**7,536**	**2,987**
Profit before tax	1,099	1,354
Income taxes paid	–21	–987
Depreciation and amortization expense*	5,648	5,338
Amortization of capitalized development costs	1,134	1,381
Impairment losses on equity investments*	62	6
Depreciation of leasing and rental assets and investment property*	1,774	1,508
Change in provisions	1,075	885
Loss on disposal of noncurrent assets	–21	70
Share of profit or loss of Group companies accounted for using the equity method	56	–72
Other noncash income/expense	–177	–442
Change in inventories	178	–1,109
Change in receivables (excluding financial services)	–4	–494
Change in liabilities (excluding financial liabilities)	691	933
Cash flows from operating activities	**11,494**	**8,371**
Acquisition of property, plant and equipment, and intangible assets	–5,550	–6,727
Additions to capitalized development costs	–1,501	–1,817
Acquisition of subsidiaries and other equity investments	–2,287	–356
Disposal of equity investments	1,045	–
Loans	–319	–67
Change in leasing and rental assets and investment property (excluding depreciation)	–1,942	–2,963
Change in financial services receivables	–4,801	–3,766
Proceeds from disposal of noncurrent assets (excluding leasing and rental assets and investment property)	276	232
Cash flows from investing activities	**–15,079**	**–15,464**
Net cash flow	**–3,585**	**–7,093**
Change in investments in securities	280	229
Investing activities including investments in securities	**–14,799**	**–15,235**
Capital contributions	–	–
Dividends paid	–457	–539
Other changes in equity	7	–3
Proceeds from issue of bonds	13,718	14,850
Repayment of bonds	–5,507	–3,871
Change in other financial liabilities	–1,437	954
Finance lease payments	–21	–27
Change in loans	–335	59
Cash flows from financing activities	**5,968**	**11,423**
Changes in cash and cash equivalents due to changes in the scope of consolidation	3	77
Effect of exchange rate changes on cash and cash equivalents	19	–87
Net change in cash and cash equivalents	**2,685**	**4,549**
Cash and cash equivalents at end of period	**10,221**	**7,536**
Cash and cash equivalents	10,221	7,536
Securities and loans	4,112	3,652
Gross liquidity	**14,333**	**11,188**
Total third-party borrowings	–61,083	–54,858
Net liquidity	**–46,750**	**–43,670**

* Offset with impairment reversals.

Explanatory notes on the cash flow statement are presented in note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF THE VOLKSWAGEN GROUP FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

BASIS OF PRESENTATION

Volkswagen AG has published its 2004 consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All mandatory pronouncements of the International Accounting Standards Board (IASB) have been applied. Prior-year figures have had to be restated due to changes in the accounting policies in fiscal year 2004. The financial statements give a true and fair view of the net assets, financial position and earnings performance of the Volkswagen Group.

The consolidated financial statements were prepared in euros. Unless otherwise stated, all amounts are given in millions of euros (€ million).

The income statement was prepared using the internationally accepted cost of sales method.

Preparation of the consolidated financial statements in accordance with the pronouncements of the IASB requires management to make estimates that affect the reported amounts of certain items in the consolidated balance sheet and in the consolidated income statement, as well as the related disclosure of contingent assets and liabilities.

The requirements set out in section 292a of the German Commercial Code (HGB) for exemption from the obligation to prepare consolidated financial statements in accordance with German commercial law have been met. The assessment of these requirements is based on German Accounting Standard No. 1 (GAS 1) published by the German Accounting Standards Board. To ensure equivalence with consolidated financial statements prepared in accordance with German commercial law, all disclosures and explanatory notes required by German commercial law above and beyond the scope of those required by IFRSs have been published.

EARLY ADOPTION OF REVISED AND NEW STANDARDS

As part of its "Improvements Project", the IASB has adopted a series of revisions to existing IASs, and has issued a number of new IFRSs in particular to achieve convergence between IFRSs and Generally Accepted Accounting Principles in the United States (US GAAP); these revised and newly issued Standards must be applied for fiscal years beginning on or after January 1, 2005. We have implemented the IASB's recommendation on early adoption and have applied the Standards listed below in the 2004 consolidated financial statements:

IAS 1 (REVISED 2003) PRESENTATION OF FINANCIAL STATEMENTS

Application of the revised IAS 1 results in a change in the format of both the consolidated income statement and the consolidated balance sheet. The presentation of the financial result has changed in the income statement. The financial result is now composed of the share of profits and losses of Group companies accounted for using the equity method and the other financial result, both of which are presented separately. The components of the other financial result are disclosed in the notes.

To enhance comparability, we have also modified the presentation of gross profit. The gross profit for the Financial Services Division is no longer presented separately, and the interest income and expenses previously presented net in the gross profit for the Financial Services Division are now incorporated in sales revenue and cost of sales respectively. In addition, we have reclassified commission income and expenses of the Financial Services Division from other operating income and other operating expenses to sales revenue and cost of sales respectively. Finally, the sales revenue and cost of sales recognized at the commencement of finance leases previously presented as gross amounts are now presented as a net amount. These changes in presentation result in a change in the presentation of sales revenue and cost of sales, and of other operating income and other operating expenses.

The consolidated balance sheet is now classified by maturity. For this reason, balance sheet items are classified into noncurrent and current assets and liabilities. Assets and liabilities are classified as current if they have less than one year to maturity. In the same way, assets and liabilities are classified as noncurrent if they have more than one year to maturity.

Trade receivables and payables are generally presented as current items. Pension obligations are carried as noncurrent liabilities, reflecting the nature of the obligations.

IFRSs require deferred tax assets and liabilities to be carried as noncurrent items.

Minority interests are presented as a component of equity. The accumulated profits item previously presented separately has now been included in retained earnings. Both of these changes are also reflected in the statement of changes in equity.

IFRS 3 BUSINESS COMBINATIONS (REPLACES IAS 22)

For the first time, we are accounting for business combinations under IFRS 3 in fiscal year 2004. Under IFRS 3, identifiable intangible assets acquired in a business combination must be recognized separately from goodwill and amortized, or in the case of intangible assets with indefinite useful lives, tested for impairment at least annually in the same way as goodwill. Residual core goodwill is allocated to the cash-generating unit(s) and tested for impairment at this level. The prior-year amounts were not restated due to the requirement for prospective application.

IFRS 3 is closely related to the revision of IAS 36 and IAS 38, which were therefore also required to be applied prior to the effective date.

IAS 36 (REVISED 2004) IMPAIRMENT OF ASSETS

For the Volkswagen Group, the changes in IAS 36 (rev. 2004) relate primarily to goodwill. In the past, goodwill was amortized over its expected useful life using the straight-line method. The revision of IAS 36 means that in future, goodwill will only be tested for impairment once a year ("Impairment-only Approach") to determine whether the carrying amount of goodwill is recoverable. If the carrying amount of goodwill is higher than the recoverable amount, an impairment loss must be recognized. If this is not the case, there is no change in the carrying amount of goodwill compared with the previous year. Impairment losses recognized on goodwill may not be reversed. The discontinuation of goodwill amortization in fiscal year 2004 increased profit before tax by €175 million. The impairment test conducted in the second half of the year did not indicate that goodwill was impaired. The prior-year amounts were not restated because the revised IAS 36 must be applied prospectively.

IAS 38 (REVISED 2004) INTANGIBLE ASSETS

A material consequence of the revision of IAS 38 (rev. 2004) was the need to review accounting for development costs. For this reason, we have modified the method of calculating the components of indirect costs to be capitalized in fiscal year 2004. Because the application of different measurement attributes for development costs capitalized in the past and those to be capitalized in 2004 would have impaired the decision-usefulness of the consolidated financial statements, we have retrospectively modified the method of calculating development cost components capitalized as of

December 31, 2003 in accordance with IAS 8. This modification enhances comparability (in the sense of improving decision-usefulness) of the information presented in the financial statements using the more reliable method of calculation now required under the revised IAS 38. As a result of the revaluation, the prior-period development costs previously capitalized as of January 1, 2003 have decreased by €899 million. The opening carrying amount of retained earnings as of January 1, 2003 was reduced by a corresponding amount, net of the related deferred tax effects. The net effect of the lower amount capitalized and the reduced amortization of development costs capitalized in previous years was to reduce earnings for the 2003 comparative period by €175 million before tax. The prior-year amounts were restated accordingly. The specific balance sheet items affected by these restatements were: intangible assets, retained earnings, and deferred tax assets and liabilities; the specific income statement items affected by these restatements were: cost of sales, net other operating income/expenses, income tax expense (deferred) and profit after tax. Earnings per share disclosures changed correspondingly. The early adoption of IAS 38 (rev. 2004) reduced profit before tax for fiscal year 2004 by €58 million.

IAS 21 (REVISED 2003) THE EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATES

The revision of IAS 21 also affects accounting for goodwill in the Volkswagen Group. Previously, goodwill was translated at historical exchange rates. Starting in fiscal year 2004, goodwill must be accounted for in the functional currency of the subsidiary at which it has arisen, and then translated at the corresponding closing rate into the Group presentation currency (euros) at the reporting date. Reflecting the accounting policy applied to the translation of the financial statements of foreign subsidiaries, the resulting foreign exchange differences are taken directly to equity until disposal of the subsidiary concerned, and are presented in equity. The cumulative effect of €–59 million is a component of the change in the translation reserve in fiscal year 2004.

RECONCILIATION OF 2003 PROFIT

€ million	Dec. 31, 2003
Profit after tax of Volkswagen Group before restatement	**1,118**
Earnings effect of IAS 38 (development costs)	–175
Effect of deferred taxes	60
Profit after tax of Volkswagen Group after restatement	**1,003**

EXPLANATION OF RESTATEMENT OF PRIOR-PERIOD AMOUNTS IN THE INCOME STATEMENT

Income statement 2003 (as published in 2003 Annual Report)	€ million	Income statement 2003 (restated)	€ million	Explanation of restatement of prior-period amounts
Sales revenue	**87,153**	**Sales revenue**	**84,813**	**Inclusion of financing and commission income and netting of sales revenue recognized at commencement of finance leases due to discontinued presentation of gross profit of Financial Services Division**
Cost of sales	77,754	Cost of sales	74,099	Inclusion of financing and commission expenses and netting of cost of sales, recognized at commencement of finance leases due to discontinued presentation of gross profit of Financial Services Division and restatement of development costs
Gross profit Automotive Division	**9,399**			**Gross profit Automotive Division no longer presented separately**
Gross profit Financial Services Division	**1,261**			**Gross profit Financial Services Division no longer presented separately**
		Gross profit	**10,714**	**Gross profit now reported as a single aggregate item**
Distribution expenses	7,846	Distribution expenses	7,846	
Administrative expenses	2,274	*Administrative expenses*	2,274	
Other operating income	4,403	Other operating income	4,135	Commision income reclassified to sales revenue
Other operating expenses	3,163	Other operating expenses	3,124	Commision expenses reclassified to cost of sales
Operating profit	**1,780**	**Operating profit**	**1,605**	
Share of profits and losses of Group companies accounted for using the equity method	511	Share of profits and losses of Group companies accounted for using the equity method	511	
Other income from equity investments	−32			Other income from equity investments no longer presented
Interest result	125			*Interest result no longer presented*
Other financial result	−855	Other financial result	−762	Other income from equity investments and interest result incorporated in other financial result
Financial result	**−251**	**Financial result**	**−251**	
Profit before tax	**1,529**	**Profit before tax**	**1,354**	
Income tax expense	−411	Income tax expense	−351	
current	−623	Current tax expense	−623	
deferred	212	Deferred tax income	272	Change in deferred taxes from restatement of development costs
Profit after tax	**1,118**	**Profit after tax**	**1,003**	**Effect of restatement of development costs**
Minority interests	**−23**	**Minority interests**	**−23**	**Change due to effect on earnings from restatement of development costs**
Profit attributable to shareholders of Volkswagen AG	**1,095**	**Profit attributable to shareholders of Volkswagen AG**	**980**	
Earnings per ordinary share (€)	**2.84**	**Earnings per ordinary share (€)**	**2.54**	
Diluted earnings per ordinary share (€)	**2.84**	**Diluted earnings per ordinary share (€)**	**2.54**	
Earnings per preferred share (€)	**2.90**	**Earnings per preferred share (€)**	**2.60**	
Diluted earnings per preferred share (€)	**2.90**	**Diluted earnings per preferred share (€)**	**2.60**	

EXPLANATION OF RESTATEMENT OF PRIOR-PERIOD AMOUNTS IN THE BALANCE SHEET

Balance sheet 2003 (as published in 2003 Annual Report)	€ million	Balance sheet 2003 (restated)	€ million	Explanation of restatement of prior-period amounts
Assets		**Assets**		
Noncurrent assets		**Noncurrent assets**		
Intangible assets	8,202	Intangible assets	7,145	Restatement of extent of capitalizable development costs
Property, plant and equipment	23,852	Property, plant and equipment	23,852	
		Leasing and rental assets	8,450	Presentation excluding investment property
		Investment property	456	Presented separately from leasing and rental assets
Investments in Group companies accounted for using the equity method	3,360	Investments in Group companies accounted for using the equity method	3,339	Reclassification from other equity investments to investments in Group companies accounted for using the equity method
Other financial assets	607	Other equity investments	304	Other equity investments classified into equity investments and loans. Loans have been reclassified to other receivables and financial assets
	36,021			
Leasing and rental assets	**8,906**			
		Financial services receivables	20,840	Financial services receivables classified by maturity
		Other receivables and financial assets	1,394	Other receivables classified by maturity
		Deferred tax assets	1,583	Deferred taxes are always noncurrent
			67,363	
Current assets		**Current assets**		
Inventories	11,670	Inventories	11,670	
Trade receivables	5,497	Trade receivables	5,497	
Financial services receivables	39,365	Financial services receivables	18,525	Financial services receivables classified by maturity
		Current tax receivables	452	Current tax receivables presented separately
Other receivables and assets	5,201	Other receivables and financial assets	3,955	Other receivables classified by maturity
Marketable securities	3,148	Marketable securities	3,148	
Cash and cash equivalents	7,536	Cash and cash equivalents	7,536	
	72,417		**50,783**	
Deferred tax assets	**1,515**			Deferred tax assets are presented in noncurrent assets
Prepayments	**277**			Prepayments are now carried under other receivables and financial assets
Total assets	**119,136**	**Total assets**	**118,146**	

EXPLANATION OF RESTATEMENT OF PRIOR-PERIOD AMOUNTS IN THE BALANCE SHEET

Balance sheet 2003 (as published in 2003 Annual Report)	€ million	Balance sheet 2003 (restated)	€ million	Explanation of restatement of prior-period amounts
Equity and liabilities		**Equity and liabilities**		
Equity		**Equity**		
Subscribed capital	1,089	Subscribed capital	1,089	
Capital reserves	4,451	Capital reserves	4,451	
Retained earnings	14,171	Retained earnings	18,219	Accumulated profits now included in retained earnings. In addition, change due to the effect on equity of the restatement of development costs
Accumulated profits	4,719			Accumulated profits now included in retained earnings
	24,430	**Equity attributable to shareholders of Volkswagen AG**	**23,759**	
Minority interests	**104**	**Minority interests**	**104**	Minority interests presented as a separate account in equity
		Equity of Volkswagen Group	**23,863**	
		Noncurrent liabilities		
Provisions	**22,810**	Noncurrent financial liabilities	25,936	Shift in the structure of noncurrent and current financial liabilities
Deferred tax liabilities	**2,472**	Other noncurrent liabilities	1,299	Other liabilities classified by maturity
		Deferred tax liabilities	2,154	*Deferred taxes are always noncurrent.* In addition, change due to the deferred tax effect of the restatement of development costs
Liabilities				
Noncurrent financial liabilities	25,936	Provisions for pensions	10,618	Provisions for pensions are now carried as separate noncurrent provisions
Current financial liabilities	28,922	Provisions for taxes	1,378	Requirement for separate presentation of current tax payables
Trade payables	7,822	Other noncurrent provisions	4,885	Other provisions classified by maturity
Other liabilities	6,318			
	68,998		**46,270**	
		Current liabilities		
		Current financial liabilities	28,922	Shift in the structure of noncurrent and current financial liabilities
		Trade payables	7,822	
		Current tax payables	25	Current tax payables presented separately
		Other current liabilities	5,315	Other liabilities classified by maturity
		Other current provisions	5,929	Other provisions classified by maturity
			48,013	
Deferred income	**322**			Deferred income is now carried under other liabilities
Total equity and liabilities	**119,136**	**Total equity and liabilities**	**118,146**	

ACCOUNTING POLICIES AND CONSOLIDATION METHODS THAT DIFFER FROM THE GERMAN COMMERCIAL CODE

- In accordance with IAS 38, development costs are recognized as intangible assets if it is probable that manufacture of the products developed will be of future economic benefit to the Volkswagen Group.
- Goodwill and indefinite-lived intangible assets are tested for impairment once a year ("Impairment-only Approach").
- Pension provisions are measured using the projected unit credit method under IAS 19, reflecting future salary and pension increases.
- Provisions for deferred maintenance may not be recognized.
- Noncurrent provisions are carried at their present value.
- Securities are generally measured at fair value through profit or loss, even if this exceeds cost.
- Deferred taxes are calculated using the balance sheet liability method. Deferred tax assets are recognized for tax loss carryforwards provided it is probable that they can used in future periods.
- Derivatives are recognized at their fair value, even if it exceeds cost. Gains and losses from the remeasurement of financial instruments serving to hedge future cash flows (cash flow hedges) are recognized directly in a separate reserve in equity. Gains or losses from such contracts are recognized in the income statement when the contracts mature. In contrast, gains and losses from the remeasurement of derivatives used to hedge balance sheet items (fair value hedges) are recognized immediately in the income statement.
- Treasury shares are deducted from equity.
- Receivables and liabilities denominated in foreign currencies are translated at the middle rate on the balance sheet date, and not according to the imparity principle (HGB).

SCOPE OF CONSOLIDATION

In addition to Volkswagen AG, which is domiciled in Wolfsburg and registered in the Wolfsburg commercial register under the number HRB 1200, the consolidated financial statements include all significant companies at which Volkswagen AG is able, directly or indirectly, to control the financial and operating policies in such a way that the Group companies obtain benefits from the activities of these companies (subsidiaries). Consolidation begins at the first date on which control is possible, and ends when such control is no longer possible.

Subsidiaries whose business is dormant or of low volume and that are insignificant for the presentation of a true and fair view of the net assets, financial position and earnings performance of the Volkswagen Group are not consolidated. They are recognized in the consolidated financial statements at the lower of cost or fair value. The aggregate equity of these subsidiaries amounts to 0.8% (previous year: 0.8%) of Group equity. The aggregate profit after tax of these companies amounts to –0.2% (previous year: 0.6%) of the profit after tax of the Volkswagen Group.

Companies where Volkswagen AG is able, directly or indirectly, to significantly influence financial and operating policy decisions (associates), as well as joint ventures, are accounted for using the equity method. Joint ventures also include companies in which the Volkswagen Group holds the majority of voting rights, but whose articles of association or partnership agreements stipulate that important decisions may only be resolved unanimously (minority protection).

The following carrying amounts are attributable to the Group from its proportionate interest in joint ventures:

€ million	2004	2003
Noncurrent assets	5,459	840
Current assets	4,659	4,257
Liabilities	6,352	3,199
Expenses	4,136	5,042
Income	4,402	5,648

The composition of the Volkswagen Group is shown in the following table:

	2004	2003
Volkswagen AG and fully consolidated subsidiaries		
Germany	50	49
abroad	149	149
Subsidiaries carried at cost		
Germany	43	40
abroad	85	90
Associates and joint ventures		
Germany	37	33
abroad	50	45
	414	**406**

The number of fully consolidated subsidiaries changed in the year under review due to the initial consolidation of a German company. Four foreign companies were also consolidated for the first time, and four were deconsolidated. The change in the consolidated group had no material effect on the comparability of the consolidated financial statements.

The consolidated financial statements also include investment funds and other special purpose entities whose net assets are attributable to the Group under the principle of substance over form.

On November 4, 2004, Volkswagen Financial Services AG, Braunschweig, acquired Dutch company LeasePlan Corporation N.V., Amsterdam, including subsidiaries, through Volkswagen AG. This interest was subsequently contributed to the newly established joint venture Global Mobility Holding B.V., Amsterdam. Volkswagen Financial Services AG then sold two 25% blocks of its interest in Global Mobility Holding B.V. to two co-investors. The acquisition of the 50% interest remaining in the Volkswagen Group incurred acquisition costs of €1,064 million.

In conjunction with the acquisition of the LeasePlan group, there are plans to sell the interests in the fully consolidated companies Europcar Interrent Lease S.r.L., Rome, including its subsidiaries, Europcar Renting, S.A., Madrid, and Unirent - Comércio e Aluguer de Bens de Equipamento e Consumo, S.A., Lisbon, together with its unconsolidated subsidiary Europcar Fleet Services a.s., Prague, to the LeasePlan group in the coming fiscal year.

In addition, the fully consolidated company COSWORTH TECHNOLOGY LTD., Northampton, and the unconsolidated company COSWORTH TECHNOLOGY INC., Novi, Michigan, were sold effective January 1, 2005. The antitrust authorities have not yet approved this sale.

Based on the carrying amounts at December 31, 2004, the disposals of these interests would reduce total consolidated assets by approximately €1 billion.

The significant companies of the Volkswagen Group are listed at the end of the notes to the consolidated financial statements. A list of all shareholdings is filed with the Wolfsburg commercial register under the number HRB 1200. It may also be obtained directly from Volkswagen AG, Finanz-Analytik und -Publizität, Brieffach 1848-2, 38436 Wolfsburg, Germany.

The following fully consolidated German subsidiaries with the legal form of a corporation or partnership meet the criteria set out in section 264(3) or section 264b of the German Commercial Code (HGB) and have exercised the option not to publish annual financial statements:

- Audi Synko GmbH, Ingolstadt
- Audi Vertriebsbetreuungsgesellschaft mbH, Ingolstadt
- Auto 5000 GmbH, Wolfsburg
- AutoVision GmbH, Wolfsburg
- Automobilmanufaktur Dresden GmbH, Dresden
- Bugatti Engineering GmbH, Wolfsburg
- quattro GmbH, Neckarsulm
- Volkswagen Gebrauchtfahrzeughandels und Service GmbH, Hanover
- VW Kraftwerk GmbH, Wolfsburg
- Volkswagen Sachsen GmbH, Zwickau
- Volkswagen Sachsen Immobilienverwaltungs GmbH, Zwickau
- VOLKSWAGEN Synko GmbH, Wolfsburg
- VOTEX GmbH, Dreieich
- EUROPCAR INTERNATIONAL S.A. und Co. OHG, Hamburg
- Kommanditgesellschaft "MTH" Motor-Technik-Handelsgesellschaft m.b.H. & Co., Hamburg
- Raffay GmbH + Co., Hamburg
- Volkswagen Transport GmbH & Co. OHG, Wolfsburg
- Volkswagen Original Teile Logistik GmbH & Co. KG, Baunatal
- VW Wohnungs GmbH & Co. KG, Wolfsburg

CONSOLIDATION METHODS

The assets and liabilities of the German and foreign companies included in the consolidated financial statements are recognized in accordance with the uniform accounting policies used within the Volkswagen Group. In the case of companies accounted for using the equity method, the same accounting policies are applied to determine the proportionate equity, based on the most recent audited annual financial statements of each company.

In the case of subsidiaries consolidated for the first time, assets and liabilities are measured at their fair value at the date of acquisition. Goodwill arises when the purchase price of the investment exceeds the identified assets and liabilities. Goodwill is tested for impairment once a year ("Impairment-only Approach") to determine whether the carrying amount of goodwill is recoverable. If the carrying amount of goodwill is not recoverable, an impairment loss must be recognized. If this is not the case, there is no change in the carrying amount of goodwill compared with the previous year. If the purchase price of the investment is less than the identified assets and liabilities, the difference must be recognized in the income statement in the year of acquisition. Goodwill is accounted for at the subsidiaries in the functional currency of those subsidiaries.

The assets and liabilities acquired are recognized at their fair value and depreciated or amortized over their applicable useful lives. If the asset has an indefinite useful life, any need to recognize impairment losses is determined using the same method as for goodwill.

Receivables and liabilities, and expenses and income between consolidated companies are eliminated. Intercompany profits or losses are eliminated in Group inventories and noncurrent assets. Deferred taxes are recognized for consolidation adjustments recognized in the income statement, with deferred tax assets and liabilities offset where taxes are levied by the same tax authority and relate to the same tax period.

The consolidation methods and accounting policies applied in the previous year were retained, with the exception of the changes due to the early adoption of Standards under the IASB Improvements Project.

CURRENCY TRANSLATION

Transactions in foreign currency are translated in the single-entity financial statements of Volkswagen AG and its consolidated subsidiaries at the rates prevailing at the transaction date. Foreign currency monetary items are recorded in the balance sheet using the middle rate on the balance sheet date. Foreign exchange gains and losses are recognized in the income statement. Companies belonging to the Volkswagen Group outside Germany are generally foreign entities whose financial statements are translated into euros using the functional currency concept. Asset and liability items are translated at the closing rate, while equity is translated at historical rates. The resulting foreign exchange differences are taken directly to equity until disposal of the subsidiary concerned, and are presented as a separate item in equity.

Income statement items are translated into euros at weighted average rates. The rates applied are presented in the following table:

		Balance sheet Middle rate on December 31		Income statement Average rate	
	1 € =	2004	2003	2004	2003
Argentina	ARS	4.05060	3.70440	3.65990	3.33650
Australia	AUD	1.74590	1.68020	1.68920	1.73800
Brazil	BRL	3.61500	3.64860	3.63730	3.47680
United Kingdom	GBP	0.70505	0.70480	0.67857	0.69190
India	INR	59.21050	57.54860	56.25550	52.59690
Japan	JPY	139.65000	135.05000	134.39790	130.93900
Canada	CAD	1.64160	1.62340	1.61700	1.58170
Mexico	MXN	15.08370	14.14970	14.01770	12.21180
Poland	PLN	4.08450	4.70190	4.53290	4.39620
Russia	RUR	37.75740	36.93640	35.80080	34.66260
Sweden	SEK	9.02060	9.08000	9.12520	9.12410
Slovak Republic	SKK	38.74500	41.17000	40.03390	41.48600
South Africa	ZAR	7.68970	8.32760	8.01780	8.52560
Czech Republic	CZK	30.46400	32.41000	31.90840	31.84180
USA	USD	1.36210	1.26300	1.24320	1.13080
People's Republic of China	CNY	11.27340	10.45350	10.29010	9.35920

ACCOUNTING POLICIES

Intangible assets

Purchased intangible assets, primarily software, are recognized at cost and amortized over their three-year useful life using the straight-line method. In accordance with IAS 38, research costs are recognized as expenses when incurred.

Development costs for future products and other internally generated intangible assets are capitalized at cost, provided manufacture of the products is likely to bring the Volkswagen Group an economic benefit. If the criteria for recognition as assets are not met, the expenses are recognized in the income statement in the year in which they are incurred.

Cost includes all costs directly attributable to the development process as well as appropriate portions of development-related overheads. Financing costs are not capitalized. The costs are amortized using the straight-line method from the start of production over the expected life cycle of the models or components developed units – generally between five and ten years.

Amortization recognized during the year is allocated to the relevant functions in the income statement.

Goodwill is tested for impairment once a year. An impairment loss is recognized if the carrying amount is not recoverable.

The Volkswagen Group applies value in use to determine the recoverable amount of goodwill and indefinite-lived intangible assets. This is based on management's current planning. The planning assumptions are adapted to reflect the current state of knowledge. They include reasonable assumptions on macroeconomic trends and historical developments. Estimation of cash flows is generally based on the expected growth trends for the automobile markets concerned.

Property, plant and equipment

Property, plant and equipment is carried at cost less depreciation and – where necessary – write-downs for impairment. Investment grants are generally deducted from cost. Cost is determined on the basis of the direct costs as well as proportionate material and production overheads, including depreciation. The cost of repairs and borrowing costs are recorded as current expenses. Property, plant and equipment is depreciated using the straight-line method over its estimated useful life.

Depreciation is based mainly on the following useful lives:

	Useful life
Buildings	25 to 50 years
Site improvements	10 to 18 years
Technical equipment and machinery	6 to 12 years
Other equipment, operating and office equipment, including special tools	3 to 15 years

Impairment losses on property, plant and equipment are recognized in accordance with IAS 36 where the value in use or the recoverable amount of the asset concerned has fallen below the carrying amount. If the reasons for impairments recognized in previous years no longer apply, the impairment losses are reversed accordingly.

Where leased items of property, plant and equipment are used, the criteria for classification as a finance lease as set out in IAS 17 are met if all material risks and rewards incident to ownership have been transferred to the Group company concerned. In such cases, the assets concerned are recognized at cost or at the present value of the minimum lease payments (if lower) and depreciated using the straight-line method over the asset's useful life, or over the term of the lease if this is shorter. The payment obligations arising from the future lease payments are discounted and recorded as a liability in the balance sheet.

Where consolidated companies are the lessees of assets under operating leases, lease and rental payments are recorded directly as expenses in the income statement.

Leasing and rental assets

Vehicles leased out under operating leases are recognized at cost and depreciated to their estimated residual value using the straight-line method over the term of the lease.

Investment property

Real estate and buildings held in order to obtain rental income (investment property) are carried at cost less cumulative depreciation and impairment losses; the useful lives applied to depreciation correspond to those of the property, plant and equipment used by the Company itself. Fair value is estimated using an income capitalization approach.

Financial instruments

Financial instruments are contracts that give rise to a financial asset of one company and a financial liability or an equity instrument of another. Regular way purchases or sales of financial instruments are accounted for at the settlement date – that is, at the date on which the asset is delivered.

IAS 39 classifies financial assets into the following categories: financial instruments held for trading; held-to-maturity investments; originated loans and receivables; and available-for-sale financial assets.

Certain hedging instruments used by the Volkswagen Group for financial management purposes to hedge against interest rate, foreign currency or price changes, but that do not meet the strict criteria of IAS 39, are classified as financial assets or liabilities held for trading. Examples of such instruments include interest rate caps and floors, options or portfolio hedges, and commodity futures. External interest rate hedges of intra-Group loans subsequently eliminated in the consolidated financial statements are also assigned to this category.

Financial instruments are recognized at amortized cost or at fair value. The amortized cost of a financial asset or liability is the amount:

- at which a financial asset or liability is measured at initial recognition;
- minus any principal repayments;
- minus any write-down for impairment or uncollectibility;
- plus or minus the cumulative amortization of any difference between the original amount and the amount repayable at maturity (premium), amortized using the effective interest method over the term of the financial asset or liability.

In the case of current receivables and liabilities, amortized cost generally corresponds to the principal or repayment amount.

Fair value generally corresponds to the market or quoted market price. If no active market exists, fair value is determined using valuation techniques, such as by discounting the future cash flows at the market interest rate, or by using recognized option pricing models, and verified by confirmations from the banks that handle the transactions.

Originated financial instruments

Originated loans, receivables and liabilities as well as held-to-maturity investments, are measured at amortized cost, unless hedged. Specifically, these relate to:

- marketable securities;
- receivables from financing business;
- trade receivables and payables;
- other receivables and financial assets and liabilities; and
- financial liabilities.

Available-for-sale financial assets are carried at fair value. Changes in fair value are recognized in the income statement.

Shares in subsidiaries and other equity investments are also classified as available-for-sale financial assets. However, they are generally carried at cost, since no active market exists for those companies and fair values cannot be reliably ascertained without undue cost or effort. Fair values are recognized if there are indications that fair value is lower than cost.

Derivatives/hedge accounting

Volkswagen Group companies use derivatives to hedge balance sheet items and future cash flows.

In the case of hedges against the risk of change in the carrying amount of balance sheet items (fair value hedges), both the hedging instrument and the hedged risk portion of the hedged transaction are measured at fair value. Gains or losses from remeasurement are recognized in the income statement.

In the case of hedges of future cash flows (cash flow hedges), the hedging instruments are also measured at fair value. Gains or losses from remeasurement are initially recognized in a separate reserve directly in equity, and are only recognized in the income statement when the transaction occurs.

Receivables from finance leases

Where a Group company is the lessor – generally of vehicles – a receivable in the amount of the net investment in the lease is recognized in the case of finance leases, in other words where essentially all risks and rewards incidental to ownership are transferred to the lessee.

Other receivables and financial assets

Other receivables and financial assets are recognized at amortized cost. Appropriate valuation allowances take account of identifiable specific risks and general credit risks.

Deferred taxes

Deferred taxes are recognized for all temporary differences between the tax base of assets and liabilities and their carrying amounts in the consolidated balance sheet. Deferred taxes are also recognized for tax loss carryforwards, provided it is likely that they will be usable.

Deferred tax liabilities and assets are recognized in the amount of the expected tax liability or tax benefit, as appropriate, in subsequent fiscal years, based on the expected enacted tax rate at the time of realization. The tax consequences of dividend payments are not taken into account until the resolution on appropriation of earnings available for distribution has been adopted.

Deferred tax assets that are unlikely to be realized within a clearly predictable period are reduced by valuation allowances.

Deferred tax assets and deferred tax liabilities are offset where taxes are levied by the same taxation authority and relate to the same tax period.

Inventories

Raw materials, consumables and supplies, merchandise, work in progress and self-produced finished goods reported in inventories are carried at cost. Cost includes direct costs and an appropriate share of the necessary material and production overheads, as well as production-related depreciation directly attributable to the production process. Administrative expenses are included to the extent that they are attributable to production. Borrowing costs are not capitalized. Inventories are measured at net realizable value where this is lower than cost at the balance sheet date. The measurement of same or similar inventories is based on the weighted average cost method.

Provisions for pensions and other post-employment benefits

The actuarial valuation of pension provisions is based on the projected unit credit method in respect of post-employment benefits in accordance with IAS 19. The valuation is based not only on pension payments and vested entitlements known at the balance sheet date, but also reflects future salary and pension trends.

Provisions for taxes

Tax provisions contain obligations resulting from current taxes. Deferred taxes are presented in separate items of the balance sheet and income statement.

Other provisions

In accordance with IAS 37, provisions are recognized where a present obligation exists to third parties as a result of a past event; where a future outflow of resources is probable; and where a reliable estimate of that outflow can be made.

Provisions not resulting in an outflow of resources in the year immediately following are recognized at their settlement value discounted to the balance sheet date. Discounting is based on market interest rates. The settlement value also reflects cost increases expected at the balance sheet date.

Provisions are not offset against claims for reimbursement.

Liabilities

Noncurrent liabilities are recorded at amortized cost in the balance sheet. Differences between historical cost and the repayment amount are amortized using the effective interest method.

Liabilities under finance leases are carried at the present value of the lease payments.

Current liabilities are recognized at their repayment or settlement value.

Revenue and expense recognition

Sales revenue, interest and commission income from financial services and other operating income are recognized only when the relevant service has been rendered or the goods delivered, that is, when the risk has passed to the customer.

Income from assets for which a Group company has a buy-back obligation is recognized only when the assets have definitively left the Group. Prior to that time, they are carried as inventories.

Cost of sales includes the costs incurred to generate the sales revenues and the cost of goods purchased for resale. This item also includes the costs of additions to warranty provisions.

Research and development costs not eligible for capitalization in the period and amortization of development costs are likewise carried under cost of sales.

Reflecting the presentation of interest and commission income in sales revenue, the interest and commission expenses attributable to the financial services business are presented in cost of sales.

Distribution expenses include personnel and material costs, and depreciation and amortization applicable to the distribution function, as well as the costs of shipping, advertising, sales promotion, market research and customer service.

Administrative expenses include personnel costs and overheads as well as depreciation and amortization applicable to administrative functions.

Government grants are generally deducted from the cost of the relevant assets.

No personnel expenses are recognized in respect of the issue of convertible bonds to employees conveying the right to purchase shares of Volkswagen AG.

Other taxes amounting to €173 million (previous year: €175 million) are allocated to the appropriate functions in the income statement.

Dividend income is generally recognized on the date at which the dividend is legally approved.

Estimates and assumptions by management

Preparation of the consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and income and expenses, as well as the related disclosure of contingent assets and liabilities of the reporting period. Such estimates and assumptions relate primarily to the assessment of the recoverability of intangible assets, the standard definition throughout the Group of useful lives of items of property, plant and equipment and of leasing and rental assets, the collectibility of receivables, and the recognition and measurement of provisions. The estimates and assumptions are based on underlying assumptions that reflect the current state of available knowledge. Specifically, the expected future development of business was based on the circumstances known at the date of preparation of these consolidated financial statements and a realistic assessment of the future development of the global and sector-specific environment. Developments in this environment that differ from the assumptions and that cannot be influenced by management could result in amounts that differ from the original estimates. If actual developments differ from the expected developments, the underlying assumptions and, if necessary, the carrying amounts of the assets and liabilities affected are adjusted.

At the date of preparation of these consolidated financial statements, the underlying assumptions and estimates were not exposed to any material risks. At present, management does not therefore believe that there will be a requirement in the following fiscal year for any material adjustment to the carrying amounts of assets and liabilities reported in the consolidated balance sheet.

SEGMENT REPORTING BY DIVISION

	Automotive		Financial Services		Consolidation		Volkswagen Group	
€ million	2004	2003	2004	2003	2004	2003	2004	2003
Sales to third parties	80,785	76,896	8,178	7,917	–	–	88,963	84,813
Intersegment sales revenue	1,322	625	532	459	–1,854	–1,084	–	–
Segment sales revenue	82,107	77,521	8,710	8,376	–1,854	–1,084	88,963	84,813
Operating profit	569	649	926	894	125	62	1,620	1,605
Share of profits and losses of Group companies accounted for using the equity method	212	502	43	9	–	–	255	511
Cash flows from operating activities	9,319	6,451	2,576	2,403	–401	–483	11,494	8,371
Segment assets	66,996	69,050	58,628	51,096	–6,156	–7,550	119,468	112,596
Investments in Group companies accounted for using the equity method	2,926	3,145	1,295	194	–	–	4,221	3,339
Segment liabilities	52,314	53,499	54,039	46,620	–7,711	–9,406	98,642	90,713
Investments in property, plant and equipment and other intangible assets	5,425	6,589	125	138	–	–	5,550	6,727
Capitalized development costs	1,501	1,817	–	–	–	–	1,501	1,817
Investments in leasing and rental assets and investment property	70	49	6,762	6,927	–	–	6,832	6,976
Cash flows from investing activities as reported in cash flow statement	7,895	8,685	8,032	7,008	–848	–229	15,079	15,464

SEGMENT REPORTING BY MARKET 2004

€ million	Germany	Rest of Europe	North America	South America	Africa	Asia/ Oceania	Consol- idation	Total
Sales to third parties	24,504	39,755	13,308	3,949	1,582	5,865	–	88,963
Investments in property, plant and equipment, and other intangible assets	3,541	1,376	417	120	71	14	11	5,550
Segment assets	72,022	43,606	17,444	3,652	686	2,693	–20,635	119,468

SEGMENT REPORTING BY MARKET 2003

€ million	Germany	Rest of Europe	North America	South America	Africa	Asia/ Oceania	Consol- idation	Total
Sales to third parties	23,298	35,723	15,011	3,073	1,133	6,575	–	84,813
Investments in property, plant and equipment, and other intangible assets	4,391	1,559	501	166	81	12	17	6,727
Segment assets	66,336	38,734	18,011	3,218	459	2,255	–16,417	112,596

The internal organizational and management structure and the internal reporting lines to the Board of Management and the Supervisory Board form the basis for identifying the primary format of segment reporting within the Volkswagen Group by the two divisions Automotive and Financial Services. The secondary reporting format is geographically based.

As a matter of principle, business relationships between the companies within the segments of the Volkswagen Group are transacted at arm's length prices.

INCOME STATEMENT DISCLOSURES

> 1 SALES REVENUE

STRUCTURE OF GROUP SALES REVENUE

€ million	2004	2003
Vehicles	68,055	64,017
Genuine parts	5,849	6,078
Other sales revenue	7,113	7,010
Rental and leasing business	5,187	4,905
Interest and similar income	2,759	2,803
	88,963	**84,813**

For segment reporting purposes, the sales revenue of the Group is presented by division and market.

> 2 COST OF SALES

Cost of sales includes interest expenses of €1,568 million (previous year: €1,542 million) attributable to the financial services business.

> 3 OTHER OPERATING INCOME

€ million	2004	2003
Income from reversal of valuation allowances on receivables and other assets	460	213
Income from reversal of provisions and accruals	909	934
Income from realized foreign currency hedging derivatives	593	536
Foreign exchange gains	485	683
Income from sale of promotional material	157	185
Income from cost allocations	673	523
Income from investment property	70	74
Income from the reversal of negative goodwill	0	7
Gains on asset disposals	133	48
Miscellaneous other operating income	981	932
	4,461	**4,135**

Foreign exchange gains mainly comprise gains from changes in exchange rates between the dates of recognition and payment of receivables and liabilities denominated in foreign currencies, as well as exchange rate gains resulting from measurement at the closing rate. Foreign exchange losses from these items are included in other operating expenses

> 4 OTHER OPERATING EXPENSES

€ million	2004	2003
Valuation allowances on receivables and other assets	754	749
Realized losses from derivative currency hedging instruments	313	283
Foreign exchange losses	521	721
Expenses from cost allocations	145	115
Amortization of goodwill	0	133
Miscellaneous other operating expenses	1,143	1,123
	2,876	**3,124**

> 5 SHARE OF PROFITS AND LOSSES OF GROUP COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

€ million	2004	2003
Share of profits of Group companies accounted for using the equity method	345	626
of which from: joint ventures	(260)	(551)
associates	(85)	(75)
Share of losses of Group companies accounted for using the equity method	90	115
of which from: joint ventures	(83)	(23)
associates	(7)	(92)
	255	**511**

> 6 OTHER FINANCIAL RESULT

€ million	2004	2003
Income from profit and loss transfer agreements	21	5
Cost of loss absorption	1	1
Miscellaneous other income from equity investments	27	19
of which from: subsidiaries	(25)	(16)
other equity investments	(2)	(3)
Other expenses from equity investments	70	55
of which from: subsidiaries	(3)	(2)
other equity investments	(67)	(53)
Other expenses from equity investments	**−23**	**−32**
Income from securities and loans	167	133
of which from subsidiaries	(3)	(1)
Other interest and similar income	414	292
Other interest and similar expenses	660	695
Gains from fair value remeasurement of ineffective hedging derivatives	154	299
Gains from fair value remeasurement of assets and liabilities	259	319
Losses from fair value remeasurement of ineffective hedging derivatives	196	118
Losses from fair value remeasurement of assets and liabilities	37	92
Interest cost included in lease payments	13	13
Interest result	**88**	**125**
Interest cost on pension provisions	743	704
Interest cost on other provisions	98	151
Miscellaneous other financial result	**−841**	**−855**
Other financial result	**−776**	**−762**

Gains and losses on hedged items and the related hedging derivatives within the meaning of IAS 39 are presented net in Gains and losses from the fair value remeasurement of ineffective hedging derivatives.

> 7 INCOME TAX EXPENSE

COMPONENTS OF TAX EXPENSE

€ million	2004	2003
Current tax expense, Germany	418	365
Current tax expense, abroad	548	299
Current tax expense	**966**	**664**
of which prior period	(38)	(53)
Income from reversal of tax provisions	**-115**	**-41**
Current income tax expense	**851**	**623**
Deferred tax income Germany	-498	-254
Deferred tax income/expense abroad	30	-18
Deferred tax income	-468	-272
Income tax expense	**383**	**351**

The statutory corporation tax rate in Germany for the 2004 assessment period was 25%. This resulted in an aggregate tax rate of 38.3% (including trade tax). In fiscal year 2003, an aggregate tax rate of 39.7% applied due to the legislation relating to solidarity with flood victims enacted in 2002. In fiscal year 2004, deferred taxes were measured at a tax rate of 38.3%. The local income tax rates applied for companies outside Germany vary between 12.5% and 42.0%. In the case of split tax rates, the tax rate applicable to undistributed profits is applied.

The realization of tax benefits from tax loss carryforwards from previous years resulted in a reduction in current income taxes in 2004 by €114 million (previous year: €81 million).

Previously unused tax loss carryforwards amounted to €3,595 (previous year: €2,916 million). Tax loss carryforwards amounting to €1,682 million can be used indefinitely, while €253 million must be used within the next 10 years. Tax loss carryforwards of American companies amounting to €1,660 million can be used within a period of 15 to 20 years. It was estimated that tax loss carryforwards of €692 million (previous year: €530 million) will not be usable.

The increase in unused tax loss carryforwards results primarily from the use of accelerated tax depreciation in the USA and the taxable profits in Germany.

Deferred taxes were recognized where income from subsidiaries was tax-exempt in the past due to specific local regulations, but the tax effects on discontinuation of the temporary tax exemption have become foreseeable.

Tax benefits amounting to €305 million (previous year: €200 million) were recognized because of tax credits granted by various countries to compensate for the loss of tax relief where the amounts involved were unlimited.

No deferred tax assets were recognized for deductible temporary differences of €54 million and for tax credits of €5 million.

Deferred tax income resulting from changes in tax rates amounted to €16 million (previous year: €42 million).

€39 million (previous year: €33 million) of the recognized deferred taxes relates to transactions that directly reduced equity.

If taxed and untaxed components of equity were to be fully distributed, unrecognized recoverable corporation tax would amount to €1,162 million (previous year: €1,173 million). The provisions of the German Tax Relief Reduction Act enacted in April 2003 continue to apply until fiscal year 2005. Starting with fiscal year 2002, this Act stipulates that relief from corporation tax will cease to be granted on dividends paid after April 11, 2003. As in the previous year, the proposed dividend for fiscal year 2004 will therefore not trigger any tax relief.

The following recognized deferred tax assets and liabilities are attributable to recognition and measurement differences in the individual balance sheet items and to tax loss carryforwards:

	Deferred tax assets		Deferred tax liabilities	
€ million	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003
Intangible assets	120	76	2,331	2,254
Property , plant and equipment, and leasing and rental assets	4,170	3,828	2,770	2,767
Financial assets	231	214	52	77
Inventories	161	150	123	164
Receivables and other assets (including Financial Services Division)	610	587	4,591	3,764
Other current assets	89	143	39	12
Pension provisions	1,008	1,022	4	1
Other provisions	1,602	1,464	58	8
Liabilities	1,250	754	616	621
Tax loss carryforwards	1,136	991	0	0
Valuation allowances on deferred tax assets	−181	−214	0	0
Gross value	**10,196**	**9,015**	**10,584**	**9,668**
of which noncurrent	(6,978)	(6,426)	(7,904)	(7,118)
Offset	8,968	7,952	8,968	7,952
Consolidation	828	520	635	438
Amount recognized	**2,056**	**1,583**	**2,251**	**2,154**

In accordance with IAS 12, deferred tax assets and liabilities are offset if, and only if, they relate to income taxes levied by the same taxation authority and relate to the same tax period.

The tax expense of €383 million reported for 2004 (previous year: €351 million) was €38 million (previous year: €196 million) lower than the expected tax expense of €421 million that would have resulted from application of a tax rate applicable to undistributed profits of 38.3% to the profit before tax of the Group.

RECONCILIATION OF EXPECTED TO EFFECTIVE INCOME TAX EXPENSE

€ million	2004	2003
Profit before tax	1,099	1,354
Expected income tax expense (tax rate 38.3%; previous year: 39.7%)	**421**	**537**
Reconciliation:		
Effect of different tax rates outside Germany	-216	-159
Proportion of taxation relating to:		
tax-exempt income	-131	-178
expenses not deductible for tax purposes	297	289
temporary differences and losses for which no deferred taxes were recognized	252	54
Tax credits	-201	-201
Prior-period current tax expense	-20	63
Effect of tax rate changes	-16	-42
Other taxation effects	-3	-12
Effective income tax expense	**383**	**351**
Effective tax rate (%)	34.9	25.9

> 8 PROFIT AFTER TAX

Income of €1,874 million (previous year: €1,616 million) and expenses of €963 million (previous year: €653 million) are attributable to other fiscal years. The income is mainly included in other operating income, and relates primarily to income from the reversal of provisions and allowances for doubtful accounts, as well as from tax refunds. The prior-period expenses are for the most part included in cost of sales.

> 9 MINORITY INTERESTS

The profits attributable to minority interests relate primarily to shareholders of Volkswagen Original Teile Logistik GmbH & Co. KG.

> 10 EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the portion of earnings attributable to the shareholders of Volkswagen AG by the weighted average number of ordinary and preferred shares outstanding during the fiscal year. Earnings per share are diluted by "potential shares". These include stock options, although these are only dilutive if they result in the issuance of shares at a value below the average market price of the shares. There was no dilutive effect because the average price of Volkswagen ordinary shares was below the conversion price for the exercise of conversion rights.

Quantity	Ordinary 2004	Ordinary 2003	Preferred 2004	Preferred 2003
Weighted average number of shares outstanding – basic	278,570,587	278,570,587	105,238,280	105,238,280
Dilutive potential ordinary shares				
stock option plan	–	–	–	–
bonds with warrants	–	–	–	–
Weighted average number of shares outstanding – diluted	278,570,587	278,570,587	105,238,280	105,238,280

€ million	2004	2003
Profit after tax	716	1.003
Minority interests	39	23
Profit attributable to shareholders of Volkswagen AG	677	980
Basic earnings		
of which relating to: ordinary shares	487	707
preferred shares	190	273
Diluted earnings		
of which relating to: ordinary shares	487	707
preferred shares	190	273

€	2004	2003
Earnings per share – basic		
Ordinary shares	1.75	2.54
Preferred shares	1.81	2.60
Earnings per share – diluted		
Ordinary shares	1.75	2.54
Preferred shares	1.81	2.60

BALANCE SHEET DISCLOSURES

> 11 INTANGIBLE ASSETS

CHANGES IN INTANGIBLE ASSETS BETWEEN JANUARY 1 AND DECEMBER 31, 2003

€ million	Concessions, industrial and similar rights, and licences, in such rights and assets	Goodwill/ negative goodwill	Capitalized costs for products under development	Capitalized development costs for products currently in use	Other intangible assets	Payments on account	Total
Historical cost							
Balance at Jan. 1, 2003	**41**	**1,347**	**2,660**	**6,229**	**1,039**	**9**	**11,325**
Foreign exchange differences	-4	–	-44	-69	-19	0	-136
Changes in consolidated Group	0	–	–	–	15	–	15
Additions	8	40	1,335	482	143	50	2,058
Transfers	5	-25	-1,741	1,743	40	-8	14
Disposals	1	3	0	759	59	0	822
Balance at Dec. 31, 2003	**49**	**1,359**	**2,210**	**7,626**	**1,159**	**51**	**12,454**
Amortization and and impairment							
Balance at Jan. 1, 2003	**27**	**1,061**	**–**	**2,845**	**555**	**–**	**4,488**
Foreign exchange differences	-3	–	–	-42	-15	–	-60
Changes in consolidated Group	0	–	–	–	12	–	12
Additions to cumulative amortization	8	125	–	1,090	172	–	1,395
Additions to cumulative impairment losses	1	–	98	193	0	–	292
Transfers	0	-15	–	–	15	–	0
Disposals	0	3	–	757	58	–	818
Reversal of impairment losses	–	–	–	–	–	–	–
Balance at Dec. 31, 2003	**33**	**1,168**	**98**	**3,329**	**681**	**–**	**5,309**
Carring amount at Dec. 31, 2003	**16**	**191**	**2,112**	**4,297**	**478**	**51**	**7,145**

The value in use determined for intangible assets in measuring recoverable amounts is based on a discount rate equal to the return on investment required within the Volkswagen Group. Sensitivity analyses have shown that it would be unnecessary to recognize impairment losses on goodwill and indefinite-lived intangible assets, including in the case of realistic variations in key assumptions.

CHANGES IN INTANGIBLE ASSETS BETWEEN JANUARY 1 AND DECEMBER 31, 2004

€ million	Concessions, industrial and similar rights, and licences, in such rights and assets	Goodwill/ negative goodwill	Capitalized costs for products under development	Capitalized development costs for products currently in use	Other intangible assets	Payments on account	Total
Historical cost Balance at Jan. 1, 2004	**49**	**1,359**	**2,210**	**7,626**	**1,159**	**51**	**12,454**
Foreign exchange differences	−1	20	−13	13	−1	0	18
Changes in consolidated Group	–	–	–	–	1	0	1
Additions	3	2	1,039	462	94	45	1,645
Transfers	2	27	−1,578	1,577	−1	−1	26
Disposals	2	1,183	16	1,145	234	0	2,580
Balance at Dec. 31, 2004	**51**	**225**	**1,642**	**8,533**	**1,018**	**95**	**11,564**
Amortization and impairment Balance at Jan. 1, 2004	**33**	**1,168**	**98**	**3,329**	**681**	**–**	**5,309**
Foreign exchange differences	−1	–	–	6	−2	–	3
Changes in consolidated Group	–	–	–	–	0	–	0
Additions to cumulative amortization	8	0	–	1,134	173	–	1,315
Additions to cumulative impairment losses	6	–	–	–	2	–	8
Transfers	–	16	–	–	−9	–	7
Disposals	2	1,184	17	1,132	233	–	2,568
Reversal of impairment losses	–	–	–	–	–	–	–
Balance at Dec. 31, 2004	**44**	**–**	**81**	**3,337**	**612**	**–**	**4,074**
Carring amount at Dec. 31, 2004	**7**	**225**	**1,561**	**5,196**	**406**	**95**	**7,490**

In fiscal year 2004, negative goodwill of €25 million still being carried at December 31, 2003 was taken directly to equity in accordance with IFRS 3. As a result of the new IFRS 3, goodwill previously carried as such has been allocated to other intangible assets. Of the total research and development costs incurred in 2004, €1,501 million met the criteria for capitalization under IFRSs.

The following amounts were recognized as expenses:

€ million	2004	2003
Research and non-capitalized development costs	2,663	2,320
Amortization of development costs	1,134	1,381
Research and development costs recognized in the income statement	**3,797**	**3,701**

> 12 PROPERTY, PLANT AND EQUIPMENT

CHANGES IN PROPERTY, PLANT AND EQUIPMENT BETWEEN JANUARY 1 AND DECEMBER 31, 2003

€ million	Land, land rights and buildings, including buildings on third-party land	Technical equipment and machinery	Other equipment, operating and office equipment	Payments on account and assets under construction	Total
Historical cost at Jan. 1, 2003	**12,302**	**21,050**	**24,101**	**2,475**	**59,928**
Foreign exchange differences	-177	-387	-319	-62	-945
Changes in consolidated Group	42	5	125	9	181
Additions	401	1,266	3,052	1,851	6,570
Transfers	277	737	913	-1,917	10
Disposals	43	674	1,161	67	1,945
Balance at Dec. 31, 2003	**12,802**	**21,997**	**26,711**	**2,289**	**63,799**
Depreciation and impairment Balance at Jan. 1, 2003	**5,425**	**14,167**	**17,494**	**0**	**37,086**
Foreign exchange differences	-60	-249	-232	–	-541
Changes in consolidated Group	9	4	95	–	108
Additions to cumulative depreciation	448	1,687	2,576	–	4,711
Additions to cumulative impairment losses	7	115	206	–	328
Transfers	1	-2	-1	–	-2
Disposals	16	646	1,081	–	1,743
Reversal of impairment losses	–	–	0	–	0
Balance at Dec. 31, 2003	**5,814**	**15,076**	**19,057**	**0**	**39,947**
Carrying amount at Dec. 31, 2003	**6,988**	**6,921**	**7,654**	**2,289**	**23,852**
of which assets leased under finance lease contracts Carrying amount at Dec. 31, 2003	160	–	33	–	193

CHANGES IN PROPERTY, PLANT AND EQUIPMENT BETWEEN JANUARY 1 AND DECEMBER 31, 2004

€ million	Land, land rights and buildings, including buildings on third-party land	Technical equipment and machinery	Other equipment operating and office equipment	Payments on account and assets under construction	Total
Historical cost at Jan. 1, 2004	**12,802**	**21,997**	**26,711**	**2,289**	**63,799**
Foreign exchange differences	43	112	−22	5	138
Changes in consolidated Group	0	2	1	3	6
Additions	282	1,156	2,725	1,282	5,445
Transfers	251	872	834	−1,983	−26
Disposals	21	506	1,051	22	1,600
Balance at Dec. 31, 2004	**13,357**	**23,633**	**29,198**	**1,574**	**67,762**
Depreciation and impairment Balance at Jan. 1, 2004	**5,814**	**15,076**	**19,057**	**0**	**39,947**
Foreign exchange differences	−2	43	−25	–	16
Changes in consolidated Group	0	0	0	–	0
Additions to cumulative depreciation	455	1,828	2,893	–	5,176
Additions to cumulative impairment losses	23	90	168	3	284
Transfers	0	0	−6	−1	−7
Disposals	11	481	957	0	1,449
Reversal of impairment losses	–	–	0	–	0
Balance at Dec. 31, 2004	**6,279**	**16,556**	**21,130**	**2**	**43,967**
Carrying amount at Dec. 31, 2004	**7,078**	**7,077**	**8,068**	**1,572**	**23,795**
of which assets leased under finance lease contracts Carrying amount at Dec. 31, 2004	194	1	23	–	218

Call options on buildings and plant leased under the terms of finance leases exist in most cases, and are normally exercised. Interest rates on the leases vary between 2.8% and 11.0%, depending on the market and the date of inception of the lease. Future finance lease payments due, and their present values, are shown in the following table:

€ million	2005	2006–2009	from 2010	Total
Finance lease payments	63	101	170	334
Interest component of finance lease payments	7	21	55	83
Present value of finance lease payments	**56**	**80**	**115**	**251**

For assets leased under operating leases, payments recognized in the income statement amounted to €386 million in the year under review (previous year: €364 million).

> 13 LEASING AND RENTAL ASSETS AND INVESTMENT PROPERTY

€ million	Leasing and rental assets	Investment property	Total
Historical cost			
Balance at Jan. 1, 2003	**9,878**	**601**	**10,479**
Foreign exchange differences	-1,235	-23	-1,258
Changes in consolidated Group	139	8	147
Additions	6,915	60	6,975
Transfers	–	-24	-24
Disposals	5,283	3	5,286
Balance at Dec. 31, 2003	**10,414**	**619**	**11,033**
Depreciation and impairment			
Balance at Jan. 1, 2003	**1,882**	**152**	**2,034**
Foreign exchange differences	-136	-1	-137
Changes in consolidated Group	29	1	30
Additions to cumulative depreciation	1,430	11	1,441
Additions to cumulative impairment losses	76	–	76
Transfers	–	1	1
Disposals	1,308	1	1,309
Reversal of impairment losses	-9	–	-9
Balance at Dec. 31, 2003	**1,964**	**163**	**2,127**
Carrying amount at Dec. 31, 2003	**8,450**	**456**	**8,906**

€ million	Leasing and rental assets	Investment property	Total
Historical cost			
Balance at Jan. 1, 2004	**10,414**	**619**	**11,033**
Foreign exchange differences	-498	18	-480
Changes in consolidated Group	–	–	–
Additions	6,773	59	6,832
Transfers	-2	2	0
Disposals	5,722	366	6,088
Balance at Dec. 31, 2004	**10,965**	**332**	**11,297**
Depreciation and impairment			
Balance at Jan. 1, 2004	**1,964**	**163**	**2,127**
Foreign exchange differences	-127	1	-126
Changes in consolidated Group	–	–	–
Additions to cumulative depreciation	1,583	10	1,593
Additions to cumulative impairment losses	183	1	184
Transfers	-1	1	–
Disposals	1,120	25	1,145
Reversal of impairment losses	-1	-1	-2
Balance at Dec. 31, 2004	**2,481**	**150**	**2,631**
Carrying amount at Dec. 31, 2004	**8,484**	**182**	**8,666**

Leasing and rental assets include assets leased out under the terms of operating leases.

Investment property includes leased dealerships and apartments rented out, with a fair value of €458 million. Operating expenses of €52 million were incurred for the maintenance of investment property in use. Expenses of €1 million were incurred for unused investment property.

The following payments from non-cancelable leases and rental agreements are expected to be received over the coming years:

€ million	2005	2006–2009	from 2010	Total
	1,073	1,209	25	2,307

> 14 INVESTMENTS IN GROUP COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD AND OTHER EQUITY INVESTMENTS

€ million	Shares in Group companies accounted for using the equity method	Other equity investments	Total
Historical cost			
Balance at Jan. 1, 2003	**3,685**	**430**	**4,115**
Foreign exchange differences	–73	–7	–80
Changes in consolidated Group	–	11	11
Additions	728	79	807
Transfers	4	–4	–
Disposals	598	64	662
Reversal of impairment losses	–	–	–
Balance at Dec. 31, 2003	**3,746**	**445**	**4,191**
Impairment losses			
Balance at Jan. 1, 2003	**299**	**137**	**436**
Foreign exchange differences	–2	–2	–4
Changes in consolidated Group	–	4	4
Additions to cumulative depreciation	89	–	89
Additions to cumulative impairment losses	21	5	26
Transfers	–	–	–
Disposals	–	3	3
Reversal of impairment losses	–	0	0
Balance at Dec. 31, 2003	**407**	**141**	**548**
Carrying amount at Dec. 31, 2003	**3,339**	**304**	**3,643**

€ million	Shares in Group companies accounted for using the equity method	Other equity investments	Total
Historical cost			
Balance at Jan. 1, 2004	**3,746**	**445**	**4,191**
Foreign exchange differences	−26	0	−26
Changes in consolidated Group	–	–	–
Additions	1,423	87	1,510
Transfers	0	0	–
Disposals	792	70	862
Reversal of impairment losses	–	14	14
Balance at Dec. 31, 2004	**4,351**	**476**	**4,827**
Impairment losses			
Balance at Jan. 1, 2004	**407**	**141**	**548**
Foreign exchange differences	−1	1	0
Changes in consolidated Group	–	–	–
Additions to cumulative impairment losses	15	70	85
Transfers	–	–	–
Disposals	291	29	320
Reversal of impairment losses	0	0	0
Balance at Dec. 31, 2004	**130**	**183**	**313**
Carrying amount at Dec. 31, 2004	**4,221**	**293**	**4,514**

The shares in companies accounted for using the equity method include joint ventures in the amount of €2,843 million (previous year: €1,935 million).

Significant joint ventures and associates are detailed in the listing of significant Group companies at the end of the notes to the consolidated financial statements.

> 15 NONCURRENT AND CURRENT FINANCIAL SERVICES RECEIVABLES

€ million	within one year	Due after one year	Carrying amount Dec. 31, 2004	Fair value Dec. 31, 2004	within one year	Due after one year	Carrying amount Dec. 31, 2003	Fair value Dec. 31, 2003
Receivables from financing business								
customer financing	8,106	15,281	23,387	23,556	7,413	14,243	21,656	21,812
dealer financing	8,306	668	8,974	8,971	6,377	569	6,946	6,950
direct banking	53	–	53	53	36	–	36	36
	16,465	**15,949**	**32,414**	**32,580**	**13,826**	**14,812**	**28,638**	**28,798**
Receivables from operating lease business	194	–	194	194	200	–	200	200
Receivables from finance leases	4,450	6,813	11,263	11,255	4,499	6,028	10,527	10,520
	21,109	**22,762**	**43,871**	**44,029**	**18,525**	**20,840**	**39,365**	**39,518**

Noncurrent receivables from the customer financing business mainly bear fixed interest at rates of between 0.9% and 19.9 %, depending on the market concerned. They have terms of up to 72 months. The noncurrent portion of dealer financing is granted at interest rates of between 3.4% and 9.5%, depending on the country.

The receivables from customer and dealer financing are secured by vehicles or real property liens.

The receivables from dealer financing include an amount of €73 million (previous year: €45 million) receivable from subsidiaries.

The receivables from finance leases – almost entirely in respect of vehicles – are expected to generate the following cash flows:

€ million	2005	2006–2009	from 2010	Total
Future payments from finance lease receivables	4,874	7,451	8	12,333
Unearned finance income from finance leases (discounting)	–424	–646	0	–1,070
Carrying amount of receivables from finance leases	4,450	6,805	8	11,263
Present value of unguaranteed residual values	10	–	–	10
Present value of minimum lease payments outstanding at the balance sheet date	**4,440**	**6,805**	**8**	**11,253**

Outstanding finance lease receivables are reduced by valuation allowances of €146 million.

> 16 NONCURRENT AND CURRENT OTHER RECEIVABLES AND FINANCIAL ASSETS

€ million	within one year	Due after one year	Carrying amount Dec. 31, 2004	Fair value Dec. 31, 2004	within one year	Due after one year	Carrying amount Dec. 31, 2003	Fair value Dec. 31, 2003
Other receivables from								
subsidiaries	66	10	76	76	31	6	37	37
joint ventures	892	457	1,349	1,349	485	186	671	672
associates	7	–	7	7	37	0	37	37
other companies in which an investment is held	73	127	200	200	74	195	269	269
Recoverable income taxes	1,002	28	1,030	1,030	1,325	36	1,361	1,361
Positive fair values of derivatives	723	956	1,679	1,679	675	477	1,152	1,152
Other assets	1.099	720	1,819	1,804	1,328	494	1,822	1,822
	3,862	**2,298**	**6,160**	**6,145**	**3,955**	**1,394**	**5,349**	**5,350**

Other assets include plan assets to fund post-employment benefits in the amount of €75 million (previous year: €71 million).

There are no material restrictions on title or right of use in respect of other receivables and financial assets. Default risks are accounted for by means of valuation allowances. Valuation allowances of €291 million (previous year: €301 million) were recognized.

Other receivables and financial assets include loans to joint ventures, associates and other equity investments, and bear interest at rates of up to 3.7% (previous year: 3.8%).

Other receivables from subsidiaries include loans with terms of between two and 15 years, which were lent at interest rates of between 2.9% and 7.5%.

Current other receivables are predominantly non-interest-bearing.

Derivatives have the following **positive fair values**:

€ million	Dec. 31, 2004	Dec. 31, 2003
Transactions for hedging against		
foreign currency risk from assets using fair value hedges	308	199
foreign currency risk from liabilities using fair value hedges	84	34
interest rate risk using fair value hedges	710	395
interest rate risk using cash flow hedges	33	14
foreign currency risk from future cash flow (cash flow hedges)	262	255
Hedging transactions	**1,397**	**897**
Assets arising from ineffective hedging derivatives	282	255
	1,679	**1,152**

Further details on derivatives as a whole are given in note 30 Financial instruments.

> 17 TAX ASSETS

Mio.€	within one year	Due after one year	Carrying amount Dec. 31, 2004	within one year	Due after one year	Carrying amount Dec. 31, 2003
Deferred tax assets	–	2,056	2,056	–	1,583	**1,583**
Current tax receivables	469	–	469	452	–	**452**
	469	**2,056**	**2,525**	**452**	**1,583**	**2,035**

> 18 INVENTORIES

€ million	Dec. 31, 2004	Dec. 31, 2003
Raw materials, consumables and supplies	1,943	1,873
Work in progress	1,289	1,308
Finished goods and purchased merchandise	8,177	8,478
Payments on account	31	11
	11,440	**11,670**

Of the total inventories, €1,952 million (previous year: €1,677 million) is recognized at net realizable value.

> 19 TRADE RECEIVABLES

€ million	Dec. 31, 2004	Dec. 31, 2003
Trade receivables from		
third parties	4,853	4,990
subsidiaries	178	175
joint ventures	248	188
associates	74	138
other companies in which an investment is held	4	6
	5,357	**5,497**

The fair values of the trade receivables correspond to the carrying amounts. Allowances for doubtful accounts amounting to €162 million (previous year: €142 million) were recognized.

> 20 SECURITIES

The securities serve to safeguard liquidity. Securities classified as current assets are quoted, mainly short-term fixed-income securities, and shares.

> 21 CASH AND CASH EQUIVALENTS

€ million	Dec. 31, 2004	Dec. 31, 2003
Bank balances	9,937	7,380
Checks, cash-in-hand and call deposits	284	156
	10,221	**7,536**

Bank balances are held at various banks in different currencies.

> 22 EQUITY

The subscribed capital of Volkswagen AG is denominated in euros. The shares are no-par value bearer shares. Each share has a notional value of €2.56. As well as ordinary shares, there are preferred shares that entitle the bearer to a €0.06 higher dividend than ordinary shares, but do not carry voting rights. The subscribed capital is composed of 320,289,940 no-par value ordinary shares and 105,238,280 preferred shares, and amounts to €1,089 million (previous year: €1,089 million).

Based on the resolution by the Annual General Meeting on June 7, 2001, authorized capital of up to €130 million, expiring on June 6, 2006, was approved for the issue of new ordinary bearer shares. Based on the resolution by the Annual General Meeting on April 22, 2004, further authorized capital of up to €400 million, expiring on April 21, 2009, was approved.

	Shares		€	
	2004	2003	2004	2003
Balance at January 1	425,528,220	425,528,220	1,089,352,243	1,089,352,243
Issued shares (bonds with warrents)	–	–	–	–
Balance at December 31	425,528,220	425,528,220	1,089,352,243	1,089,352,243

Of the ordinary shares, 41,719,353 were held by the wholly owned subsidiary Volkswagen Beteiligungs-Gesellschaft mbH at December 31, 2004.

STOCK OPTION PLAN

The Board of Management, with the consent of the Supervisory Board, exercised the authorization given by the Annual General Meeting on June 19, 1997 to implement a stock option plan. Contingent capital of €66.9 million was created for this purpose. Additional contingent capital of €39.7 million has been created for the issue of ordinary shares based on the authorization given by the Annual General Meeting on April 16, 2002. The contingent capital increase will be implemented only to the extent that the holders of the convertible bonds issued on the basis of the authorization given by the Annual General Meeting to implement a stock option plan exercise their conversion rights.

The stock option plan entitles the beneficiaries – the Board of Management, Group senior executives and management, as well as employees of Volkswagen AG for whom remuneration is collectively agreed – to purchase options on shares of Volkswagen AG by subscribing for convertible bonds at a price of €2.56 each. Each bond is convertible into 10 ordinary shares. The stock options are not accounted for until the exercise date. The conversion price then received for the new shares is credited to subscribed capital or capital reserves. With the consent of the Supervisory Board, the Board of Management implemented the sixth tranche of the stock option plan in fiscal year 2004. The initial conversion price of the sixth tranche, reflecting the price of Volkswagen shares at the time the resolution was adopted in 2004, was set at €38.68 per Volkswagen ordinary share. It will increase in each of the following years by five percentage points. After a 24-month lock-up period, the conversion

rights can be exercised between July 10, 2006 and July 2, 2009. The conversion price will be €42.55 for the first conversion period starting from July 10, 2006.

The conversion prices and periods of the six tranches are shown in the following table:

CONVERSION PRICES AND PERIODS FOR EACH TRANCHE OF THE STOCK OPTION PLAN

in €	1st tranche	2nd tranche	3rd tranche	4th tranche	5th tranche	6th tranche
Base conversion price	69.48	41.82	59.43	51.52	36.54	38.68
Conversion price						
as from June 11, 2001	76.43					
as from publication of quarterly report as of September 30, 2001	79.90					
as from July 14, 2002		46.00				
as from publication of quarterly report as of September 30, 2002	83.38	48.09				
as from July 14, 2003			65.37			
as from publication of quarterly report as of September 30, 2003	86.85	50.18	68.34			
as from June 19, 2004				56.67		
as from publication of quarterly report as of September 30, 2004		52.28	71.32	59.25		
as from July 12, 2005					40.19	
as from publication of quarterly report as of September 30, 2005			74.29	61.82	42.02	
as from July 10, 2006						42.55
as from publication of quarterly report as of September 30, 2006				64.40	43.85	44.48
as from publication of quarterly report as of September 30, 2007					45.68	46.42
as from publication of quarterly report as of September 30, 2008						48.35
Beginning of conversion period	June 11, 2001	July 14, 2002	July 14, 2003	June 19, 2004	July 12, 2005	July 10, 2006
End of conversion period	June 4, 2004	July 6, 2005	July 6, 2006	June 11, 2007	July 4, 2008	July 2, 2009

The total value at December 31, 2004 of the convertible bonds issued at €2.56 per convertible bond was €6,089,533.44 (= 2,378,724 bonds), conveying the right to purchase 23,787,240 ordinary shares. The liabilities from convertible bonds are recognized under other liabilities. In the fiscal year, 651,461 convertible bonds with

a value of €1,667,740.16 were returned after expiration of the first tranche and by employees who have since left the Company (45,723 bonds with a nominal value of €117,050.88). Changes in the rights to stock options granted are shown in the following table:

CHANGES IN RIGHTS TO STOCK OPTIONS GRANTED (1.–6. TRANCHE)

	Nominal value of convertible bonds €	Number of conversion rights Rights	Number of potential shares Shares
Balance at January 1, 2004	**6,885,061.12**	**2,689,477**	**26,894,770**
In fiscal year			
granted	872,212.48	340,708	3,407,080
exercised	–	–	–
returned	1,667,740.16	651,461	6,514,610
Balance at December 31, 2004	**6,089,533.44**	**2,378,724**	**23,787,240**

RESERVES

€ million	Dec. 31, 2004	Dec. 31, 2003
Capital reserves		
Share premium from capital increases	4,232	4,232
Share premium from issue of bonds with warrants	219	219
	4,451	**4,451**
Retained earnings		
Reserve for cash flow hedges	84	40
Translation reserve	−2,401	−2,212
Accumulated profit	20,642	20,391
	18,325	**18,219**

The capital reserves comprise the share premium of €4,232 million from capital increases and the share premium of €219 million from the issue of bonds with warrants. €104 million was appropriated to the reserve for cash flow hedges in the current period (previous year: €284 million). €55 million (previous year: €51 million) was reversed to the income statement.

Dividend proposal

In accordance with section 58(2) of the German Stock Corporation Act (AktG), the dividend payment by Volkswagen AG is based on the accumulated profit reported in the annual financial statements of Volkswagen AG. Based on the annual financial statements of Volkswagen AG, accumulated profit of €419 million is available for distribution. The Board of Management and Supervisory Board of Volkswagen AG will propose to the Annual General Meeting that a dividend of €1.05 per ordinary share and €1.11 per preferred share be paid, for a total of €409 million, and that the remaining amount of €10 million be carried forward for new account.

Minority interests

The minority interest in equity is attributable primarily to shareholders of Volkswagen Original Teile Logistik GmbH & Co. KG and AUDI AG.

> 23 NONCURRENT AND CURRENT FINANCIAL LIABILITIES

The details of noncurrent and current financial liabilities are presented in the following table:

€ million	under one year	between one and five years	Remaining term over five years	Carrying amount Dec. 31, 2004	under one year	between one and five years	Remaining term over five years	Carrying amount Dec. 31, 2003
Bonds	8,722	16,586	6,262	31,570	4,735	11,425	6,950	23,110
Commercial paper and notes	6,508	3,380	238	10,126	12,134	3,340	87	15,561
Liabilities to banks	5,423	2,665	314	8,402	4,585	2,740	254	7,579
Deposits from direct banking business	6,923	623	471	8,017	6,234	322	188	6,744
Loans	1,127	149	1,312	2,588	1,050	90	371	1,511
Bills of exchange	0	–	–	0	17	–	–	17
Liabilities for the capital element of future finance lease payments	56	80	115	251	53	68	98	219
Financial liabilities to								
subsidiaries	107	0	3	110	77	–	3	80
joint ventures	11	–	–	11	26	–	–	26
associates	2	–	–	2	2	–	–	2
other companies in which an investment is held	6	–	–	6	9	–	–	9
	28,885	**23,483**	**8,715**	**61,083**	**28,922**	**17,985**	**7,951**	**54,858**

Of the liabilities reported in the consolidated balance sheet, a total of €356 million is secured, for the most part by real estate liens.

The amounts payable to subsidiaries and associates are subject to market interest rates of between 1.0% and 9.2%.

Asset-backed securities transactions amounting to €10,178 million (previous year: €8,553 million) entered into to refinance the financial services business are included in bonds, commercial paper and notes, and liabilities from loans. Receivables from the customer financing and leasing businesses are the main assets pledged as collateral.

The terms of the bonds, commercial paper and notes, liabilities to banks and loans, together with their carrying amounts and fair values, are shown in the following table:

DATA FOR ORIGINATED FINANCIAL LIABILITIES, EXCLUDING HEDGING INSTRUMENTS

Currency	Interest terms	Interest commitment ending	Weighted interest rate, based on carrying amount	Nominal amount	Carrying amount at Dec. 31, 2004 in € million			
				€ million	< 1 year	1–5 years	> 5 years	Total
AUD	floating/fixed	< 1 year	5.6 %	138	137	–	–	137
CZK	floating/fixed	< 1 year	5.0 %	382	382	–	–	382
EUR	floating/fixed	< 1 year	2.5 %	23,460	18,713	5,326	1	24,040
GBP	floating/fixed	< 1 year	4.9 %	1,851	1,851	–	–	1,851
JPY	floating/fixed	< 1 year	0.4 %	1,920	1,278	558	–	1,836
MXN	floating/fixed	< 1 year	9.1 %	260	260	–	–	260
SEK	floating/fixed	< 1 year	2.2 %	457	385	72	–	457
USD	floating/fixed	< 1 year	3.0 %	4,726	2,628	2,094	4	4,726
AUD	fixed	1–5 years	5.2 %	214	–	212	–	212
BRL	fixed	1–5 years	16.0 %	1,140	530	609	–	1,139
CZK	fixed	1–5 years	3.6 %	123	–	123	–	123
EUR	fixed	1–5 years	3.6 %	9,109	171	8,530	17	8,718
GBP	fixed	1–5 years	5.3 %	284	–	284	–	284
JPY	fixed	1–5 years	0.8 %	991	1	989	–	990
MXN	fixed	1–5 years	6.2 %	302	–	301	–	301
SKK	fixed	1–5 years	8.0 %	142	–	142	–	142
USD	fixed	1–5 years	2.8 %	2,738	943	1,792	–	2,735
EUR	floating	1–5 years	2.5 %	1,630	18	1,609	–	1,627
MXN	floating	1–5 years	9.6 %	177	–	176	–	176
USD	floating	1–5 years	2.5 %	1,056	999	57	–	1,056
EUR	fixed	> 5 years	5.0 %	6,731	8	37	6,882	6,927
JPY	fixed	> 5 years	1.5 %	159	1	5	148	154
USD	floating	> 5 years	4.2 %	308	–	196	112	308
other				2,444	580	371	1,551	2,502
Total financial liabilities				**60,742**	**28,885**	**23,483**	**8,715**	**61,083**
Fair value at Dec. 31, 2004								**61,144**
Fair value at Dec. 31, 2003								**54,916**

> 24 NONCURRENT AND CURRENT OTHER LIABILITIES

€ million	within one year	within one to five years	Due after five years	Carrying amount Dec. 31, 2004	within one year	within one to five years	Due after five years	Carrying amount Dec. 31, 2003
Payments on account received in respect of orders	950	8	0	958	707	6	0	713
Other liabilities to								
subsidiaries	37	0	–	37	26	2	–	28
joint ventures	5	–	–	5	9	–	–	9
associates	7	–	–	7	0	–	–	0
other companies in which an investment is held	1	–	–	1	2	–	–	2
Negative fair values of derivative financial instruments	211	182	27	420	234	118	130	482
Liabilities relating to								
other taxes	1,103	–	178	1,281	780	0	165	945
social security	387	4	1	392	385	5	0	390
wages and salaries	835	79	14	928	757	59	10	826
Miscellaneous liabilities	2,767	523	339	3,629	2,415	497	307	3,219
	6,303	**796**	**559**	**7,658**	**5,315**	**687**	**612**	**6,614**

Fair values do not differ materially from the recognized carrying amounts.

Derivatives have the following **negative fair values:**

€ million	Dec. 31, 2004	Dec. 31, 2003
Transactions for hedging against		
foreign currency risk from assets using fair value hedges	43	18
foreign currency risk from liabilities using fair value hedges	97	119
interest rate risk using fair value hedges	17	99
interest rate risk using cash flow hedges	43	100
foreign currency risk from future cash flows (cash flow hedges)	121	74
Hedging transactions	**321**	**410**
Liabilities arising from ineffective hedging derivatives	99	72
	420	**482**

Further details on the derivative financial instruments as a whole are given in note 30 Financial instruments.

> 25 TAX LIABILITIES

€ million	within one year	Due after one year	Carrying amount Dec. 31, 2004	within one year	Due after one year	Carrying amount Dec. 31, 2003
Deferred tax liabilities	–	2,251	2,251	–	2,154	2,154
Provisions for taxes	–	2,065	2,065	–	1,378	1,378
Current tax payables	57	–	57	25	–	25
	57	4,316	4,373	25	3,532	3,557

> 26 PROVISIONS FOR PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Provisions for pensions are recognized for benefits in the form of retirement, invalidity and dependents' benefits payable under pension plans. The benefits provided by the Group vary according to the legal, tax and economic circumstances of the country concerned, and usually depend on the length of service and remuneration of the employees.

Group companies provide occupational pensions under both defined contribution and defined benefit plans. In the case of defined contribution plans, the Company makes contributions to state or private pension schemes based on legal or contractual requirements or on a voluntary basis. Once the contributions have been paid, there are no further obligations for the Company. Current contributions are recognized as pension expenses of the period concerned. In 2004, they amounted to €757 million (previous year: €726 million) in the Group. In Germany, contributions to the compulsory state pension system amounted to €742 million (previous year: €715 million).

Most pension plans are defined benefit plans, with a distinction made between unfunded and funded plans.

The pension provisions for defined benefit plans are determined in accordance with IAS 19 (Employee Benefits) using the internationally accepted projected unit credit method, under which the future obligations are measured on the basis of the ratable benefit entitlements earned as of the balance sheet date. Measurement reflects assumptions as to trends in the relevant variables affecting the level of benefits. All defined benefit plans require actuarial calculations.

Owing to their benefit character, in particular the obligations of the US Group companies in respect of post-employment medical care are also carried under provisions for pensions and other post-employment benefits. These post-employment benefit provisions take into account the expected long-term rise in the cost of healthcare.

Since 1996, the occupational pension arrangements of the Volkswagen Group in Germany have been based on a specially developed pension model classified as a defined benefit plan under IAS 19. With effect from January 1, 2001, this model was further developed into a pension fund, with the annual remuneration-linked contributions being invested in funds by VW Pension Trust e.V. By investing in funds, this model offers an opportunity for increasing benefit entitlements, while at the same time fully safeguarding

them. For this reason, almost all Group companies in Germany have now joined the fund. Since the fund investments held by the trust meet the criteria of IAS 19 for classification as plan assets, they are deducted from the obligation.

The following amounts were recognized in the income statement for defined benefit plans:

€ million	Dec. 31, 2004	Dec. 31, 2003
Present value of funded obligations	2,455	1,970
Fair value of plan assets	–2,068	–1,522
Deficit/surplus	387	448
Present value of unfunded obligations	12,169	10,983
Unrecognized actuarial losses	–1,703	–937
Unrecognized past service cost	–31	25
Amount not recognized as an asset because of the limit in IAS 19	33	28
Net liability recognized in the balance sheet	**10,855**	**10,547**

The net liability recognized in the balance sheet is included in the following items:

€ million	Dec. 31, 2004	Dec. 31, 2003
Provisions for pensions and other post-employment benefits	10,930	10,618
Other assets	–75	–71
Net liability recognized in the balance sheet	**10,855**	**10,547**

Actuarial gains or losses arise from changes in the number of beneficiaries and differences between actual trends (e.g. in income and pension increases or changes in interest rates) and the assumptions on which calculations were based. In accordance with IAS 19, this amount is allocated over the expected average remaining working lives of the employees and recognized as appropriate in the balance sheet and income statement if the unrecognized actuarial gains or losses at the beginning of the fiscal year exceed 10% of the higher of the defined benefit obligation or the fair value of the plan assets at the beginning of the fiscal year.

Where the foreign Group companies provide collateral for obligations, this mainly takes the form of real estate, shares and fixed-income securities. These do not include any financial instruments issued by companies of the Volkswagen Group, or any investment property used by Group companies.

Pensions amounting to €457 million (previous year: €433 million) were paid in the fiscal year.

The following amounts were recognized in the income statement:

€ million	2004	2003
Current service cost	391	360
Interest cost	742	704
Expected return on plan assets	–125	–90
Net actuarial gains and losses recognized for the year	22	30
Past service cost	19	–11
Losses/gains on curtailment and settlement	–14	–5
Total income and expenses recognized in the income statement	**1,035**	**988**

The above amounts are generally included in the personnel costs of the functions. Interest cost on pension provisions is carried under Other financial result (note 6).

Investment of the plan assets to cover future pension obligations resulted in actual gains in the amount of €172 million (previous year: €206 million).

The net liability recognized in the balance sheet has changed as follows:

€ million	2004	2003
Net liability recognized in the balance sheet at January 1	**10,547**	**10,203**
Changes in consolidated Group (new pension plans)	–24	35
Net expense recognized in the income statement	1,035	988
Benefit payments from corporate assets and contributions to funds	–695	–644
Other changes	6	–18
Foreign exchange differences	–14	–17
Net liability recognized in the balance sheet at December 31	**10,855**	**10,547**

Calculation of the pension provisions was based on the following assumptions:

in %	2004	Germany 2003	2004	Abroad 2003
Discount rate at December 31	5.00	5.75	3.83–11.00	3.00–6.25
Expected return on plan assets at December 31	5.75	6.75	4.20–11.00	5.00–8.50
Future salary increases	1.75	2.75	1.00–6.50	1.50–5.00
Future pension increases	1.50	1.50–3.64	2.00–5.00	2.00–2.80
Employee turnover rate	1.40	1.40	1.75–9.00	1.13–7.70
Annual increase in healthcare costs	–	–	3.00–7.50	5.50–7.00

> 27 NONCURRENT AND CURRENT OTHER PROVISIONS

€ million	Obligations arising from sales	Employee expenses	Other provisions	Total
Balance at January 1, 2003	**6,790**	**1,841**	**2,007**	**10,638**
Foreign exchange differences	–239	–30	–62	–331
Changes in Group structure	3	6	13	22
Utilized	–3,499	–810	–741	–5,050
Additions new provisions	4,189	958	1,041	6,188
Interest cost	141	0	6	147
Reversals	–547	–43	–210	–800
Balance at January 1, 2004	**6,838**	**1,922**	**2,054**	**10,814**
Foreign exchange differences	–61	–7	–20	–88
Changes in Group structure	0	0	0	0
Utilized	–3,485	–683	–736	–4,904
Additions new provisions	4,649	741	1,164	6,554
Interest cost	84	8	4	96
Reversals	–613	–43	–279	–935
Balance at December 31, 2004	**7,412**	**1,938**	**2,187**	**11,537**

The obligations arising from sales contain provisions covering all risks relating to the sale of vehicles, components and genuine parts through to the disposal of end-of-life vehicles. They primarily comprise warranty claims, calculated on the basis of losses to date and estimated future losses. They also include provisions for discounts, bonuses and similar allowances incurred after the balance sheet date, but for which there is a legal or constructive obligation attributable to sales revenue before the balance sheet date.

Provisions for employee expenses are recognized for long-service awards, time credits, the part-time scheme for employees near to retirement, severance payments and similar obligations, among other things.

Other provisions relate to a wide range of identifiable risks and uncertain obligations and are measured in the amount of the expected settlement value. 52% of the other provisions are expected to result in cash outflows in the following year, 35% between 2006 and 2009, and 13% thereafter.

> 28 TRADE PAYABLES

€ million	Dec. 31, 2004	Dec. 31, 2003
Trade payables to		
third parties	7,290	7,645
subsidiaries	50	39
joint ventures	77	78
associates	9	51
other companies in which an investment is held	8	9
	7,434	**7,822**

Fair values do not differ materially from the recognized carrying amounts.

OTHER DISCLOSURES

> 29 CASH FLOW STATEMENT

The cash and cash equivalents contained in the cash flow statement comprise only cash and cash equivalents reported in the balance sheet.

Cash flows are presented in the cash flow statement classified into cash flows from operating activities, investing activities and financing activities, irrespective of the format of the balance sheet.

Cash flows from operating activities are derived indirectly from profit before tax. Profit before tax is adjusted to eliminate noncash expenses (mainly depreciation and amortization) and income. This results in cash flows from operating activities after accounting for changes in working capital.

Investing activities include additions to property, plant and equipment, and noncurrent financial assets, as well as to capitalized development costs. The changes in leasing and rental assets and in financial services receivables are also included here.

Financing activities include outflows of funds from dividend payments and redemption of bonds, as well as inflows from the issue of bonds and changes in other financial liabilities.

The changes in balance sheet items used for the cash flow statement cannot be derived directly from the balance sheet, as the effects of currency translation and changes in the consolidated Group are noncash transactions and are therefore eliminated.

In 2004, cash flows from operating activities include interest received amounting to €3,408 million and interest paid amounting to €2,335 million. In addition, the share of profits and losses of Group companies accounted for using the equity method (note 5) includes dividends amounting to €310 million.

> 30 FINANCIAL INSTRUMENTS

1. Hedging policy and financial derivatives

During the course of its operating and financing activities, the Volkswagen Group is specifically exposed to fluctuations in exchange rates and interest rates. Corporate policy is to eliminate or limit such risk by means of hedging. All hedging transactions are coordinated or executed centrally by Group Treasury.

2. Hedging rules

General rules apply to the Group-wide foreign currency and interest rate hedging policy; these are oriented on the "Minimum Requirements for the Performance of Trading Transactions by Credit Institutions" issued by the Federal Financial Supervisory Authority.

Counterparties in these financial transactions are prime-rated national and international banks, whose creditworthiness is continuously assessed by the leading rating agencies.

2.1 Foreign currency risk

Currency forwards, currency options and cross-currency swaps are used to hedge against foreign currency risk. These transactions relate to the exchange rate hedging of all cash flows denominated in foreign currencies arising from operating activities (in particular sales revenue), as well as to matching currencies for financing transactions.

The Volkswagen Group hedges planned sales revenues and materials purchases denominated in foreign currencies on a net basis, depending on market estimates, over a period of up to 24 months by means of currency forwards and options. In 2004, hedging related primarily to the US dollar and sterling. Hedging against the Swiss franc, the Japanese yen and the Swedish krone was also a priority.

2.2 Interest rate risk

Interest rate risk – i.e. possible fluctuations in the value of a financial instrument due to changes in market interest rates – primarily affects medium- and long-term fixed-interest receivables and liabilities. Interest rate swaps, cross-currency swaps and other types of interest rate contracts are entered into to hedge against this risk, depending on market conditions.

If funds are extended to subsidiaries within the Volkswagen Group, they are structured to match their refinancing.

2.3 Commodity risk

The Volkswagen Group is exposed to commodity risks relating to availability and possible price fluctuations in the market. It limits or eliminates these risks by entering into commodity futures transactions. The commodities aluminum and copper, as well as the precious metals platinum, rhodium and palladium, are extensively hedged over periods of up to 48 months.

NOTIONAL AMOUNT OF DERIVATIVES

€ million	Remaining term under one year	within one to five years	over five years	Notional amount Total Dec. 31, 2004	Notional amount Total Dec. 31, 2003
Interest rate swaps	6,819	23,918	7,050	37,787	29,381
Interest rate option contracts	–	500	–	500	1,750
Cross-currency swaps	2,660	2,525	119	5,304	4,064
Currency forwards	5,635	484	–	6,119	7,736
Currency options	1,316	–	–	1,316	1,584
Currency swaps	1,952	1	–	1,953	1,281
Commodity futures contracts	184	317	–	501	–

The fair values of the derivatives are estimated using market data at the balance sheet date as well as by appropriate valuation techniques. Discounting as of December 31, 2004 was based on the following term structures:

in %	EUR	USD	GBP	JPY	CAD
Interest rate for six months	2.210	2.770	4.730	0.000	2.560
Interest rate for one year	2.380	3.090	4.740	0.010	2.700
Interest rate for five years	3.158	3.997	4.833	0.669	3.887
Interest rate for ten years	3.740	4.636	4.833	1.474	4.631

3. Liquidity risk

A liquidity forecast with a fixed planning horizon, unused lines of credit and globally available debt issuance programs within the Volkswagen Group safeguard liquidity at all times.

4. Risk of default

The risk of default arising from financial assets involves the risk of default by a counterparty, and therefore at most in the amount of the positive fair values receivable from them. The risk arising from primary financial instruments is accounted for by recognizing bad debt losses. Since derivatives are only entered into with prime-rated banks, and the risk management system imposes trading limits per partner, the actual risk of default is negligible.

> 31 CONTINGENT LIABILITIES

€ million	Dec. 31, 2004	Dec. 31, 2003
Liabilities from guarantees	95	256
Liabilities from warranty contracts	110	90
Pledges on company assets as security for third-party liabilities	5	4
Other contingent liabilities	76	78
	286	**428**

The trust assets and liabilities of the savings and trust entities belonging to the South American subsidiaries not included on the consolidated balance sheet amount to €565.6 million (previous year: €510 million).

In the course of the acquisition of a 100% equity interest in LeasePlan Corporation N.V., Amsterdam, and the subsequent sale of 50% of the shares to two co-investors, Volkswagen AG reached an agreement with the co-investors on put options entitling these investors to sell their shares to Volkswagen AG. These put options can be exercised (a) at any time or (b) under certain conditions within a fixed period. The price of the shares should be the higher of (a) the fair value of the shares as calculated by an expert using a standard valuation method and (b) the co-investors' initial investment.

Based on the current state of knowledge, no value can be attributed to the put option.

> 32 LITIGATION

Neither Volkswagen AG nor any of its Group companies is party to any legal or arbitration proceedings that may have a material effect on the economic position of the Group, or has had such an effect within the last two years. Nor are any such proceedings foreseeable. Appropriate provisions are established by the Group company concerned for any potential costs arising from other legal or arbitration proceedings pending, or the company has adequate insurance cover.

> 33 OTHER FINANCIAL OBLIGATIONS

€ million	Payable 2005	Payable 2006–2009	Payable from 2010	Total Dec. 31, 2004	Total Dec. 31, 2003
Purchase commitments in respect of					
property, plant and equipment	1,331	272	–	1,603	1,895
intangible assets	118	19	–	137	58
investment property	–	–	–	–	38
Obligations from					
agreed loans	130	–	–	130	527
long-term leasing and rental contracts	299	593	885	1,777	917
Other financial obligations	121	20	4	145	152

> 34 TOTAL EXPENSE FOR THE PERIOD

€ million	2004	2003
Cost of materials		
Cost of raw materials, consumables and supplies, purchased merchandise and services	**59,171**	**53,849**
Personnel expenses		
Wages and salaries	11,337	11,182
Social security and other pension costs	2,723	2,696
	14,060	**13,878**

> 35 AVERAGE NUMBER OF EMPLOYEES DURING THE YEAR

	2004	2003
Performance-related wage-earners	165,729	161,585
Time-rate wage-earners	48,970	49,495
Salaried staff	98,374	96,041
	313,073	**307,121**
Apprentices	8,017	7,588
	321,090	**314,709**
Vehicle-producing investments not fully consolidated	21,926	20,164
	343,016	**334,873**

> 36 SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE

There were no significant events up to February 24, 2005.

> 37 RELATED PARTY DISCLOSURES IN ACCORDANCE WITH IAS 24

Related parties as defined by IAS 24 are parties that the reporting enterprise has the ability to control or over which it can exercise significant influence, or parties that have the ability to control or exercise significant influence over the reporting enterprise.

The State of Lower Saxony holds 18.2% of the voting rights of Volkswagen AG and is represented by two delegate members on the Supervisory Board. Transactions with private companies owned by the State of Lower Saxony are conducted on an arm's length basis.

All business relationships with non-consolidated subsidiaries, joint ventures and associates are transacted on an arm's length basis.

Members of the Board of Management and Supervisory Board of Volkswagen AG are members of supervisory and management boards of other companies with which Volkswagen AG has relations in the normal course of business. All transactions with these companies are conducted on an arm's length basis.

The majority of the supplies and services transacted between fully consolidated member companies of the Volkswagen Group and related parties (non-consolidated subsidiaries, joint ventures and associates) are presented in the following table:

RELATED COMPANIES

	interest	Supplies and services rendered		Supplies and services received	
€ million	in %	2004	2003	2004	2003
FAW-Volkswagen Automotive Company, Ltd., Changchun	40	1,787	1,682	1	7
Shanghai-Volkswagen Automotive Company Ltd., Shanghai	50	1,059	1,214	2	1
YANASE Audi Sales Company Ltd., Tokyo	33	142	123	23	22
Volkswagen Coaching Gesellschaft mbH, Wolfsburg	100	107	100	140	138
Wolfsburg AG, Wolfsburg	50	15	2	93	62
IAV GmbH Ingenieurgesellschaft Auto und Verkehr, Berlin	50	6	2	156	164
Volkswagen Bordnetze GmbH, Wolfsburg	50	0	0	372	326
Volkswagen Dogus Tüketici Finansmani, Maslak-Istanbul	51	0	0	0	0

	interest	Receivables from		Payables to	
€ million	in %	2004	2003	2004	2003
FAW-Volkswagen Automotive Company, Ltd., Changchun	40	407	201	31	3
Shanghai-Volkswagen Automotive Company Ltd., Shanghai	50	391	84	9	3
YANASE Audi Sales Company Ltd., Tokyo	33	61	43	5	0
Volkswagen Coaching Gesellschaft mbH, Wolfsburg	100	9	9	31	26
Wolfsburg AG, Wolfsburg	50	6	7	10	27
IAV GmbH Ingenieurgesellschaft Auto und Verkehr, Berlin	50	0	0	63	44
Volkswagen Bordnetze GmbH, Wolfsburg	50	0	0	41	42
Volkswagen Dogus Tüketici Finansmani, Maslak-Istanbul	51	176	0	0	0

GERMAN CORPORATE GOVERNANCE CODE

On November 12, 2004 the Board of Management and Supervisory Board of Volkswagen AG issued their declaration of conformity with the "German Corporate Governance Code" as required by section 161 of the German Stock Corporation Act. The declaration was published for the benefit of the shareholders of Volkswagen AG on its website at www.volkswagen-ir.de.

On December 6, 2004 the Board of Management and Supervisory Board of AUDI AG likewise issued their declaration of conformity with the "German Corporate Governance Code" and published it for the benefit of shareholders on its website at www.audi.de.

REMUNERATION OF THE BOARD OF MANAGEMENT AND OF THE SUPERVISORY BOARD

The remuneration of the members of the Board of Management conforms to the requirements of the German Stock Corporation Act as well as to the recommendations and, to a large extent, the suggestions set out in the "German Corporate Governance Code". At its meeting on November 12, 2004 the Supervisory Board dealt with and confirmed the remuneration system in accordance with section 4.2.2 of the "German Corporate Governance Code". Total remuneration comprises fixed and variable components. The remuneration of the members of the Board of Management for fiscal year 2004 amounted to €11,614,837 (previous year: €13,835,090).

The fixed components of the package ensure a basic level of remuneration enabling the members of the Board of Management to perform their duties in the interests of the Company and to fulfill their obligation to act with proper business prudence without needing to focus on merely short-term performance targets. On the other hand, variable components, dependent among other criteria on the financial performance of the Company, serve to balance the interests of the Board of Management and the other interest groups.

The amount of fixed remuneration paid to the members of the Board of Management in fiscal year 2004 amounted to €4,214,837 (previous year: €4,872,840). The fixed remuneration also includes differing levels of fixed non-cash benefits, in particular in respect of use of company cars.

Each member of the Board of Management is paid an additional annual variable amount. The variable remuneration contains annually recurring components tied to the business success of the Company. It is primarily oriented on the results achieved and the financial position of the Company. The level of this variable remuneration paid to members of the Board of Management in fiscal year 2004 amounted to €7,400,000 (previous year €8,962,250).

The remuneration of the Chairman of the Board of Management for fiscal year 2004 amounts to €2,631,479 in total and comprises fixed remuneration of €831,479 (including non-cash benefits, in particular in respect of use of company cars) and an additional annual variable amount for fiscal year 2004 of €1,800,000.

The inclusion of one-time variable components tied to business performance in the remuneration of management continues to be debated in some detail in professional circles. Consequently, Volkswagen AG will not be implementing this recommendation, but will await the outcome of the discussions.

Stock options serve as variable components of remuneration providing long-term incentives. They are linked to the development of the price of Volkswagen ordinary shares. As part of the sixth tranche of the stock option plan implemented in fiscal year 2004, each member of the Board of Management was entitled to subscribe for a maximum of 500 non-transferable convertible bonds at a price of €2.56 per bond, conveying the right to acquire a maximum of 5,000 ordinary shares. The precondition for participation in this stock option plan was a contribution of between €5,000 and €25,000 in Time Assets, depending on the number of convertible bonds being acquired. The stock option plan is essentially structured as follows: the basis for determining the conversion price (base conversion price) of a tranche is the average Xetra closing price of Volkswagen ordinary shares on the five trading days prior to the respective decision on the issue of convertible bonds. Conversion is possible for the first time after a lock-up period of 24 months, and then for a period of five years as from the date of issue of the convertible bonds. The conversion price is initially set at 110% of the base conversion price, and will then increase by five percentage points each year. The members of the Board of Management may exercise their conversion rights only three times a year, within four-week windows beginning on public reporting dates of Volkswagen AG. The stock option plan is thus based on demanding, relevant comparative parameters as set out in the "German Corporate Governance Code". Further details are contained in the agenda of the Annual General Meeting held on April 16, 2002, at which the authorization to implement the stock option plan was given. The details of the stock option plan are explained in note 22 Equity.

The stock option plan is designed to provide the members of the Board of Management – like all other employees – with an element of their total remuneration package oriented on an increase in share price. In this way, it aims to enhance the value of the company and contribute to its ability to add value. Furthermore, the stock option plan is also a commonly employed instrument in recruiting and assuring the long-term loyalty of members of the Board of Management. There is no possibility of subsequently modifying the performance targets or comparative parameters underlying the stock option plan. Inappropriate levels of payment arising from the stock options are not to be expected, because of their link to the development of the price of Volkswagen ordinary shares and the limitation of the number of stock options

in each tranche. As recommended by the "German Corporate Governance Code", the Supervisory Board is willing to establish a cap on such payments in consultation with the members of the Board of Management in the event of extraordinarily high unforeseen increases.

As part of the sixth tranche of the stock option plan, the members of the Board of Management subscribed for a total of 3,500 of the convertible bonds described above in fiscal year 2004. As of December 31, 2004 the members of the Board of Management were entitled to acquire 210,000 ordinary shares of Volkswagen AG, subject to the conditions for conversion being met. The value of these stock options as of December 31, 2004 amounted to €219,650. This calculation is based on a binomial model that takes into account all parameters of the stock option plan.

The Chairman of the Board of Management subscribed for 500 convertible bonds in the sixth tranche of the stock option plan of Volkswagen AG worth €15,000. As of December 31, 2004 he was entitled to acquire 2,500 ordinary shares of Volkswagen AG, subject to the conditions for conversion being met.

Members of the Board of Management are entitled to pension and disability payments subject to certain preconditions. On December 31, 2004 the pension provisions for members of the Board of Management amounted to €18,169,549.

Retired members of the Board of Management and their surviving dependents received €9,842,143 (previous year: €9,268,130). Provisions for pensions for this group of people were recorded in the amount of €84,391,688 (previous year: €85,109,533).

The remuneration of the members of the Supervisory Board of Volkswagen AG amounts to €2,143,500 (previous year: €2,156,575) and is dependent on the dividend to be paid for fiscal year 2004. It breaks down as follows: a total of €231,000 (previous year: €246,783) in fixed components and a total of €1,912,500 (previous year: €1,909,792) in variable components, in line with the provisions of the Articles of Association prevailing at the time.

In accordance with article 18 of the Articles of Association, the Chairman of the Supervisory Board receives fixed remuneration for fiscal year 2004 of €22,000 (including fees for attendance at meetings) and variable remuneration of €225,000 based on the proposed dividend of €1.05 per ordinary share.

Loans of €62,500 have been granted to members of the Supervisory Board (amount redeemed in 2004: €15,777). The loans bear interest at a rate of 4.0% and have an agreed term of up to 12.5 years.

Wolfsburg, February 24, 2005

Volkswagen Aktiengesellschaft
The Board of Management

AUTOMOTIVE DIVISION

Name, location	Equity interest in %
Volkswagen AG, Wolfsburg	
Volkswagen Sachsen GmbH, Zwickau	100.00
Volkswagen Bruxelles S.A., Brussels/Belgium	100.00
VOLKSWAGEN SLOVAKIA, a.s., Bratislava/Slovak Republic	100.00
SITECH Sitztechnik GmbH, Wolfsburg	100.00
Volkswagen Navarra, S.A., Arazuri (Navarra)/Spain	100.00
AUTOEUROPA-AUTOMÓVEIS LDA., Palmela/Portugal	100.00
Volkswagen Motor Polska Sp. z o.o., Polkowice/Poland	100.00
Volkswagen-Audi España, S.A., El Prat de Llobregat (Barcelona)/Spain	100.00
Volkswagen Original Teile Logistik GmbH & Co. KG, Baunatal	52.13
VOLKSWAGEN Group United Kingdom Ltd., Milton Keynes/United Kingdom	100.00
Groupe VOLKSWAGEN France s.a., Villers-Cotterêts/France	100.00
Volkswagen Transport GmbH & Co. OHG, Wolfsburg	100.00
VW Kraftwerk GmbH, Wolfsburg	100.00
Automobilmanufaktur Dresden GmbH, Dresden	100.00
Volkswagen Poznan Sp. z o.o., Poznan/Poland	100.00
Svenska Volkswagen Aktiebolag, Södertälje/Sweden	100.00
Auto 5000 GmbH, Wolfsburg	100.00
VOLKSWAGEN OF AMERICA, INC., Auburn Hills, Michigan/USA	100.00
Volkswagen Canada Inc., Ajax, Ontario/Canada	100.00
VOLKSWAGEN Group Japan K.K., Toyohashi/Japan	100.00
Volkswagen Tokyo K.K., Tokyo/Japan	100.00
VOLKSWAGEN GROUP AUSTRALIA PTY LTD., Sydney/Australia	100.00
AUDI AG, Ingolstadt	99.14
AUDI HUNGARIA MOTOR Kft., Györ/Hungary	100.00
COSWORTH TECHNOLOGY LIMITED, Northampton/United Kingdom	100.00
Automobili Lamborghini Holding S.p.A., Sant'Agata Bolognese/Italy	100.00
AUTOGERMA S.p.A., Verona/Italy	100.00
Audi Japan K.K., Tokyo/Japan	100.00
SEAT, S.A., Barcelona/Spain	100.00
Seat Deutschland GmbH, Mörfelden-Walldorf	100.00
Gearbox del Prat, S.A., El Prat de Llobregat (Barcelona)/Spain	100.00

AUTOMOTIVE DIVISION

Name, location	Equity interest in %
ŠKODA AUTO a.s., Mladá Boleslav/Czech Republic	100.00
ŠkodaAuto Deutschland GmbH, Weiterstadt	100.00
ŠKODA AUTO Slovensko s.r.o., Bratislava/Slovak Republic	100.00
ŠKODA AUTO Polska, S.A., Poznan/Poland	51.00
BENTLEY MOTORS LIMITED, Crewe/United Kingdom	100.00
Volkswagen de Mexico, S.A. de C.V., Puebla/Pue./Mexico	100.00
Volkswagen Argentina S.A., Buenos Aires/Argentina	100.00
Volkswagen do Brasil Ltda. – Industria de Veiculos Automotores, São Bernardo do Campo, SP/Brazil	100,00
Volkswagen of South Africa (Pty.) Ltd., Uitenhage/South Africa	100.00
Shanghai-Volkswagen Automotive Company Ltd., Shanghai/P.R. China[1]	50.00
FAW-Volkswagen Automotive Company, Ltd., Changchun/P.R. China[1]	40.00
Volkswagen (China) Investment Company Ltd., Beijing/P.R. China	100.00
Coordination Center Volkswagen SCS, Brussels/Belgium	100.00
Volkswagen International Finance N.V., Amsterdam/The Netherlands	100.00
Volkswagen Investments Ltd., Dublin/Ireland	100.00
gedas group, Berlin	100.00
VW Versicherungsvermittlungs-GmbH, Wolfsburg	100.00
SCANIA Aktiebolag, Södertälje/Sweden[2]	18.70

FINANCIAL SERVICES DIVISION

Name, location	Equity interest in %
VOLKSWAGEN FINANCIAL SERVICES AG, Braunschweig	100.00
Volkswagen Leasing GmbH, Braunschweig	100.00
Volkswagen Bank GmbH, Braunschweig	100.00
Volkswagen-Versicherungsdienst GmbH, Wolfsburg	100.00
VOLKSWAGEN FINANCE, S.A., Alcobendas (Madrid)/Spain	100.00
Volkswagen Finance S.A., Villers-Cotterêts/France	100.00
FINGERMA S.r.l., Milano/Italy	100.00
Volkswagen Financial Services (UK) Ltd., Milton Keynes/United Kingdom	100.00
Volkswagen Financial Services N.V., Amsterdam/The Netherlands	100.00
Volkswagen Financial Consultant Service K.K., Tokyo/Japan	100.00
VOLKSWAGEN FINANCE JAPAN KK, Tokyo/Japan	100.00
ŠkoFIN s.r.o., Prague/Czech Republic	100.00
Global Mobility Holding B.V., Amsterdam/The Netherlands[1),3)]	50.00
LeasePlan Corporation N.V., Amsterdam/The Netherlands[1)]	–
Volkswagen Pon Financial Services B.V., Amersfoort/The Netherlands[1)]	60.00
VW CREDIT, INC., Auburn Hills, Michigan/USA	100.00
Volkswagen Financial Services, S.A. de C.V., Puebla/Pue./Mexico	100.00
Financial services companies in Brazil, São Paulo/Brazil	100.00
Financial services companies in Argentina, Buenos Aires/Argentina	100.00
Europcar International S.A.S.U., Guyancourt/France	100.00
EUROPCAR INTERNATIONAL S.A. und Co. OHG, Hamburg	100.00
EUROPCAR ITALIA S.p.A., Rome/Italy	100.00
EUROPCAR IB, S.A., Madrid/Spain	100.00

[1)] Joint ventures are accounted for using the equity method.

[2)] The interest in SCANIA conveys 34.0% of the voting rights and thus differs from the equity interest. The company is accounted for using the equity method.

[3)] Global Mobility Holding B.V., Amsterdam, holds all shares of LeasePlan Corporation N.V., Amsterdam.

On completion of our audit, we issued the following unqualified auditors' report dated February 24, 2005:

"Auditors' report

We have audited the consolidated financial statements of VOLKSWAGEN AKTIENGESELLSCHAFT, Wolfsburg, consisting of the income statement, the balance sheet and the statements of changes in equity and cash flows as well as the notes to the financial statements, for the fiscal year January 1 to December 31, 2004. The preparation and the content of the consolidated financial statements in accordance with the International Financial Reporting Standards issued by the IASB (IFRSs) are the responsibility of the Company's Board of Management. Our responsibility is to express an opinion, based on our audit, whether the consolidated financial statements are in accordance with IFRSs. We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Board of Management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion. In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of

operations and cash flows of the Group for the fiscal year in accordance with IFRSs. Our audit, which also extends to the Group management report prepared by the Board of Management for the fiscal year January 1 to December 31, 2004, has not led to any reservations. In our opinion, on the whole the Group management report together with the other information in the consolidated financial statements provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the Group management report for the fiscal year January 1 to December 31, 2004 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law."

Hanover, February 24, 2005

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Winkeljohann	Gadesmann
Wirtschaftsprüfer	Wirtschaftsprüfer

APPOINTMENTS OF MEMBERS OF THE BOARD OF MANAGEMENT

AT DECEMBER 31, 2004

DR.-ING. E.H.
BERND PISCHETSRIEDER (57)
Chairman (since April 17, 2002)
Group Quality, Research and Development
July 1, 2000*

Appointments:
- ■ Dresdner Bank AG, Frankfurt am Main
- ■ Metro AG, Düsseldorf
- ■ Münchener Rückversicherungs-Gesellschaft AG, Munich
- ▲ Tetra Laval Group, Pully, Board Member

FRANCISCO JAVIER
GARCIA SANZ (47)
Procurement
July 1, 2001*

DR. RER. POL. H.C.
PETER HARTZ (63)
Human Resources
October 1, 1993*

DR. JUR. JENS NEUMANN (59)
Group Strategy, Treasury, Legal Matters, Organization
January 1, 1993 – December 31, 2004*

Appointments:
- ■ ESSO Deutschland GmbH, Hamburg
- ■ ExxonMobil Central Europe Holding GmbH, Hamburg
- ■ Frankfurter Versicherungs-AG, Frankfurt am Main
- ■ Hapag-Lloyd AG, Hamburg
- ■ ING BHF-Bank AG, Frankfurt am Main
- ■ ING BHF Holding AG, Frankfurt am Main

HANS DIETER PÖTSCH (53)
Finance and Controlling (since September 5, 2003)
January 1, 2003*

Appointments:
- ■ Allianz Versicherungs-AG, Munich
- ■ BASF AG, Ludwigshafen
- ■ Bizerba GmbH & Co. KG, Balingen

PROF. DR.-ING. H.C. MULT.
FOLKER WEIẞGERBER (63)
Production
March 1, 2001*

PROF. DR. RER. NAT.
MARTIN WINTERKORN (57)
Chairman of the Board of Management of AUDI AG
July 1, 2000*

Appointments:
- ■ FC Bayern München AG, Munich
- ■ Infineon Technologies AG, Munich
- ■ Salzgitter AG, Salzgitter
- ■ TÜV Süddeutschland Holding AG, Munich

As part of their duty to manage and supervise the Group's business, the members of the Board of Management hold other offices on the supervisory boards of consolidated Group companies and other significant investees.

■ Membership of statutory supervisory boards in Germany.
▲ Comparable appointments in Germany and abroad.

* The date signifies the beginning or period of membership of the Board of Management.

APPOINTMENTS OF MEMBERS OF THE SUPERVISORY BOARD

AT DECEMBER 31, 2004

HON.-PROF. DR. TECHN. H.C. DIPL.-ING. ETH FERDINAND K. PIËCH (67)
Chairman
April 16, 2002*

Appointments:
- ■ Dr. Ing. h.c. F. Porsche AG, Stuttgart
- ▲ Porsche Ges.m.b.H, Salzburg
- ▲ Porsche Holding GmbH, Salzburg

JÜRGEN PETERS (60)
Deputy Chairman
1st Chairman of Industriegewerkschaft Metall (IG Metall – German Metalworkers' Union)
November 1, 2003*

Appointments:
- ■ Mannesmannröhren-Werke AG, Mülheim an der Ruhr (Dep. Chairman)

ANDREAS BLECHNER (47)
Chairman of the Works Council at the Volkswagen AG Salzgitter plant
April 16, 2002*

DR. JUR. GERHARD CROMME (61)
Chairman of the Supervisory Board of ThyssenKrupp AG
June 19, 1997*

Appointments:
- ■ Allianz AG, Munich
- ■ Axel Springer AG, Berlin
- ■ Deutsche Lufthansa AG, Cologne
- ■ E.ON AG, Düsseldorf
- ■ E.ON Ruhrgas AG, Essen
- ■ Hochtief AG, Essen
- ■ Siemens AG, Munich
- ■ ThyssenKrupp AG, Düsseldorf (Chairman)
- ▲ BNP Paribas S.A., Paris
- ▲ Suez S.A., Paris

ELKE ELLER (42)
Industriegewerkschaft Metall (IG Metall – German Metalworkers' Union)
Head of Political Planning
August 20, 2001*

Appointments:
- ■ DASA DaimlerChrysler Aerospace AG, Munich
- ■ ThyssenKrupp Nirosta GmbH, Krefeld
- ■ ThyssenKrupp Stainless GmbH, Duisburg

DR. JUR. MICHAEL FRENZEL (57)
Chairman of the Board of Management of TUI AG
June 07, 2001*

Appointments:
- ■ AXA Group AG, Cologne
- ■ Continental AG, Hanover
- ■ Deutsche Bahn AG, Berlin (Chairman)
- ■ E.ON Energie AG, Munich
- ■ ING BHF-Bank AG, Frankfurt am Main
- ■ ING BHF Holding AG, Frankfurt am Main
- ● Hapag-Lloyd AG, Hamburg (Chairman)
- ● Hapag-Lloyd Flug GmbH, Hanover (Chairman)
- ● TUI Beteiligungs AG, Hamburg
- ● TUI Deutschland GmbH, Hanover (Chairman)
- ▲ Norddeutsche Landesbank, Hanover
- ▲ Preussag North America, Inc., Greenwich (Chairman)
- ▲ TUI China Travel Co. Ltd., Beijing

DR. JUR. HANS MICHAEL GAUL (62)
Member of the Board of Management of E.ON AG
June 19, 1997*

Appointments:
- ■ Allianz Versicherungs-AG, Munich
- ■ Degussa AG, Düsseldorf
- ■ DKV Deutsche Krankenversicherung AG, Cologne
- ■ RAG Aktiengesellschaft, Essen
- ■ STEAG AG, Essen
- ● Viterra AG, Essen (Chairman)
- ● E.ON Energie AG, Munich
- ● E.ON Ruhrgas AG, Essen
- ▲ E.ON Nordic AB, Malmö
- ▲ Sydkraft AB, Malmö

■ Membership of statutory supervisory boards in Germany.
● Group appointments to statutory supervisory boards.
▲ Comparable appointments in Germany and abroad.

* The date signifies the beginning or period of membership of the Supervisory Board.

WALTER HIRCHE (63)
Minister of Economic Affairs, Labour and Transport for the Federal State of Lower Saxony
April 8, 2003*

Appointments:
- ■ Deutsche Messe AG, Hanover (Chairman)

GERHARD KAKALICK (58)
Chairman of the Works Council at the Volkswagen AG Kassel plant
June 3, 1993 – December 31, 2004*

Appointments:
- ▲ Volkswagen Coaching GmbH, Wolfsburg

OLAF KUNZ (45)
Member of the Executive Committee of IG Metall with responsibility for Operational and Codetermination Policy
April 16, 2002*

Appointments:
- ■ Bosch Sicherheitssysteme GmbH, Stuttgart
- ■ Volkswagen Original Teile Logistik Beteiligungs-GmbH, Baunatal

GÜNTER LENZ (45)
Chairman of the Works Council for the Commercial Vehicles Business Line
July 1, 1999*

Appointments:
- ■ Auto 5000 GmbH, Wolfsburg

DR. JUR. KLAUS LIESEN (73)
Honorary Chairman of the Supervisory Board of E.ON Ruhrgas AG
July 2, 1987*

Appointments:
- ■ E.ON AG, Düsseldorf
- ■ TUI AG, Hanover

XAVER MEIER (60)
Chairman of the General Works Council of AUDI AG
July 1, 1999*

Appointments:
- ■ AUDI AG, Ingolstadt (Dep. Chairman)
- ▲ BRG-Jahreswagenvermittlung e.G., Ingolstadt

ULRICH NEß (61)
Chairman of the Board of Management of Volkswagen Management Association (VMA)
July 1, 2004*

ROLAND OETKER (55)
President of Deutsche Schutzvereinigung für Wertpapierbesitz e.V.
June 19, 1997*

Appointments:
- ■ Degussa AG, Düsseldorf
- ■ IKB Deutsche Industriebank AG, Düsseldorf
- ■ Mulligan BioCapital AG, Hamburg (Chairman)
- ■ Deutsche Post AG, Bonn
- ▲ Dr. August Oetker KG-Gruppe, Bielefeld
- ▲ Scottish Widows Pan European Smaller Companies OEIC, London

DR. JUR. DR.-ING. E.H. HEINRICH V. PIERER (64)
Chairman of the Board of Management of Siemens AG (until January 27, 2005)
Chairman of the Supervisory Board of Siemens AG (since January 27, 2005)
June 27, 1996*

Appointments:
- ■ Bayer AG, Leverkusen
- ■ Hochtief AG, Essen
- ■ Münchener Rückversicherungs-Gesellschaft AG, Munich
- ● Siemens AG, Austria

THE LORD DAVID SIMON OF HIGHBURY, CBE (65)

April 16, 2002*

Appointments:

- ▲ Advisory Director, Morgan Stanley International Ltd., London
- ▲ Director, Suez Group, Paris
- ▲ Director, Unilever plc., London
- ▲ Director, Unilever N.V., Rotterdam

BERND SUDHOLT (58)

Managing Director of VfL Wolfsburg-Fußball GmbH

July 2, 1992 – December 31, 2004*

Appointments:

- ■ Wolfsburg AG, Wolfsburg
- ▲ Neuland Wohnungsgesellschaft mbH, Wolfsburg (Chairman)

DR. RER. POL. H.C. KLAUS VOLKERT (62)

Chairman of the Group and General Works Councils of Volkswagen AG

July 2, 1990*

Appointments:

- ■ Auto 5000 GmbH, Wolfsburg
- ■ Autostadt GmbH, Wolfsburg
- ■ Wolfsburg AG, Wolfsburg
- ▲ VfL Wolfsburg-Fußball GmbH, Wolfsburg
- ▲ Volkswagen Coaching GmbH, Wolfsburg
- ▲ Volkswagen Immobilien Service GmbH, Wolfsburg

DR. RER. POL. EKKEHARDT WESNER (65)

June 18, 1996 – June 30, 2004*

CHRISTIAN WULFF (45)

Prime Minister for the Federal State of Lower Saxony

April 8, 2003*

COMMITTEES OF THE SUPERVISORY BOARD

Members of the Presidium and Mediation Committee in accordance with section 27(3) of the Mitbestimmungsgesetz (German Codetermination Act)

Hon. Prof. Dr. techn. h. c. Dipl.-Ing. ETH Ferdinand K. Piëch (Chairman)
Jürgen Peters
Dr. rer. pol. h. c. Klaus Volkert
Christian Wulff

Members of the Audit Committee

Dr. jur. Klaus Liesen (Chairman)
Hon. Prof. Dr. techn. h. c. Dipl.-Ing. ETH Ferdinand K. Piëch
Dr. rer. pol. h. c. Klaus Volkert
Bernd Sudholt

■ Membership of statutory supervisory boards in Germany.
● Group appointments to statutory supervisory boards.
▲ Comparable appointments in Germany and abroad.

* The date signifies the beginning or period of membership of the Supervisory Board.

TEN-YEAR REVIEW

GERMAN COMMERCIAL CODE

	1995	1996	1997	1998	1999
Volume Data (thousands)					
Vehicle sales (units)	**3,607**	**3,994**	**4,250**	**4,748**	**4,923**
Germany	937	958	993	1,153	1,104
Abroad	2,670	3,036	3,257	3,595	3,819
Production (units)	**3,595**	**3,977**	**4,291**	**4,823**	**4,853**
Germany	1,526	1,591	1,619	1,983	1,879
Abroad	2,069	2,386	2,672	2,840	2,974
Employees (yearly average)	**257**	**261**	**275**	**294**	**306**
Germany	143	139	144	153	159
Abroad	114	122	131	141	147
Financial Data in € million					
Income Statement					
Sales revenue	**45,055**	**51,192**	**57,901**	**68,637**	**75,167**
Cost of sales	41,261	46,274	51,603	60,111	66,646
Gross profit	**3,794**	**4,918**	**6,298**	**8,526**	**8,521**
Distribution costs	3,624	4,244	4,615	5,515	6,107
Administrative expenses	1,211	1,360	1,422	1,589	1,705
Other operating income less other operating expenses	1,100	883	639	844	732
Financial result	510	811	1,066	949	1,080
Profit before tax	**569**	**1,008**	**1,966**	**3,215**	**2,522**
Income tax expense	397	661	1,270	2,068	1,678
Profit after tax	**172**	**347**	**696**	**1,147**	**844**
Cost of materials	**26,672**	**31,463**	**34,862**	**43,116**	**46,250**
Labour cost	**9,717**	**10,588**	**10,577**	**11,482**	**11,967**
Balance Sheet at December 31					
Noncurrent assets	16,288	18,480	20,204	23,466	28,171
of which leasing and rental assets	5,265	6,196	6,547	7,068	9,058
Current assets	26,572	29,733	31,667	36,473	38,860
Prepayments and deferred charges	128	139	95	63	87
Total assets	**42,988**	**48,352**	**51,966**	**60,002**	**67,118**
Capital and reserves	6,470	6,810	7,322	9,584	10,073
Provisions	16,229	18,420	19,134	20,674	21,569
Liabilities	19,339	21,472	24,022	28,227	33,529
Deferred income	950	1,650	1,488	1,517	1,946
Total equity and liabilities	**42,988**	**48,352**	**51,966**	**60,002**	**67,118**
Capital investments (excluding leasing and rental assets)	**3,509**	**4,470**	**5,033**	**7,114**	**7,537**
Additions to leasing and rental assets	**3,721**	**3,906**	**3,954**	**5,313**	**6,941**
Cash flow	**5,317**	**5,669**	**6,228**	**8,592**	**8,575**

IFRS[1]

	2000[2]	2001[2]	2002[2]	2003[2]	2004
Volume Data (thousands)					
Vehicle sales (units)	**5,165**	**5,107**	**4,996**	**5,016**	**5,143**
Germany	1,019	969	908	916	940
Abroad	4,146	4,138	4,088	4,100	4,203
Production (units)	**5,156**	**5,108**	**5,023**	**5,021**	**5,093**
Germany	1,830	1,886	1,781	1,740	1,832
Abroad	3,326	3,222	3,242	3,281	3,261
Employees (yearly average)	**322**	**324**	**324**	**335**	**343**
Germany	163	167	168	174	179
Abroad	159	157	156	161	164
Financial Data in € million					
Income Statement					
Sales revenue	**81,835**	**87,303**	**85,293**	**84,813**	**88,963**
Cost of sales	68,415	72,779	71,082	74,099	78,440
Gross profit	**13,420**	**14,524**	**14,211**	**10,714**	**10,523**
Distribution expenses	7,080	7,554	7,560	7,846	8,172
Administrative expenses	2,001	2,154	2,155	2,274	2,316
Net other operating income	-315	608	265	1,011	1,585
Operating profit	**4,024**	**5,424**	**4,761**	**1,605**	**1,620**
Financial result	-305	-1,015	-775	-251	-521
Profit before tax	**3,719**	**4,409**	**3,986**	**1,354**	**1,099**
Income tax expense	1,105	1,483	1,389	351	383
Profit after tax	**2,614**	**2,926**	**2,597**	**1,003**	**716**
Cost of materials	**51,268**	**53,437**	**51,606**	**53,849**	**59,171**
Personnel expenses	**12,691**	**13,213**	**13,313**	**13,878**	**14,060**
Balance Sheet at December 31					
Noncurrent assets	52,748	60,803	65,115	67,363	71,581
Current assets	39,817	43,621	43,781	50,783	55,391
Total assets	**92,565**	**104,424**	**108,896**	**118,146**	**126,972**
Equity	21,420	24,048	24,692	23,863	23,957
of which: minority interests	49	53	57	104	92
Noncurrent liabilities	25,275	32,064	39,769	46,270	54,346
Current liabilities	45,870	48,312	44,435	48,013	48,669
Total equity and liabilities	**92,565**	**104,424**	**108,896**	**118,146**	**126,972**
Cash flows from operating activities	**9,210**	**10,038**	**10,460**	**8,371**	**11,494**
Cash flows from investing activities	**14,563**	**15,191**	**16,016**	**15,464**	**15,079**
Cash flows from financing activities	**4,751**	**6,983**	**4,623**	**11,423**	**5,968**

[1] The financial statements prepared in accordance with International Financial Reporting Standards (IFRSs) are not comparable with the German Commercial Code (HGB).

[2] Financial Data restated.

KEY PERFORMANCE INDICATORS BY BUSINESS LINE AND MARKET

VOLUME DATA OF THE AUTOMOTIVE DIVISION

	Deliveries		Vehicle sales		Production	
thousand vehicles*	2004	2003	2004	2003	2004	2003
Volkswagen brand group	3,523	3,526	3,561	3,549	3,509	3,534
Audi brand group	1,223	1,231	1,221	1,217	1,248	1,225
Commercial Vehicles	334	259	360	250	337	262
Total	**5,079**	**5,016**	**5,143**	**5,016**	**5,093**	**5,021**

* All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.

VOLUME DATA OF THE FINANCIAL SERVICES DIVISION

thousand units	2004	2003	%
Outstanding agreements	5,883	5,667	+3.8
Customer finance/leasing	4,225	4,123	+2.5
Services/insurance	1,658	1,544	+7.4

KEY FINANCIAL FIGURES BY BUSINESS LINE

	Sales revenue		Operating profit		Return on sales[1]	
€ million/%	2004	2003[2]	2004	2003[2]	2004	2003[2]
Volkswagen brand group	47,338	45,693	−44	486	−0.1	1.1
Audi brand group	26,646	25,788	1,225	1,106	4.6	4.3
Commercial Vehicles	5,994	4,680	−144	−232	−2.4	−4.9
Remaining companies[3]	275	276	52	43		
Financial Services/Europcar	8,710	8,376	926	894	10.6	10.7
Business lines before special items	88,963	84,813	2,015	2,297		
Special items			−395	−692		
Volkswagen Group	**88,963**	**84,813**	**1,620**	**1,605**	**1.8**	**1.9**

[1] Operating profit as a percentage of sales revenue.
[2] Restated.
[3] Primarily AutoVision GmbH, Coordination Center Volkswagen SCS, Volkswagen International Finance N.V., Volkswagen Investments Ltd., VW Kraftwerk GmbH, Volkswagen Immobilien, gedas group, VW Versicherungsvermittlungs-GmbH, Volkswagen Beteiligungs-Gesellschaft mbH.

KEY FINANCIAL FIGURES BY MARKET

	Sales revenue		Operating profit	
€ million	2004	2003[1]	2004	2003[1]
Europe/Remaining markets	64,259	59,021	2,690	2,220
North America	13,308	15,011	−907	−168
South America/South Africa	5,531	4,206	24	−263
Asia-Pacific[2]	5,865	6,575	208	508
Markets before special items	88,963	84,813	2,015	2,297
Special items			−395	−692
Volkswagen Group[2]	**88,963**	**84,813**	**1,620**	**1.605**

[1] Restated.
[2] The sales revenue and operating profits of the joint venture companies in China are not included in figures for the Group and the Asia-Pacific region. The Chinese companies are consolidated using the equity method, and recorded an operating profit (proportional) of €222 million (€561 million).

SELECTED TERMS AT A GLANCE

B2B supplier platform
Online marketplace for cooperation with suppliers.

Corporate Governance
International term for responsible corporate management and supervision driven by long-term value added.

Crossover model
Hybrid vehicle shape combining several different body variants.

Direct Shift Gearbox (DSG®)
Gearbox that enables uninterrupted power transmission using an integrated double clutch.

Turntable concept
Manufacturing flexibility enabling the production of different models in variable daily volumes within a single plant, as well as offering the facility to vary daily production volumes of one model between two or more plants.

ESP (Electronic Stability Program)
System that detects and counteracts skidding movements of a vehicle by reducing wheel locking when braking, preventing the tires from spinning, or distributing braking power between the front and rear axles.

ForMotion
Volkswagen Group's performance enhancement program launched in 2004.

FSI® technology
Petrol direct injection technology developed by Volkswagen and Audi that enables improved performance and higher torque, combined with fuel economy and lower emissions.

Lane departure warning
Camera system that analyses the road markings on both sides of the current lane and generates a warning in the case of unintended lane drift.

MPV
Multi Purpose Vehicle

MSV
Multi Sport Vehicle

SUV
Sports Utility Vehicle

Lane change assistant
System that assists the driver in changing lanes by detecting the immediate environment through sensors and cameras. The driver is notified of other road users in the neighboring lane and is warned of a potential collision.

INDEX

CONTACT INFORMATION

PUBLISHED BY

Volkswagen AG
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38436 Wolfsburg
Germany
Phone + 49 5361 9-0
Fax + 49 5361 9-2 82 82

This Annual Report is published in English and German.
Both versions of the Report are available on the Internet at:
www.volkswagen-ir.de

INVESTOR RELATIONS

Volkswagen AG
Investor Relations
Brieffach 1849
38436 Wolfsburg
Germany
Phone + 49 5361 9-4 98 43
Fax + 49 5361 9-3 04 11
E-mail investor.relations@volkswagen.de

Volkswagen AG
Investor Relations
17C Curzon Street
London W1J 5HU
Phone + 44 20 7290 7820
Fax + 44 20 7629 2405

CONCEPT AND DESIGN

Hilger & Boie GmbH, Wiesbaden

PRINTED BY

Heining & Müller GmbH, Mülheim an der Ruhr

ISSN 0933-7504/1058.809.484.20 Printed in Germany

LIFE TODAY MEANS MOVEMENT. THERE IS NO PROGRESS WITHOUT MOBILITY. FORWARD-LOOKING PRODUCTS AND SERVICES ENSURE MOBILITY AND ACCOMPANY PEOPLE RELIABLY THROUGH ALL SITUATIONS IN THEIR LIVES.

>>> EXPERIENCE THE VOLKSWAGEN GROUP'S DIVERSITY OF "AUTOMOBILITY".

CONTENTS










54
60
78
96
SEAT
LAMBORGHINI
FINANCIAL SERVICES
THE MOBILITY EXPERIENCE



The Annual Report contains the consolidated financial statements of the Volkswagen Group, the combined management report of the Volkswagen Group and of Volkswagen AG, as well as additional information.

Dear Shareholders,

Over the past year, the Supervisory Board dealt extensively with the current position and the development of the Volkswagen Group. In compliance with legal requirements and the German Corporate Governance Code, we provided advice and support to the Board of Management in the running of the Company. We were consulted directly with regard to all decisions of fundamental significance to Volkswagen.

The Board of Management provided us with regular, complete and prompt verbal and written reports on issues relating to the development of business, the current position of the Group including the risk situation, risk management and additional matters. The necessary documentation for Supervisory Board meetings was made available to us in good time. In addition, the Board of Management submitted detailed monthly reports to us on the current development of the business situation. As well as the latest volume and financial figures, these reports contained budget figures and the previous year's comparative figures for the Group, subgroups and individual companies. In addition, the reports presented updated forecasts for the year as a whole. The Supervisory Board was informed in full by the Board of Management, verbally or in writing, about any variations from the defined plans and targets. Together with the Board of Management, we discussed the reasons for these variations in order to take appropriate measures to counteract them.

A total of four Supervisory Board meetings were held in the year under review. All members of the Supervisory Board attended more than half of the meetings. Resolutions regarding urgent business transactions were adopted in writing by means of a circulated document.

COMMITTEE ACTIVITIES

The Audit Committee held a total of four meetings in 2004. In particular, it dealt with the consolidated financial statements and risk management. Furthermore, it concerned itself with matters relating to financial reports and their audit by the auditors and the review of interim reports.

The Presidium of the Supervisory Board was convened prior to each Supervisory Board meeting. The key topics of the meetings were fundamental questions relating to corporate policy and management, as well as personnel changes in the Board of Management.

The Presidium also constitutes the Mediation Committee, which was not required to convene during the year.

The committees are each composed of two shareholder representatives and two employee representatives. Membership of the committees at the end of 2004 is indicated in the list of Supervisory Board members in the Figures – Data – Facts section of the Annual Report (page 113).

TOPICS DISCUSSED BY THE SUPERVISORY BOARD

The main focus of our Supervisory Board meetings was on the current development of sales revenue, earnings and personnel levels within the Group as a whole, as well as in the individual subgroups and companies. In addition, we addressed in detail the general development of the automotive sector.

During our meeting on February 27, 2004, the Board of Management presented the ForMotion performance enhancement program. We are confident that the exploitation of this potential for improvement will make a lasting contribution to securing the future of Volkswagen.

At our Supervisory Board meeting on April 21, 2004, we authorized the Board of Management of Volkswagen AG to acquire a 50% interest in the Dutch multi-brand fleet management company LeasePlan Corporation N.V., Amsterdam. Further details can be found in the chapter entitled "Legal Matters" in the Figures – Data – Facts section of the Annual Report (page 28).

At the Supervisory Board meeting on September 17, 2004, we focused our attention primarily on the strategy of the Volkswagen Group up to the year 2015.

At our meeting on November 12, 2004, we discussed in detail the current financial and investment planning of the Volkswagen Group for 2005 and 2006. The Supervisory Board approved the proposals submitted by the Board of Management, including those relating to the investment planning of Volkswagen AG. A further matter for discussion was the outcome of collective agreement negotiations. We consider the settlement to be an acceptable and workable solution for improving the cost structure of the Company, while helping to secure jobs in Germany.

CORPORATE GOVERNANCE AND DECLARATION OF CONFORMITY

The implementation of the German Corporate Governance Code at Volkswagen was discussed in detail at our meeting on November 12, 2004.

One of our topics of discussion was the efficiency of Supervisory Board activities. In this connection, we focused on the timely and extensive provision of information to the Supervisory Board, as well as the exchange of information between the committees and the Supervisory Board as a whole. In addition, we discussed the remuneration structure for the Board of Management, which we subsequently confirmed.

On November 12, 2004, together with the Board of Management, we issued the declaration required under section 161 of the German Stock Corporation Act (AktG) regarding compliance with the recommendations of the Code. This can be accessed at all times on the Volkswagen AG website at www.volkswagen-ir.de. The individualized remuneration of the Chairman of the Board of Management and the Chairman of the Supervisory Board is being published by Volkswagen for the first time; this information

can be found in the notes to the consolidated financial statements in the Figures – Data – Facts section of this Annual Report (pages 102 to 104). The next Annual Report will include individualized remuneration details for all Board of Management and Supervisory Board members. Further information regarding the implementation of the recommendations and suggestions of the German Corporate Governance Code can be found in the Financial Communication chapter in this section of the Annual Report (pages 46 and 47) as well as in the notes to the consolidated financial statements in the Figures – Data – Facts section of the Annual Report (pages 102 to 104).

AUDIT OF ANNUAL AND CONSOLIDATED FINANCIAL STATEMENTS

The Annual General Meeting on April 22, 2004 elected PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft as auditors for fiscal year 2004. The auditors audited the consolidated financial statements of the Volkswagen Group, the annual financial statements of Volkswagen AG and the combined management report, and issued unqualified audit opinions on all of these documents. The auditors also assessed the risk management system and concluded that the Board of Management had taken the measures required by section 91(2) of the German Stock Corporation Act (AktG) to ensure early detection of any risks endangering the continued existence of the Company. In addition, the dependent company report for fiscal year 2004 submitted by the Board of Management was reviewed by the auditors, who issued the following statement: "On completion of our review and assessment in accordance with professional standards, we confirm that the actual disclosures contained in the report are accurate, and that the consideration paid by the Company for the transactions listed in the report was not inappropriately high."

The documentation relating to the financial statements and the auditors' reports were made available to all members in good time prior to the meeting of the Audit Committee on February 21, 2005, and the Supervisory Board meeting on February 25, 2005. The auditors were also present at both meetings. They reported extensively on the principal findings of their audit and were available to provide additional information if required.

Our own review of the dependent company report did not give rise to any objections to the declaration of the Board of Management at the end of the report. In addition, the Supervisory Board noted and approved the findings of the report review submitted by the auditors.

Our review of the consolidated financial statements of the Group, the annual financial statements of Volkswagen AG and the combined management report did not give rise to any objections. At our meeting on February 25, 2005, we concurred with the auditors' findings and approved the annual financial statements and the consolidated financial statements prepared by the Board of Management; the annual financial statements are thus adopted. We endorsed the proposal on the appropriation of net profit submitted by the Board of Management.

MEMBERS OF THE SUPERVISORY BOARD AND BOARD OF MANAGEMENT

On June 30, 2004, Dr. Ekkehardt Wesner retired from his position in the Company, and thus left the Supervisory Board of Volkswagen AG at the same time. His successor, Mr. Ulrich Neß, was appointed as a member of the Supervisory Board by court order effective July 1, 2004. On December 31, 2004, Mr. Bernd Sudholt and Mr. Gerhard Kakalick also retired from their positions in the Company and from the Supervisory Board of Volkswagen AG. On December 7, 2004, Mr. Bernd Osterloh and Mr. Jürgen Stumpf were appointed as their successors by court order effective January 1, 2005. We would like to thank Mr. Sudholt, Mr. Kakalick and Dr. Wesner for their dedicated work on the Supervisory Board.

At the Supervisory Board meeting on November 12, 2004, we appointed Dr. Wolfgang Bernhard to the Board of Management of Volkswagen AG effective February 1, 2005, as recommended by the Presidium on October 6, 2004. Dr. Bernhard initially took up office without portfolio. As a member of the Group Board of Management, he will take up the post of Chairman of the Volkswagen brand no later than January 1, 2006.

The Supervisory Board also resolved, by mutual agreement, to terminate the appointment of Dr. Jens Neumann from the Board of Management of Volkswagen AG effective December 31, 2004. Dr. Neumann was a member of the Board of Management since 1993. We would like to extend our thanks to him for his total of 25 years of service to the Volkswagen Group.

On March 12, 2004, Mr. Gottlieb Maximilian Strobl passed away at the age of 87. As a member of the AUDI NSU AUTO UNION AG and Volkswagenwerk AG Boards of Management from 1971 to 1987, and later as a member of the Supervisory Board of AUDI NSU AUTO UNION AG, Mr. Strobl was a driving force in the Group. On January 6, 2005, Dr. Peter Frerk passed away at the age of 74. Dr. Frerk was a member of the Board of Management of Volkswagen AG between 1971 and 1993 and helped shape the development of the Volkswagen Group through his commitment and devotion. We shall remember both Mr. Strobl and Dr. Frerk.

We would like to thank the members of the Board of Management, the Works Council, the management and all the employees of Volkswagen AG and its affiliated companies for their efforts and achievements over the past year.

Wolfsburg, February 25, 2005



Dr. Ferdinand Piëch
Chairman of the Supervisory Board



Dr.-Ing. e.h. **Bernd Pischetsrieder**

Chairman of the Board of Management
of Volkswagen AG

Group Quality Assurance,
Research and Development



Dr. rer. pol. **Wolfgang Bernhard**

without portfolio
(from February 1, 2005)



Dr. jur. **Jens Neumann**

Group Strategy, Treasury,
Legal Matters, Organization
(until December 31, 2004)



Hans Dieter Pötsch

Finance and Controlling



Francisco Javier Garcia Sanz

Procurement



Dr. rer. pol. h.c. **Peter Hartz**

Human Resources



Prof. Dr.-Ing. h.c. mult. **Folker Weißgerber**

Production



Prof. Dr. rer. nat. **Martin Winterkorn**

Chairman of the Board of Management of AUDI AG

»THE CORE CONCEPT BEHIND OUR CORPORATE STRATEGY IS THE NOTION OF ›AUTOMOBILITY‹ – THE SYNTHESIS OF VEHICLE PRODUCTION AND END-TO-END AUTOMOBILE SERVICES BY THE VOLKSWAGEN GROUP.«

Dear Shareholder,

We can look back on a very turbulent 2004. The economic environment was marked by shifting exchange rates and higher prices for raw materials and resources such as oil and steel. These effects were also felt by the Volkswagen Group. However, a wide range of measures adopted at an early stage enabled us to secure the competitiveness of our Company on a long-term sustainable basis.

Despite the weakness in our most important markets, the Volkswagen Group was able to deliver 5.079 million vehicles to customers around the world and thereby exceed the previous year's figure by 1.3%. The Volkswagen Group remains the market leader in Western Europe, Germany and China, a result in particular of our ongoing model rollout activities: the Golf GTI, Caddy Life, Audi A4 and Audi A4 Avant, Audi A6, Audi A3 Sportback, SEAT Altea, SEAT Toledo, Škoda Octavia and Škoda Octavia Combi, and the Bentley Continental GT are all impressive testimony to the abundance of our new product range in 2004.

Our Financial Services Division also posted positive results: the total number of contracts rose by 3.8% over the previous year to 5.9 million units. To secure future growth, we acquired 50% of LeasePlan Corporation, the Netherlands-based multi-brand fleet management company, in 2004; LeasePlan is the European market leader and the third-largest player in its sector worldwide. The acquisition gives us access to a very profitable growth segment characterized by an extremely high level of customer contact.

The deterioration in the macroeconomic environment over the course of the year was worse than we had assumed. The extent of the heightened price competition resulting from global overcapacity, the ongoing unfavorable exchange rate situation – especially problematic for an automobile manufacturer that generates much of its value added in Europe – and the continued high price of oil were particularly unexpected.

The impact of these factors is reflected in our operating profit before special items of €2.0 billion. Although this unsatisfactory result is €282 million below the previous year's figure, we were still able to exceed the guidance issued in July 2004. We succeeded in significantly improving the liquidity of our Automotive Division, where we recorded a positive net cash flow despite the difficult operating environment. This is the result of the dedication of the Volkswagen Group's more than 340,000 employees. My fellow members of the Board of Management and I would like to extend our thanks to everybody who contributed to this achievement.

Following the adjustment to the dividend in 2003 to reflect earnings development, the Board of Management and Supervisory Board will submit a proposal to the Annual General Meeting to pay an unchanged dividend of €1.05 per ordinary share and €1.11 per preferred share for fiscal year 2004.

Following this look at the 2004 results, I would now like to address our Group's long-term strategy. At the Annual Press Conference in March last year, I announced that the Volkswagen Group was facing a year of critical strategic realignment. In retrospect I can now say that we have made significant progress towards ensuring our Company's long-term sustainability.

Our actions have been based on the Group Guidelines detailed at length in our 2003 Annual Report. In meetings with our employees, I have seen clear evidence of the change in our corporate culture, even if the goal cannot be reached within a single year.

To ensure that the Group becomes even more flexible and productive in the future, we initiated the ForMotion program in early 2004. Through sustained improvement in our internal structures and processes, ForMotion effectively contributed €1.6 billion to our results in 2004 alone. We will reach our ForMotion goal of sustainable savings of over €3 billion for 2005, and you can rest assured that we will systematically continue to optimize our Company in the following years as well.

The point of departure for our efforts to ensure the future of the Volkswagen Group is the Group strategy approved by the Supervisory Board in September 2004. Its goal is to focus our Group even more clearly on our customers to ensure long-term profitability and success. The core concept behind the Group strategy is the notion of "Automobility" – the synthesis of vehicle production and end-to-end automobile services by the Volkswagen Group. This integrated approach ensures that we can fulfill our customers' wishes for individual mobility in all situations in life.

This in turn demands both a willingness to change and mobility from the Company itself, so that we can identify the changing needs of our customers and provide them with the mobile solutions to match. That's why Mobility is the core topic of our 2004 Annual Report.

My fellow members of the Board of Management and I would like to thank you, our shareholders, for supporting us through a turbulent 2004. We hope that you will continue accompanying us on our onward journey into the automotive future.

Sincerely,



Bernd Pischetsrieder

Our work is determined by our customers' wishes for mobility

The desire for flexibility and mobility in the modern world has raised the appeal of automobiles to new heights. The challenge facing Volkswagen as a mobility provider is to meet the increasingly differentiated and individual demands of our customers through a comprehensive range of products and services.

GROWING DEMAND FOR MOBILITY

Although the traditional automobile markets are expected to experience cyclical fluctuations over the next few years, we believe that they will grow continuously at a moderate pace in the longer term. Predatory competition among mobility providers will continue to intensify. Parallel to this, customer requirements will become increasingly diversified, and their expectations regarding mobility will develop ever more dynamically. The focal point of these developments is the automobile – and the notion of "automobility". For the Volkswagen Group and its employees, these trends give rise to interesting perspectives and a variety of new challenges.

SUSTAINABLE MOBILITY THROUGH INNOVATIONS

Customer demands form the basis for a wide range of automotive innovations, and three underlying trends are already emerging:

- Information networking
- The mechatronic integration of electronic components in mechanical assemblies
- The development of new materials

MOBILE ALTERNATIVES FOR THE ENVIRONMENT

In the future, automobility will continue to be regulated by tougher exhaust emissions standards and measures for reducing CO_2 emissions. In this connection, synthetic fuels play a central role by allowing diverse primary energy sources such as natural gas, coal or biomass to be used to produce fuel. Biomass fuel, which is similar to diesel or petrol, solves the problem of sustainable fuel with only a moderate level of initial expenditure, since neither new propulsion concepts nor additional investments in infrastructure are required.

THE CHALLENGE OF MOBILITY

In years to come, the question of mobility will be defined to an even greater extent by the automotive services that are provided. This means that, alongside the concrete product characteristics associated with the brand-typical emotions, customers will increasingly insist on a comprehensive service from mobility providers. The unique range of brands, products and services offered by the Volkswagen Group forms the ideal foundation for this. In this respect, our attention is focused on two strategic business fields: the primary automobile business and Lifecycle Services.

The primary automobile business includes the creation, development and production of vehicles, as well as marketing and sales activities. To achieve this, the product portfolio of Volkswagen Group brands are closely harmonized. This ensures that we can target our offerings in the different market segments using complementary vehicle concepts and designs that are coordinated, but still distinctive. In addition, we have aligned our sales

organizations and processes with a view to targeting customers individually. A prime example of an innovative automobility center is the "Autostadt", located right at Volkswagen's headquarters in Wolfsburg, which is both a unique experience for visitors and a clear demonstration of our expertise. This can be seen from the ten million people who have visited the "Autostadt" since it opened its doors to the public in June 2000.

The pioneering business area known as Lifecycle Services comprises both vehicle-related services, such as customer service and genuine parts, and customer-related services such as financing, leasing (long-term), rental (short-term) and insurance. The graphic below illustrates the reciprocal relationship between the two strategic business fields.

By investing in the Dutch LeasePlan Corporation, we have taken yet another crucial step towards establishing ourselves as a global mobility concern. With vehicle insurance, servicing, organization and multi-brand fleet management, we offer services that extend far beyond the mere leasing of vehicles – for both new vehicles and existing fleets. As well as this, through the car rental expertise of Europcar, the Volkswagen Group offers a wide range of services for all customers with short-term mobility requirements.

The aim of all our automotive activities is to use comprehensive customer relationship management, covering all brands, companies and business fields within the Volkswagen Group, as the basis for acquiring new customers and ensuring long-term customer loyalty.


AUTOMOBILITY
PRIMARY AUTOMOBILE BUSINESS
Customer acquisition/loyalty
LIFECYCLE SERVICES
VEHICLE-RELATED SERVICES
• Customer service, genuine parts, etc.
• Used vehicles
CUSTOMER-RELATED SERVICES
• Customer finance, rental, private leasing (long-term) insurance (automobile insurance, residual value, etc.)
• Company vehicle leasing (long-term), full service leasing (maintenance, tires, insurance), fleet management (fleet analysis, etc.)
• Dealer financing, business insurance, etc.
• Rental business (short-term)
• Deposit business, credit cards, investment products, current accounts, etc.

Identifying and exploiting performance potential

ForMotion brings about changes: Based on the ideas and commitment of our employees, we will be able to significantly increase the performance of the Volkswagen Group.

FORMOTION ENHANCES PERFORMANCE

In March 2004 we launched the ForMotion performance enhancement program across the Group. The program includes seven focus areas in which all Group activities and projects are subjected to rigorous examination. Each area is assigned a ForMotion target and a defined savings potential. The core concept underlying the targets is to exploit market opportunities more effectively, optimize processes and reduce product costs, overheads and one-time expenditures. In this way, the Volkswagen Group aims to tap into a potential of €3.1 billion in 2005. In order to meet this ambitious target, members of the Group's Board of Management have personally assumed responsibility for these focus areas.

A total of several thousand employees work directly in the ForMotion project teams. In addition, all Group employees contribute to the ForMotion program through their ideas and their dedication. In order to share experiences and results relating to ForMotion and to communicate them across the Group, the process participants and the responsible Board members meet once a month in Wolfsburg. Employees from all over the world participate in this meeting by videoconferencing. This means that ForMotion potential that has been identified can be implemented directly across the entire Group.

This allowed us to identify and evaluate the necessary individual measures in 2004. Since the bulk of these measures have been decided upon, and in some cases already implemented, ForMotion was able to record an improvement in earnings of €1.6 billion in 2004 alone, most of which will be sustainable.

However, in order for the individual measures to be implemented, upfront expenditures were initially incurred in the form of product-related and structural measures. Recorded as "special items", these reduced profit for fiscal year 2004 by €395 million. However, these investments were absolutely essential in order to secure the future of the Volkswagen Group.

Our Group Guidelines and Group Values constitute the main basis for achieving the ambitious ForMotion targets. Last year, we already stipulated in the Group Guidelines that non-value-added activities should be avoided and that the global strength of the Group should be focused on serving the customer and securing long-term success. ForMotion thus provides ongoing support and assistance for the change in corporate culture that we introduced in 2003.

TARGETS FOR THE SEVEN FORMOTION FOCUS AREAS IN 2005

01 PRODUCT COSTS

GROUP PROMOTER: MR. GARCIA SANZ

TARGET To cut product costs while retaining both the diversity of the product range and the high quality standards.

EXAMPLE To reduce complexity.

SAVINGS POTENTIAL **€1 billion**

02 ONE-TIME EXPENDITURE

GROUP PROMOTER: PROF. DR. WINTERKORN

TARGET To reduce investments, development and start-up costs and develop the platform strategy into a modular strategy.

EXAMPLE Increasing the use of virtual techniques in product development.

SAVINGS POTENTIAL **€1.5 billion**
of which €300 million recognized in the income statement in the form of depreciation, amortization and start-up costs

03 OVERHEADS/PROCESS OPTIMIZATION

GROUP PROMOTER: MR. PÖTSCH

TARGET To cut overheads and review the cost-effectiveness of existing structures and processes.

EXAMPLE Expenditure caps in all Group companies.

SAVINGS POTENTIAL **€900 million**

04 IMPROVED SALES PERFORMANCE

GROUP PROMOTER: DR. HARTZ

TARGET To increase sales performance through intensified selling to rental and fleet markets, faster penetration of new markets and restructuring of customer service function.

EXAMPLE Expanding genuine parts product management.

SAVINGS POTENTIAL **€400 million**

05 COMMERCIAL VEHICLES

GROUP PROMOTER: PROF. DR. WEIßGERBER

TARGET To ensure sustained value creation in the commercial vehicles market.

EXAMPLE Reducing product costs and increasing labor productivity.

SAVINGS POTENTIAL **€200 million**

06 FINANCIAL SERVICES

GROUP PROMOTER: MR. PÖTSCH

TARGET To expand Financial Services Division to include new and used vehicle financing, and to network rental and fleet business with Europcar.

EXAMPLE Increasing efficiency in managing the standardized mass market business.

SAVINGS POTENTIAL **€150 million**

07 FOREIGN SALES SUBSIDIARIES

GROUP PROMOTER: DR. HARTZ

TARGET To bring about a sustained increase in the results of subsidiaries outside Germany through reductions in structural costs.

EXAMPLE Systematically improving the performance of Group-owned import companies at a benchmark level.

SAVINGS POTENTIAL **€150 million**

FORMOTION SAVINGS POTENTIAL IN 2005

TOTAL **€3.1 billion**



THE LEGEND IS BACK –
SHEER DRIVING FUN, NO COMPROMISES

ENTHUSIASM – THE OUTCOME OF A PERFECT SYNTHESIS OF SPORTINESS, DRIVING FUN, FUNCTIONALITY AND EVERYDAY PRACTICALITY.




GOLF GTI





»We're making people mobile. That's what motivates the passion and attention to detail of our work in design every single day. It's important for us to understand the wishes and dreams of our customers. Together with our own creativity, the most thrilling and exciting part of our job is thinking through every aspect right to the very end. We design cars that set standards and thrill our customers.«

MURAT GÜNAK

Head of Design
Volkswagen Group





VOLKSWAGEN PASSENGER CARS – THE JOY OF MOBILITY

>> A legend returns: The new Golf GTI
>> The Passat: Featuring the new face of the Volkswagen brand

For Volkswagen, mobility means mobility for all. This is because Volkswagen is synonymous with first-rate, classless cars – an image that developed owing to the universal popularity of the models. All Volkswagen models, from the Lupo through the Golf to the Phaeton, reflect their drivers' attitude to life. After all, it is the models themselves that convey the joy of mobility to their owners every time they get behind the wheel. This pleasure is also embodied by the Volkswagen slogan: "Aus Liebe zum Automobil". At the same time, it also conveys the meticulousness that goes into the production of every single Volkswagen vehicle: the loving attention to detail in the development phase, the flawless assembly work and the constant quest for improved quality that is the driving force behind all employees. In short, Volkswagen generates enthusiasm.

Hardly any other car embodies this enthusiasm as effectively as the Golf. Now in its fifth generation, Germany's best-loved car continues to set new standards in the compact class for design, drive technology and driving dynamics.

Fall 2004 saw the return of the icon of all sporty compact vehicles: the Golf GTI. With the new GTI, Volkswagen has succeeded in emotionalizing the brand even further. This model builds on the virtues of the first GTI from 1976 and is instantly recognizable as its worthy successor, thanks to its impressive acceleration, full-bodied sound and – above all – its emotionally appealing design. The red-frame honeycomb radiator grille, the striking rear spoiler, the black sill extensions, the twin exhaust pipes – these are all firm indications that the legend is alive and well. More than ever before, GTI stands for design, dynamics and unadulterated driving pleasure.

Last year, Volkswagen Passenger Cars launched the Polo Fun – a version that well and truly lives up to its name. With an eye-catching off-road look, the Polo Fun is just the ticket for lifestyle-oriented customers with high expectations of motoring pleasure.

In the compact van segment, the Touran has developed into a genuine success story that has long since topped the registration statistics in its segment. In doing so, it has proved its worth not only as a family car, but also as a recreational vehicle. With typical Volkswagen characteristics such as top reliability, excellent value for money, low consumption and low maintenance costs, the model has succeeding in winning over drivers of private and company cars alike.

With the arrival of the Golf Plus in January 2005, Volkswagen Passenger Cars opened up a further dimension of automotive mobility, thereby forcefully continuing its product offensive. With extra variability and functionality combined with the compact external dimensions of the Golf, this innovative new take on the typical Golf design offers entirely new perspectives for customers, while admirably bridging the gap between the Golf saloon and the Touran compact van in the Volkswagen range of models.

The new Passat, which will be launched in the European markets in March 2005, will be the first production vehicle to feature the new look of the Volkswagen Passenger Car brand. The new Passat is a mid-class automobile that offers comfort and style in equal measures. As well as the new technology and dynamic design, the sixth generation of the best-selling series offers a wide variety of comfort features that were previously the preserve of premium segments.


WOB G 8200



The new Golf GTI

»THE LEGEND IS ALIVE AND WELL. MORE THAN EVER BEFORE, GTI STANDS FOR DESIGN, DYNAMICS AND UNADULTERATED DRIVING PLEASURE.«


H NV 451


Commercial
Vehicles

COMMERCIAL VEHICLES – INDIVIDUAL MOBILITY THROUGH MAXIMUM VARIABILITY

>> Flexibility and reliability – key features of the 10 million light trucks sold since 1950
>> Ready for action: the new Caddy

Tailored solutions are increasingly in demand to ensure mobility. And nowhere more than in the world of business. Just as no two companies are the same, all company owners have their own idea of what a commercial vehicle should offer. The Commercial Vehicles business line is ideally positioned to meet its customers' highest transport demands, offering both sector-specific and individual solutions for large and small companies alike.

Flexibility is the key to customized mobility and the challenges that this entails. Nowadays, it is more and more common for light trucks to assume the functions of heavy trucks in order to meet tight delivery deadlines. The evolution of models is equally spurred on by growing mobility among small businesses and other service providers who also offer their services nationwide and therefore have a preference for light trucks. Finally, the increasing tendency to deliver directly to end customers in urban areas has led to growing demand for flexible transporters (up to 2.8 tonnes) that are suitable for driving and parking in city centers.

This is why it is all the more important to have a varied product range. From the Caddy light delivery van, the Transporter, the Multivan MPV and the

This wide range of models is based on the need to provide customers with individual, flexible solutions.

Launched in 2004, the Caddy urban delivery van boasts an impressive load volume and generously proportioned sliding doors that allow the vehicle to be loaded easily. The Caddy is every bit as nimble as a passenger car, yet offers the spaciousness of a larger commercial vehicle. Whether it is used as a van or estate car, for delivering goods or transporting people – the Caddy is more than a match for any task. In addition, the Caddy Life variant has established itself as a popular vehicle for family and leisure activities.

The new T5 Caravelle, which was unveiled at the International Motor Show (IAA) Commercial Vehicles 2004, bridges the gap between Transporter Shuttle

The Caddy Life





»THIS WIDE RANGE OF MODELS IS BASED ON THE NEED TO PROVIDE CUSTOMERS WITH INDIVIDUAL, FLEXIBLE SOLUTIONS.«

California camper all the way to the LT, the Commercial Vehicles business line offers special solutions for small business, transport companies and private customers. This is rounded off by the CarePort service package, which covers individual needs for financing, maintenance, mobility and safety from a single source.

To offer customers the very best in all vehicle classes, the Commercial Vehicles business line has doubled its product range in the last four years – from 500 to over 1,000 basic variants of the Caddy, Transporter, Multivan, California and LT series.

and Multivan. This up-market passenger car model is designed to appeal to target groups for whom passenger comfort is a priority. The most recent version of the Transporter offers all the factors that ensured its predecessor decades of continued success: unparalleled reliability, cost-effectiveness and top performance.

All models of the Commercial Vehicles business line can be adapted to meet the exact needs of individual customers, thereby fulfilling the mobility requirements of their owners. Their success can be seen from the sales figures – in September 2004, Volkswagen produced its ten-millionth light truck since 1950.


3S9 1436

MOBILITY – SIMPLY CLEVER

BEING INDEPENDENT AND MAKING INDEPENDENT CHOICES – THAT'S A QUALITY OF LIFE WORTH WORKING HARD FOR.





»We don't live for our car – we want a car in order to live. We want to enjoy our independence. My family and I cherish our mobility, in both our working lives and our free time. And we shape our lives to match our own ideas. Without compromising.«

JAN BAUER

Business IT professional
and family man









ŠKODA – SMART DRIVING FOR SMART DRIVERS

>> Self-assurance, intelligence and optimal use of available resources – this is what unites Škoda drivers with their cars
>> The new, extra-spacious Octavia meets the highest transport requirements

Throughout its history, Škoda has not only consistently cultivated its passion for automobiles, but has also developed a particularly close relationship with Škoda drivers and their families. Škoda knows the wishes and requirements of its customers and incorporates them in its designs. With surprising but always intelligent solutions, with efficient and reliable technology, superior service and attractive design, Škoda succeeds in improving its customers' quality of life.

For its customers, Škoda takes a particularly intelligent approach to mobility: the excellent value for money which Škoda vehicles represent allows them enough financial leeway to enjoy the other pleasures which life has to offer. And they have come to cherish their Škoda for constantly enriching their lives with its innovative functionality.

With the Fabia, Octavia and Superb, Škoda offers its customers a well-balanced range of models, all of which fulfill customers' wishes for driving pleasure, comfort and attractive design. In today's world, driving a Škoda is a sign of self-assurance, intelligence and optimal use of available resources. This is summed up perfectly by the Škoda brand claim: Škoda – Simply clever.

In 2004, Škoda was able to affirm its creativity and performance on a number of occasions. In March, the company unveiled the successor to its best-selling Škoda model to date: the new Octavia. As with its predecessor, the new Octavia stands for reliability, excellent workmanship and cost-effectiveness. Not only does it meet increased customer demands in terms of design and comfort, it also gives an indication as to the future development of Škoda.

While the previous generation of the Octavia rolled off the production line for the millionth time on February 17, 2004, its successor was set to continue the success story. On April 8, the Fabia followed suit, chalking up its own million mark. There was yet another reason for celebration in January 2005, namely the arrival of the new Octavia in its best-loved variant – the functional, appealing and sporty Octavia Combi. The spaciousness of the luggage compartment is evident at a glance – this is already seen as being one of the main advantages of the new Octavia Saloon, so customers will surely be doubly enthusiastic about the new Combi. At the same time, the four-wheel drive version of the new Octavia was launched for the Combi.

These new models are helping Škoda enjoy further growth, even recording a rising market share in Germany last year, bucking the general trend. One reason for the rise in popularity is that Škoda customers can rest assured that they will always get a lot of car for their investment. In a major study conducted by German motoring magazine Auto-zeitung, readers were asked to name the automotive brand which offered the best value for money. For almost half of the readers, there was no question about the winner: Škoda.






3S8 9423
The Škoda Octavia

» IN TODAY'S WORLD, **DRIVING A ŠKODA** IS A SIGN OF SELF-ASSURANCE, INTELLIGENCE AND OPTIMAL USE OF AVAILABLE RESOURCES.«

SPORTING UNDERSTATEMENT

EXCLUSIVE HAND-MADE QUALITY MEETS SPORTING ELEGANCE. AND MOBILITY SUDDENLY BECOMES AN ENTIRELY NEW EXPERIENCE.



DA 03 NDZ


BENTLEY
DRIVING




BENTLEY

» Mobility means understatement. Becoming familiar with the potential a car has to offer, but without having to push it to the limits – for me, that's an ideal symbiosis of exhilaration and relaxation. I enjoy gliding regally along country roads and feeling the power at my fingertips every second of the way.«

DEREK BELL

Legendary racing driver
Test driver for Bentley




BENTLEY

BENTLEY – THE CAR OF YOUR DREAMS

>> Arnage equipment and technology now perfected even further
>> Brand epitomizes traditional luxury and understatement

Bentley is the essence of luxury. When you drive a Bentley, you are realizing a long-cherished dream. Mobility is therefore not a necessity for Bentley drivers, but an expression of what they have achieved in life. Bentley drivers are safe in the knowledge that they always have the best in automotive technology at their fingertips, and they can afford life's luxuries. As a status symbol, a Bentley not only guarantees freedom of movement – it represents the freedom to choose the special rather than the ordinary, the tailor-made over the mass-produced. And it emphasizes the excitement of traveling, rather than simply getting from A to B.

Bentley has its roots in Crewe in the North West of England, where all its vehicles are designed and produced. In addition to manufacturing, the development, design, engineering and sales departments are all based in Crewe. Exports to 39 countries around the world are managed from here. Together with the designers, a dedicated team of 650 engineers focuses entirely on further developing the Bentley marque. You can see and feel the passion and care that the craftsmen in leather and woodworking shops apply to even the smallest details in every inch of these unique vehicles.

Bentley's highest priority is to safeguard and continue the brand's exclusivity and integrity. Any increase in volume in Crewe is therefore carefully considered. Bentley focuses squarely on its individual customers and remains a highly specialized and exclusive automobile manufacturer.

Of the two series currently available, the tailor-made Bentley Arnage is the epitome of traditional, hand-made opulence – just what the company's sophisticated clients demand. The new version of the model launched in the course of 2004 underlines Bentley's unique position in the top-of-the-range luxury segment. In contrast, the Continental GT has attracted a whole new target group to the brand thanks to its sporting performance and incomparable driving qualities.

Bentley is at a watershed in its history. Building on the company's British roots and the brand's traditional values, Bentley is developing new markets and new customers. For example, the modernization measures at its Crewe factory have primed the company for the launch of new models and helped to strengthen business. In 2005, the Bentley Continental Flying Spur will be added to its range of models. This new vehicle combines the dynamism and performance of the Continental GT with the extra space and elegance offered by a saloon. Back in the 1950s, Bentley's first Flying Spur set the standard in the segment for exclusive and powerful saloons – and the new model, too, will continue to attract customers to Bentley and secure their loyalty.

The spirit of striving for the extraordinary that underpins the brand is reflected in every car that bears the famous Bentley wings. Bentley remains the final word in hand-made luxury, understatement and elegance.






DF03 OCU

The Bentley Continental GT

»THE SPIRIT OF STRIVING FOR THE EXTRAORDINARY IS REFLECTED IN EVERY CAR THAT BEARS THE FAMOUS BENTLEY WINGS.«




BUGATTI

BUGATTI – BEAUTY IN THE FAST LANE

>> First prototype of the Veyron super sports car built
>> Aesthetics, sportiness and technical refinement combined in a single brand

A new era has begun at Bugatti: on September 14, 2004, construction of the first Bugatti Veyron prototype to be made in France started in Molsheim in the Alsace. Production will get underway a year later. This means that Bugatti has come full circle: Ettore Bugatti founded his company in Molsheim in 1909; Bugatti Automobiles SAS, which has been part of the Volkswagen Group since 1998, will begin production of the new Bugatti Veyron EB 16.4* at the same location in September 2005.

The aura surrounding the Bugatti brand today is driven by the reputation of Ettore Bugatti, his charisma and his innovative creativity. As in the past, the brand continues to represent sportiness, beauty and avant-garde technology. Although Bugatti achieved global recognition primarily due to his automobiles, this brilliant founder also left traces of his wealth of ideas in other areas. In addition to hundreds of patents, probably the most famous example of this is the "Double" – a multiple-unit train with four or eight eight-cylinder in-line chargers gives this super sports car a staggering 736 kW/1001 bhp. A torque of 1250 Nm promises breathtaking acceleration figures, and a top speed of over 400 km/h makes the Veyron the fastest homologated road vehicle in the world. A seven-speed gearbox including DSG technology and permanent four-wheel drive round off this technological masterpiece.

Bugatti Automobiles SAS has established an assembly hall in the immediate vicinity of Château St. Jean, which Ettore Bugatti used as a kind of

The Bugatti Veyron



»BY PRODUCING THE VEYRON BUGATTI AUTOMOBILES SAS WILL SET A STANDARD IN THE MODERN AUTOMOBILE INDUSTRY.«

engines produced for the French State Railways in 1933. Creative aesthetics were another of Ettore Bugatti's guiding principles – hardly surprising since he came from a family of artists. The clarity of his engines' profiles is art; a Bugatti water pump is a miniature sculpture. Bugatti constructed works of art on wheels; vehicles worth framing, you could say.

Bugatti Automobiles SAS is now continuing the company's tradition. The Bugatti Veyron's features not only bear the modern style that is typical of the brand, its technical data is just as extraordinary as some of the creations of its flamboyant founder. An eight-liter, 16-cylinder motor with four turbo-customer center. This is where the Veyron is being built. In keeping with the brand's legacy, this production facility is called the "atelier", as in Ettore's time. Its architectural elegance harmonizes with the profiles of the château and its adjacent building. The transition from the functional to the endurance testing cycle was successfully completed here.

Bugatti has returned to its roots by relocating to Molsheim. By producing the Veyron, a sports car that has never been created in this way before – a Bugatti par excellence – Bugatti Automobiles SAS will set a standard in the modern automobile industry.

* Fuel consumption in l/100 km: urban 28.8; extra-urban 13.1; combined 18.8; CO_2 emissions in g/km: 451 (not calculated in accordance with the German Passenger Car Fuel Consumption Disclosure Regulation).

Increased international interest in Volkswagen's shares and bonds

2004 was a difficult year for Volkswagen shares. Nevertheless, there was great interest among institutional investors. Our borrowing transactions were extremely well received in the market.

GLOBAL EQUITY MARKETS

In 2004, the global equity markets again recorded a slight positive trend, though only from the fourth quarter. Investor sentiment was generally rather restrained, in particular because of the lack of economic stimuli and the overall geopolitical situation. In addition, the high oil price dampened economic progress and therefore share prices as well. At the year-end, the DAX closed at 4,256 points, up 7.3% on the prior year. The DJ Euro STOXX 50 closed the year at 2,951 points (+6.9%). The automotive sector index DJ Euro STOXX Automobile closed at 187 points at the end of the year, slightly higher than the previous year (+1.1%).

DEVELOPMENT OF THE VOLKSWAGEN SHARE PRICE

Volkswagen shares underperformed these indices in the period under review. One reason for this was the continuing unfavorable operating environment for the automotive industry. However, investors were also disappointed by Volkswagen's earnings performance, which was adversely affected in particular by exchange rate movements and the difficult situation in our major markets. At the year-end, Volkswagen's ordinary share price was €33.35, 24.5% below the closing price for 2003. A high of €44.65 was recorded on January 2; the low was on August 13 at €30.71. As a result of its lower market capitalization, Volkswagen AG's ordinary shares were no longer included in the DJ Euro STOXX 50 with effect from September 20, 2004.

Volkswagen's preferred shares developed in parallel with the ordinary shares. Their year-end price was €24.41; this was 15.1% below the share price at the end of 2003. In 2004, the price of the preferred shares ranged between €28.97 and €21.20.

DIVIDEND YIELD

In recent years, dividend yield has become an important factor in the investment selecting process for the capital markets. Based on the current dividend proposal for 2004, the yield on Volkswagen AG ordinary shares is 3.1%; and on the preferred shares, 4.5%. This makes Volkswagen shares, and especially the preferred shares, a particularly attractive investment for institutional and private investors. Details of the current dividend proposal may be found in the Volkswagen AG chapter (condensed, according to German Commercial Code) of the Figures – Data – Facts section of the Annual Report on page 21.

SHARE PRICE DEVELOPMENT FROM DECEMBER 2003 TO DECEMBER 2004
INDEX BASED ON MONTH-END PRICES: DEC. 31, 2003 = 100



Volkswagen ordinary shares
Volkswagen preferred shares
DAX
DJ Euro STOXX 50
DJ Euro STOXX Automobile
110
100
90
80
70
60
Dec.
Jan.
Feb.
March
April
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

EARNINGS PER SHARE
Basic earnings per ordinary share were €1.75. In accordance with IAS 33, calculation of basic earnings per share is based on the average number of shares outstanding in the fiscal year (see also note 10 to the Volkswagen consolidated financial statements in the Figures – Data – Facts section of the Annual Report).

SHAREHOLDER STRUCTURE
We analyse the shareholder structure of Volkswagen AG at regular intervals. The position at December 31, 2004 is shown in the chart below.

As of December 31, 2004, the share capital of Volkswagen AG was composed of 320,289,940 ordinary shares and 105,238,280 preferred shares. As the largest single shareholder, the State of Lower Saxony held 18.2% of the ordinary shares, representing 13.7% of all Volkswagen shares. In addition, Volkswagen AG held 41,719,353 ordinary treasury shares through its 100% subsidiary Volkswagen Beteiligungs-Gesellschaft mbH, corresponding to 13.0% of all ordinary shares or 9.8% of subscribed capital. A further tranche of shares is held by investment consultant Brandes Investment Partners, LCC, San Diego, California, USA, which notified Volkswagen AG on July 28, 2004 that the total proportion of ordinary shares held by its clients amounted to 10.7% of all ordinary shares (22.2 million ordinary shares and 59.4 million American Depositary Receipts).

The proportion of Volkswagen shares held by foreign institutional investors (including Brandes Investment Partners, LLC) rose to 38.9% in the year

SHAREHOLDER STRUCTURE AT DECEMBER 31, 2004
IN PERCENT OF SUBSCRIBED CAPITAL



Foreign institutional investors
38.9
Private shareholders/Other
30.2
State of Lower Saxony
13.7
Treasury ordinary shares
9.8
German institutional investors
7.4
0
10
20
30
40
50
60
70
80
90
100

under review (previous year: 34.1%). German institutional investors held 7.4% (9.3%).

SIXTH TRANCHE OF STOCK OPTION PLAN

In the period under review, the Supervisory Board and Board of Management of Volkswagen AG agreed to implement the sixth tranche of the stock option plan. Between June 1 and July 9, 2004, approximately 41,000 of the eligible employees took up the offer to subscribe. This allows us to create an incentive for our staff to contribute to increasing the value of our company.

Approximately 332,000 convertible bonds have been issued with a nominal value of €0.85 million; they entitle the holders to subscribe for up to 3.3 million ordinary shares in the period from July 10, 2006 to July 9, 2009. This assumes, however, that the price of Volkswagen ordinary shares at that time exceeds the stipulated staggered conversion prices. Full details of our stock option plan may be found in the notes to the Volkswagen consolidated financial statements on pages 85 to 87 of the Figures – Data – Facts section of the Annual Report.

VOLKSWAGEN IN SUSTAINABILITY INDICES

The Swiss research and rating agency SAM (Sustainable Asset Management) again judged Volkswagen AG to be the leading company in the automotive sector in its sustainability rankings for 2004. This demonstrates that we continue to meet SAM's rigorous criteria, and we have also been listed in the global Dow Jones Sustainability Index (DJSI) World since its launch in 1999. Moreover, Volkswagen is the only German company in the DJSI STOXX to have been awarded the number one position in its sector. SAM analysts were particularly upbeat about our efficient diesel technology, fuel strategy, supplier management and social responsibility. Volkswagen shares are also included in the London-based FTSE4Good sustainability index.

Further information on this subject can be found at www.mobilitaet-und-nachhaltigkeit.de.

LATEST INFORMATION ON THE INVESTOR RELATIONS WEBSITE

To ensure that information is made available to all investors at the same time, we report all major matters relating to the Volkswagen Group on our website at www.volkswagen-ir.de. The site contains detailed information on Volkswagen shares and bonds, the latest financial reports, investor presentations and information relating to Corporate Governance and the Annual General Meeting. Ad hoc disclosures and the latest news items are also available here. In addition, important conferences are available as webcasts.

VOLKSWAGEN SHARE DATA

Securities identification codes	Market indices ordinary shares	Market indices preferred shares	Exchanges
Ordinary shares ISIN: DE0007664005 WKN: 766400 Deutsche Börse/Bloomberg: VOW Reuters: VOWG.DE **Preferred shares** ISIN: DE0007664039 WKN: 766403 Deutsche Börse/Bloomberg: VOW3 Reuters: VOWG_p.DE	DAX, HDAX, CDAX, Prime All Share, Prime Automobile, DJ Euro STOXX Automobile, FTST Eurotop 100 Index, S&P Global 100 Index, DJ Sustainability Index, FTSE4Good	CDAX, Prime All Share, Prime Automobile, Classic All Share	Berlin, Bremen, Düsseldorf, Frankfurt, Hamburg, Hanover, Munich, Stuttgart, Xetra, Amsterdam, Barcelona, Bilbao, Brussels, London, Luxembourg, Milan, Madrid, New York*, Paris, Tokyo, Valencia, SWX Swiss Exchange

* Traded in the form of "sponsored unlisted American Depositary Receipts" (ADRs). Five ADRs correspond to one underlying Volkswagen share.

VOLKSWAGEN SHARE KEY FIGURES

Dividend development		2000	2001	2002	2003	2004
Number of no-par value shares at Dec. 31						
Ordinary shares	thousands	313,070	319,470	320,290	320,290	320,290
Preferred shares	thousands	105,238	105,238	105,238	105,238	105,238
Dividend						
per ordinary share	€	1.20	1.30	1.30	1.05	1.05
per preferred share	€	1.26	1.36	1.36	1.11	1.11
Dividend paid[1]						
per ordinary shares[2]	€ million	324	353	362	292	292
per preferred shares	€ million	133	143	143	117	117

Share price development[3]		2000	2001	2002	2003	2004
Ordinary shares						
Closing	€	55.69	52.50	34.74	44.15	33.35
Annual high	€	61.00	62.40	62.15	46.57	44.65
Annual low	€	39.05	32.95	32.96	28.66	30.71
Preferred shares						
Closing	€	31.70	34.85	25.00	28.75	24.41
Annual high	€	35.33	39.80	40.75	31.55	28.97
Annual low	€	22.30	23.00	23.60	21.05	21.20
Beta factor	factor	0.90	0.90	0.90	0.95	1.05
Market capitalization at Dec. 31[2]	€ billion	18.4	18.2	12.3	15.3	11.9
Equity at Dec. 31	€ billion	21.4	24.0	24.6	23.8[4]	23.9
Market capitalization: equity		0.86	0.76	0.50	0.65[4]	0.50

Key figures per share		2000	2001	2002	2003	2004
Earnings per ordinary share[5]						
basic	€	6.35	7.67	6.72	2.54	1.75
diluted	€	6.29	7.62	6.72	2.54	1.75
Operating profit[6]	€	9.83	14.30	12.42	4.18	4.22
Cash flows from operating activities[6]	€	22.50	26.46	27.29	21.81	29.95
Equity[7]	€	51.09	56.50	57.89	55.83	56.08
Price/earnings ratio[8]	factor	8.8	6.9	5.2	17.4	19.1
Price/cash flow ratio[8]	factor	2.5	2.0	1.3	2.0	1.1
Dividend yield						
ordinary share	%	2.2[9]	2.5	3.7	2.4	3.1
preferred share	%	4.0[9]	3.9	5.4	3.9	4.5
Price development (excluding dividends)						
ordinary share	%	−0.6	−5.7	−33.8	27.1	−24.5
preferred share	%	−0.9	9.9	−28.3	15.0	−15,1

Turnover on German stock exchanges[10]		2000	2001	2002	2003	2004
Turnover of Volkswagen ordinary shares	billion €	20.2	23.9	26.3	23.9	24.3
	million shares	407.7	467.9	553.1	641.1	682.0
Volkswagen share of total DAX turnover	%	2.2	2.7	3.3	3.2	3.1

[1] Figures for the years 2000 to 2003 relate to dividends paid in the following year. For 2004, the figures relate to the proposed dividend.
[2] Excluding 41,719,353 treasury shares.
[3] Xetra prices.
[4] Restated.
[5] See note 10 to the financial statements (Earnings per share) for the calculation.
[6] Based on the weighted average number of outstanding ordinary and preferred shares outstanding (basic).
[7] Based on the total number of ordinary and preferred shares on December 31.
[8] Using closing prices of the ordinary shares.
[9] Dividend yield shown without tax credits to enhance comparison.
[10] Order book turnover on German exchanges.

WORLDWIDE INVESTOR RELATIONS ACTIVITIES IN 2004


North America
112
Europe[1]
384
Asia
79

Contact/Topic	Number
Investors	475
Analysts	100
Total	**575[2]**
of which: equities	462
bonds	113

[1] Of which Germany 137.
[2] Of which 101 with participation of members of Board of Management/senior brand managers.

CORPORATE PRESENTATIONS ON FINANCIAL AND STRATEGIC TOPICS

During the year, investor presentations were held at all the major financial centers in Europe, North America and Asia. We also organized a large number of events at our company locations worldwide; we witnessed a growing interest in China and Eastern Europe. Among the high points of the year were the International Investor Conference in Wolfsburg and the Strategy Meetings in London and Wolfsburg. We also used worldwide conference calls to discuss our interim reports and current topics.

During 2004, we worked together with Group Treasury and other divisions to arrange over 500 events for our investors and analysts. Members of the Board of Management and representatives of top management regularly attended these events. An overview is given in the chart above.

PRODUCT-SPECIFIC EVENTS

Our Investor Relations team was also active at the most important international Motor Shows, such as the North American International Auto Show in Detroit, the Geneva Motor Show and the Mondial de l'Automobile in Paris. As well as conducting presentations and stand visits, we also held one-on-one meetings. Many analysts and investors take advantage of the opportunity to take test drives and assess the performance of Volkswagen Group products for themselves. The focus of attention in 2004 was the Audi A6, the SEAT Altea, the Škoda Octavia and the Golf GTI.

ANNUAL GENERAL MEETING

A total of 34.8% of the voting capital was represented at the Annual General Meeting on April 22, 2004. A large number of shareholders again made use of the facility to vote by authorized proxies of Volkswagen AG. We will again be offering this facility for this year's Annual General Meeting to be held on April 21, 2005 at the Congress Centrum Hamburg. All shareholders of Volkswagen AG will receive further details together with their AGM documentation packs.

NEW ISSUES

The Volkswagen Group uses the entire range of its globally established money and capital market instruments to raise new financial resources. This enables us to generate the additional capital needed for the expansion of our financial services activities and to replace maturing debt. In June 2004, we arranged our first ever private placement in the USA with a total volume of USD 660 million in order to finance our business activities there. The issue was

divided into various tranches and maturities, and has been particularly useful in broadening our investor base. In the same month, following the renewal of our group-wide commercial paper backup line, we transferred our US syndicated loan facility to Europe and incorporated it into our existing €16 billion syndicated loan facility. In addition, in September 2004 we conducted another asset-backed securities transaction in the USA with a volume of USD 1.5 billion.

In addition to numerous private placements under the Volkswagen Group's available European debt issuance programs, we launched a €2.5 billion benchmark bond in July 2004 through Volkswagen Financial Services AG. In November, we arranged the first public subordinated loan for Volkswagen Bank GmbH in the amount of €750 million. In total, we raised around €11 billion as part of our European debt issuance programs.

Two further asset-backed securities transactions were also major events in our financing activities for 2004. In October, Volkswagen Leasing GmbH raised €1 billion using this method, while Volkswagen Bank GmbH financed €1.2 billion in the same way in November. In addition, we launched a public issue in the Japanese capital market in November, in which we placed a total volume of JPY 50 billion in two tranches.

RATINGS

The leading ratings agencies Standard and Poor's and Moody's Investors Service updated their credit ratings for Volkswagen AG in 2004. Both agencies downgraded their long-term and short-term ratings.

At the same time, the credit ratings of Volkswagen Financial Services AG and Volkswagen Bank GmbH were also reviewed by the same ratings agencies. In the past, these had been awarded the same ratings as Volkswagen AG. In 2004, Moody's Investors Service departed from this practice for the first time and awarded Volkswagen Bank GmbH a higher rating for short-term and long-term deposits; on the other hand, it lowered the rating outlook from 'stable' to 'negative'.

The table below gives an overview of our current ratings.

The Investor Relations teams in Wolfsburg and London are available for queries and suggestions.

Wolfsburg office
Phone +49 (0) 53 61 9-4 98 43
Fax +49 (0) 53 61 9-3 04 11

London office
Phone +44 20 7290 7820
Fax +44 20 7629 2405

E-Mail investor.relations@volkswagen.de

RATINGS

	Volkswagen AG		Volkswagen Financial Services AG		Volkswagen Bank GmbH	
	2004	2003	2004	2003	2004	2003
Standard & Poor's						
short-term	A–2	A–1	A–2	A–1	A–2	A–1
long-term	A–	A	A–	A	A–	A
Outlook	negative	negative	negative	negative	negative	negative
Moody's Investors Service						
short-term	P–2	P–1	P–2	P–1	P–1	P–1
long-term	A3	A2	A3	A2	A2	A2
Outlook	negative	negative	negative	negative	negative	stable

Measure performance – Control activities – Add value

Responsibility underpins our use of corporate resources – especially financial resources. Our target is to continuously grow our enterprise value and thus preserve our independence.

VALUE CONTRIBUTION AS A CONTROL VARIABLE

Value contribution* is a control variable linked to the cost of capital which enables us to measure the performance of the Automotive Division and its constituent business units, as well as of our individual products and projects. The concept of value contribution also enables us to manage business units and investment projects – principally product-related projects – at both operating and strategic levels. By this we mean that projects and products are developed on the basis of their planned and actual value contributions, and are therefore aligned to a consistent set of targets. Value-based managment thus ensures the efficient deployment of all resources in the Company.

This efficient use of resources in the Automotive Division is the foundation for achieving our overarching goal: to create continuous and sustainable growth in the value of the Volkswagen Group. Only an adequate earnings power can guarantee our independence and secure us the financial scope needed to be able to finance future projects using the capital markets.

COMPONENTS OF VALUE CONTRIBUTION

Value contribution is derived from two figures: operating profit and opportunity cost of capital. Operating profit is the indicator we use to assess the economic performance of the Automotive Divsion. In order to arrive at a figure for profit after tax, an overall average tax rate of 35% was calculated on the basis of the differing international tax rates applied to Volkswagen AG and its subsidiaries.

The opportunity cost of capital is the product of invested capital and the cost of capital. Invested capital is defined as total operating assets (property, plant and equipment, intangible assets, inventories and receivables) less non-interest bearing liabilities (trade payables and payments on account received). The concept of value-based management is applied exclusively to our operating business activities. Assets relating to investments in subsidiaries and associates and the investment of cash and cash equivalents are therefore not taken into account in calculating invested capital. The return on these assets is reflected in the financial result.

The cost of capital determines the required rate of return applied to invested capital. It is calculated as the weighted average of the required rates of return on equity and debt. The cost of equity is

*The value contribution corresponds to the Economic Value Added (EVA®). EVA® is a registered trademark of Stern Stewart & Co.

determined using the Capital Asset Pricing Model (CAPM). This model uses the yield on long-term Bunds as the risk-free rate, and also applies the general and specific risk premium attaching to investments in the equity market. The cost of debt is based on the average yield for long-term debt. Both costs of capital are calculated after tax. In 2004, the effective cost of capital for the Volkswagen Group derived from the capital markets on this basis was 7.7%.

The return on investment is calculated from the ratio of operating profit after tax to invested capital. It denotes the return on invested capital for a particular period (ROI). The target rate defined for the Automotive Division based on long-term capital market data is 9%.

More information on the financial control variables of the Volkswagen Group is available on the Internet at www.volkswagen-ir.de.

CALCULATION OF VALUE CONTRIBUTION

The value contribution is arrived at by subtracting the opportunity cost of the invested capital from the operating profit after tax. The value contribution of the Automotive Division in 2004 was €–2,678 million (€–2,190 million). This figure reflects in particular the adverse effects on earnings of negative exchange rate movements, higher sales promotion costs and increased depreciation of property, plant and equipment resulting from the renewal of the product range. Upfront expenditures relating to the ForMotion program were also a factor. In addition, our preparations for modernizing the product range again required a higher level of invested capital.

COST OF CAPITAL
AUTOMOTIVE DIVISION

%	2004	2003
Risk-free rate	3.8	3.9
DAX market risk premium	6.0	6.0
Volkswagen-specific risk premium (Volkswagen beta factor)	0.3 (1.05)	–0.3 (0.95)
Cost of equity after tax	**10.1**	**9.6**
Cost of debt	4.5	4.5
Tax (average rate 35%)	–1.6	–1.6
Cost of debt after tax	**2.9**	**2.9**
Proportion of equity	66.7	66.7
Proportion of debt	33.3	33.3
Cost of capital after tax	**7.7**	**7.4**

VALUE CONTRIBUTION
AUTOMOTIVE DIVISION

€ million	2004	2003[1]
Operating profit shown in segment reporting[2]	569	649
Share of operating profit of Chinese joint ventures	222	561
Tax expense (average rate 35%)	–277	–424
Operating profit after tax	**514**	**786**
Invested capital	41,458	40,221
Return on investment (ROI) in %	**1.2**	**2.0**
Cost of capital in %	7.7	7.4
Cost of invested capital	**3,192**	**2,976**
Value contribution	**–2,678**	**–2,190**

[1] Restated.
[2] See notes to the consolidated financial statements on pages 64 to 65 of the "Figures-Data-Facts" section of the Annual Report.

Good practice and responsible corporate governance

Transparency is the basis for trust: This is why the individualized remuneration of Board of Management members and Supervisory Board members will be disclosed in future, meaning that all recommendations of the German Corporate Governance Code have been implemented.

RECOGNIZED STANDARDS ARE OUR BENCHMARK

Awareness of the need for good corporate governance and management control has increased noticably in recent years. The management activities of the Volkswagen Group are based on the German Corporate Governance Code. The most important statutory provisions are summarized in the Code, together with the standards of good practice and responsible corporate governance elaborated by the Government Commission. By adhering to these recognized standards, we are acting in the interests of all interest groups in the Company. This applies in particular to German and international investors, who are placing ever greater emphasis on transparent, responsible management and control of companies.

DECLARATION OF CONFORMITY

The Board of Management and Supervisory Board of Volkswagen AG declared in November 2004 that they had largely complied with the recommendations of the Government Commission on the German Corporate Governance Code as issued on May 21, 2003, and that they would continue to comply with these recommendations. However, they included a reservation that the remuneration paid to the members of the Board of Management (article 4.2.4, clause 2 of the Code) and the remuneration paid to the members of the Supervisory Board (article 5.4.5, subsection 3, clause 1 of the Code) had not in the past been disclosed individually in the notes to Volkswagen's consolidated financial statements. Owing to the growing importance of this individualization in the eyes of the public, however, both executive bodies have now resolved to disclose the individualized remuneration of the Chairman of the Supervisory Board and the Chairman of the Board of Management in the notes to the consolidated financial statements for fiscal year 2004 (see pages 102 ff. of the Figures – Data – Facts section of the Annual Report). For fiscal year 2005, the remuneration paid to all other Supervisory Board members and Board of Management members will also be published individually in the consolidated financial statements. This means that the Supervisory Board and the Board of Management will then also comply with the German Corporate Governance Code in this respect. The joint declaration of conformity by the Board of Management and the Supervisory Board pursuant to section 161 of the German Stock Corporation Act (AktG) has been made permanently available to the public on our company website at www.volkswagen-ir.de.

As in the previous year, Volkswagen AG largely complied with the suggestions of the Code. However, we do not intend to broadcast the Annual General Meeting on the Internet (article 2.3.4 of the Code). This is in order to preserve the privacy of the individual shareholders. Future speeches made by the Chairman of the Supervisory Board and the

Chairman of the Board of Management will also be broadcast directly and the content of the speeches made available on the Internet at the same time. However, we do not deem it necessary to implement the facility recommended by the Code to allow absent shareholders to communicate with their proxies while the Annual General Meeting is in progress (article 2.3.3, clause 3, sub-clause 2 of the Code), since, as already indicated, the Annual General Meeting will not be broadcast on the Internet in its entirety. As before, the suggestion made in the Code to the effect that long-term performance should be taken into account in setting the remuneration of the Supervisory Board (article 5.4.5, subsection 2, clause 2 of the Code), and that one-time variable components tied to business performance should be taken into account when setting the remuneration of the Board of Management (article 4.2.3, clause 2 of the Code) have not been implemented by Volkswagen AG. The outcome of the expert discussion on this matter will be awaited before any further decisions are made.

On December 6, 2004, the Board of Management and Supervisory Board of AUDI AG also submitted their declaration of conformity pursuant to section 161 of the German Stock Corporation Act (AktG). They declared that they had complied with the recommendations of the Code as issued on May 21, 2003, and that they would continue to comply with these recommendations. However, they also included a reservation that the remuneration paid to the members of the Board of Management (article 4.2.4, clause 2 of the Code) and the remuneration paid to the members of the Supervisory Board (article 5.4.5, subsection 3, clause 1 of the Code) are not disclosed individually in the notes to the consolidated financial statements. The declaration of conformity was published on the company's website at www.audi.de. With regard to the suggestions of the Code, the reservations made for Volkswagen AG also apply to AUDI AG.

COOPERATION BETWEEN THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD

The Board of Management provided the Supervisory Board with regular, complete and timely verbal and written reports on issues relating to the development of business and corporate planning, including the risk situation and risk management. Further information can be found in the Report of the Supervisory Board in this section of the Annual report on pages 4 to 7.

REMUNERATION OF THE SUPERVISORY BOARD AND BOARD OF MANAGEMENT

More detailed information on the remuneration of Board of Management members and Supervisory Board members can be found in the notes to the consolidated financial statements in the Figures – Data – Facts section of the Annual Report (pages 102 to 104).

RISK MANAGEMENT

Details regarding risk management can be found in the chapter entitled "Risk report" in the Figures – Data – Facts section of the Annual Report (pages 30 to 34).

COMMUNICATION AND TRANSPARENCY

Shareholders are notified regularly about key dates by means of a financial calendar that is published in the Annual Report, interim reports and online at www.volkswagen-ir.de. At the Annual General Meeting, shareholders have the options to exercise their voting rights in person, through a proxy of their choice, or by nominating an authorized Company proxy.

All ad hoc disclosures are published on our Investor Relations website. Further information relating to Volkswagen AG can also be found on this homepage.

The appointments of Board of Management members and Supervisory Board members to supervisory bodies can be found in the Figures – Data – Facts section of the Annual Report (pages 110 to 113).





MOBILITY – DARE TO DREAM

THINKING TODAY ABOUT WHAT WILL BE MOVING THE DAY AFTER TOMORROW: THE ROAD TO THE FUTURE MEANS HAVING NEW IDEAS AND IMPLEMENTING THEM SYSTEMATICALLY.




Audi

»Mobility means flexibility – and only flexible thinking allows you to dream. The complex challenges of the future demand new and original solutions. But that means you have to be willing to redefine the limits.«

WALTER DE'SILVA

Head of Design
Audi brand group


B AL 32


Audi

AUDI – VISIONS OF MOBILITY

>> Youngest vehicle fleet in the premium segment unveiled
>> Reason to celebrate: Fourth victory at Le Mans and 25 years of the quattro

To be a trendsetter, you need to think in the present and act for the future. Audi has been systematically renewing its product range for two years, focusing on further developing design and technical content. Audi renewed key components of its product range in 2004: the A8 twelve cylinder[1], the A6 saloon, the A3 Sportback and the A4 range featuring the saloon, Avant and S models. Audi is clearly focused on its goals: to strengthen the brand's appeal and further improve its market position. Customers and expert testers confirm that Audi's latest products exactly reflect the "Vorsprung" that underpins the brand.

Innovation in technology and design: the Audi A6 saloon is exciting, elegant and powerful. The A6 marks Audi's move toward a forward-looking design language, in which the new generation of TDI engines and six cylinder petrol engines[2] plays a key role. They are used in the A6 for the first time in combination with a six-speed gearbox.

Deploying new concepts to stay one step ahead: the Audi A3 Sportback represents a completely new automobile segment. It combines the concept of the Avant with the elegance of a sports coupé. This second element of the A3 series clearly stands out as a separate model and conveys the dynamism of the Audi brand.

The new Audi A4 also makes a sporty, self-confident statement. The new generation of this Audi bestseller has been delivered to customers since November 2004. The new A4 has strengthened the sporty side of its character, featuring state-of-the-art FSI and TDI engines, a completely redesigned chassis, and equipment that was previously available only in the premium segment.

In motor sport, Audi benefited primarily from its technology lead in 2004: after victories in 2000, 2001 and 2002, Audi won the Le Mans 24 Hours for the fourth time last year – something only a few brands have achieved in the 81 years since the first race. These successes would not have been possible without the innovative turbo FSI engine. In addition to the drivers' expertise, the key reason for Audi's victory was its ability to drive faster than its rivals while making fewer fuel stops. On top of this, victory in the individual, brand and team classes in the DTM (German Touring Car Championship) ensured that 2004 was one of the most successful years in motor sport ever in the long history of Audi.

Another of Audi's major success stories is its quattro technology, which will be 25 years old in 2005. The permanent four-wheel drive quattro ensures that the engine's high tractive power safely handles the road. In 1980, Audi introduced a vehicle at the Geneva Motor Show whose name has come to symbolize unique success: Audi quattro. It has celebrated countless victories on rally courses around the world, and more than 1.8 million quattro models have been built to date. One in four Audis now sold is a quattro. quattro is a symbol of how, at Audi, vision drives automotive progress.




A3

The new Audi A3 Sportback

»THE AUDI A3 SPORTBACK COMBINES THE CONCEPT OF THE AVANT WITH THE ELEGANCE OF A SPORTS COUPÉ.«

[1] Fuel consumption in l/100 km: urban 20.5 to 21.5; extra-urban 9.9 to 10.9; combined 13.8 to 14.8; CO_2 emissions in g/km: 331 to 355.

[2] Fuel consumption in l/100 km: urban 14.3 to 16.9; extra-urban 7.1 to 8.2; combined 9.7 to 11.1; CO_2 emissions in g/km: 233 to 266.

MOBILITY – GOING YOUR OWN WAY

STYLE IS A QUESTION OF ATTITUDE. SELF-CONFIDENCE AND SUBTLE EXTROVERSION ARE AN EXPRESSION OF CLEAR, ORIGINAL IDEAS.




F SE 604


SEAT

»I associate mobility with the search for inspiration. In my job, I'm always on the look-out for new forms and innovative concepts – especially off the beaten track. This helps me to create something special. And that's my lifestyle.«

FLOCELO PUIG
Showroom architect












SEAT – PASSION IN ITS GENES

>> Sporty and unconventional: The Altea points the way for the design of future models
>> The second vehicle of the new era: The exceptionally versatile Toledo

SEAT never fails to cause a sensation. Since joining the Audi brand group, the Spanish automobile manufacturer has become even more resolute in its approach. Extrovert in appearance with all-round sportiness and the cream of technical features – SEAT defies convention to offer customers its own unique brand of mobility. Whether on the way to work in the morning, off to the beach in the afternoon or out to the nightclub in the small hours – with a SEAT, you remain true to your individuality. "A passion for life" is the message conveyed by the fiery Spanish brand: auto emoción.

The first taste of the new SEAT era comes in the form of the Altea. With its lean, sporty form, it points the way for the design of all future SEAT models. The confident profile of the model is underscored by the unmistakable front end with its eagle eyes and the powerful, chrome-rimmed radiator grille. The dynamic lines rise from the spoiler, flowing upwards across the front wings to the sides of the vehicle to create a side view that will also be reflected in future models.

The Altea is the first SEAT to be developed since the Spanish brand was integrated within the Audi brand group in 2002. At the same time, the arrival of the Altea on the market also ushered in a new vehicle class, a uniquely versatile sports car known as the Multi Sport Vehicle (MSV). The MSV vehicle concept combines innovative design with a variable interior, sporty equipment features, outstanding performance and superior driving characteristics.

A wide range of technical innovations combine to make this attractive model into a veritable gem. These include the new generation of engines with FSI technology, the sporty yet comfortable DSG transmission with integrated double clutch, the multi-link rear suspension and new electromechanical power steering.

With the daring design for the Altea, which received several awards, SEAT has really 'hit the spot' with customers. The Altea has a sufficiently rich heritage to establish itself as an important a model as the Ibiza, which this year celebrates its twentieth birthday with sales in excess of 3.3 million.

The second important new model of the year was the Toledo, which was presented for the first time to the international public at the Paris Motor Show and launched in the market at the end of 2004. The third generation of this sporty notchback saloon sets new standards in its segment in terms of versatility, functionality and roomy interiors. With its enviable spaciousness, the Toledo is designed primarily with young and active families in mind.

When it comes to style, the Toledo knows no compromise. Building on the attractive design of the Altea, this is the second vehicle belonging to the new SEAT era. Characteristics such as the shape of the notchback, the dynamic side panel lines, the visually powerful radiator grille and expressive headlights contribute to the vehicle's distinct and extrovert look. With the Toledo, SEAT has succeeded in redefining the notchback concept of an attractive mid-class saloon with a sporty, elegant character.





The SEAT Altea

»WITH ITS LEAN, SPORTY FORM, THE ALTEA POINTS THE WAY FOR THE DESIGN OF ALL FUTURE SEAT MODELS.«

MOBILITY – WITHOUT IT, THERE WOULD BE NO PROGRESS IN ANY SENSE

BEING MOBILE IS ALSO A QUESTION OF ATTITUDE. IT ALLOWS US TO COMBINE FORM AND FUNCTION TO UTTER PERFECTION – TO CREATE A WORK OF ART.







»Without mobility there would be no art, and certainly no design. No other cars come as close to art as these dream-machines. They know they're different and emphasize it with their extreme appearance. The ultimate form of movement finds its expression in this ›rolling sculpture‹.«

PROF. DR. FLORIAN HUFNAGL
Director of the Pinakothek, Munich















LAMBORGHINI – RACING AHEAD OF THE COMPETITION

>> Glittering premiere for the new Murciélago Roadster
>> Munich's Pinakothek der Moderne museum pays tribute to the Lamborghini legend

"We affirm that the splendor of the world has been enriched by a new beauty: the beauty of speed". This sentence was written by Italian author and co-founder of the Futurist movement Filippo Tommaso Marinetti in 1909 in his "Futurist Manifesto". At the time, the bohemian world was mesmerized by the notion of speed. The automobile had yet to become the comfortable and useful means of everyday transport which we know today, but was rather a work of art on wheels. Driving was seen as a sensual experience. Today, Lamborghini continues this tradition, ensuring that motoring remains a sensual pleasure.

Lamborghini automobiles celebrate unbridled speed. They embody wildness, speed and power, and are every bit as proud and untamable as the bulls that serve as the trademark of the company. At the same time, a Lamborghini is a modern sculpture, with an unmistakably avant-garde design that is both radical and inspiring. No other make of car better embodies the esthetic components of mobility than the fourth quarter of 2004 in North America, the most important market for Lamborghini. Since the beginning of 2005, the Roadster has also been available in other countries where the brand is represented.

The fiery roadster conquered the automobile world immediately. An international panel of judges made up of designers, journalists, automobile





The Lamborghini Gallardo

»NO OTHER MAKE OF CAR BETTER EMBODIES THE ESTHETIC COMPONENTS OF MOBILITY.«

Lamborghini – or succeeds in elevating the automobile to an avant-garde work of art.

In recent years, the North Italian automobile manufacturer caused quite a stir among motoring enthusiasts with its Murciélago and Gallardo models. As with all Lamborghini models, these were named after a breed of fighting bulls. The Murciélago Coupé has been on the market since late 2001 and was joined last year by the open-top version – every bit as fast, powerful and extreme as the Coupé itself. This is also in line with the time-honored Lamborghini tradition – from the 350 GTS and the Miura all the way to the Diablo, the manufacturer has regularly matched its high-performance cars with a corresponding roadster model. The Murciélago Roadster was initially launched in historians and art historians voted the Murciélago Roadster top of its class in the 'L'automobile più bella del mondo' design awards honoring the "most beautiful car in the world". The previous year, the Gallardo had won the very same award, again shortly after being launched on the market. The more compact Lamborghini is a sports car in the classic sense of the word: extremely low, lithe and powerful."The Gallardo is more than a super sports car – it is pure Nirvana."

Given the level of enthusiasm about the peerless beauty of Lamborghini, it will come as no surprise to learn that the Pinakothek der Moderne museum in Munich held an exhibition last year which was devoted entirely to these icons of the automobile world: "The legend of Lamborghini".

Assuming social responsibility

>> Sustainability is the benchmark for a forward-looking corporate policy
>> Social commitment reaps rewards

SUSTAINABILITY AT VOLKSWAGEN

Sustainability is one of the seven Volkswagen Group Values. It means that our activities are determined by thinking that is oriented on a long-term view, a prudent approach to the use of natural resources and a socially responsible attitude towards employees and other social partners. This is because we have long since been aware that long-term success is founded on a healthy balance of economic, ecological and social objectives.

GLOBAL COMPACT

The UN Global Compact Initiative was launched in 1999 by UN General Secretary Kofi Annan (see also www.unglobalcompact.org). In the Global Compact, companies endorse internationally valid, common values relating to human rights, working conditions and practices, environmental protection and the prevention of corruption. In 2002, in a declaration on the Global Compact, we formulated the principles of sustainable development for the Volkswagen Group. Since then, we have lent our express support to the Global Compact and are particularly active in the German network of Global Compact Friends. Our programs for combating Aids at our locations in South Africa and Brazil were published by the Global Compact Learning Forum in the case study "Volkswagen in the global war against Aids" as an example of corporate best practice.

The Global Compact model is reflected in our guidelines for the environmental and social sectors. For example, in fall 2004, we signed an "Occupational Safety Policy Agreement" with our worldwide Group Works Council in conjunction with the International Metalworkers' Federation (IMF). This agreement demonstrates our goal to firmly establish these occupational safety structures already in place in Europe throughout our other international locations by implementing a systematic management system.

GLOBAL REPORTING INITIATIVE (GRI)

Within the framework of the Mobility Forum of the United Nations Environment Program (UNEP), we have been working together with other international automobile manufacturers since 2000 on the question of global environmental protection and sustainable mobility. One forum project concerned the development of an automotive model for external company reporting on the question of sustainability in cooperation with the Global Reporting Initiative (GRI). We adhered to this model when preparing our Environmental Report 2003/2004 and in reports published on the Internet.

OECD GUIDELINES

Volkswagen's global activities reflect the "Guidelines for Multinational Enterprises" drawn up by the Organization for Economic Co-operation and Development (OECD) that were adopted in June 2000 (see www.oecd.org). To date, these guidelines constitute the only comprehensive corporate code of behavior to be accepted at intergovernmental level, encouraging companies to speak up for internationally agreed trade union and human rights, for environmental and consumer protection, and to support the fight against corruption.

ECONSENSE

Volkswagen is also a founder member of "econsense", a forum for the sustainable development of the German economy that has been in existence since 2000. In this forum, leading companies work together to pool existing industrial expertise in the area of sustainability and to help shape the social sustainability process. In October 2004, the annual forum conference – at which Volkswagen was an active participant – addressed the issues of Corporate Social Responsibility (CSR) and product policy. In addition, in March 2004 we joined forces with econsense and the Federal Ministry of Health and Social Security (BMGS) to conduct a workshop entitled "Enabling, not patronizing – integrating disabled persons in the interests of sustainability" and to discuss examples of good company practice.

GLOBAL BUSINESS COALITION ON HIV/AIDS

As well as participating in the aforementioned health-related projects, we are also an active member of the international organization "Global Business Coalition on HIV/AIDS". This is a rapidly growing alliance of international companies which have come together to combat the Aids problem. The activities of the organization are focused primarily on implementing preventive and health measures, increasing the effectiveness of Aids programs and lobbying state and political institutions.

WBCSD AND SUSTAINABLE MOBILITY 2030

Under the auspices of the World Business Council for Sustainable Development (WBCSD), a total of twelve international companies, including Volkswagen, have initiated a project aimed at finding solutions for sustainable mobility in 2030. The point of departure for this project was the realization that, if current trends in road traffic continue, the cost in terms of social, ecological and economic effects will be unacceptably high. The project concluded by outlining the cornerstones of a sustainable mobility concept as defined in the following seven targets:

- Reduce conventional emissions from transport
- Reduce greenhouse gas emissions
- Reduce significantly the number of transport-related deaths and serious injuries worldwide
- Reduce transport-related noise
- Mitigate traffic congestion
- Narrow mobility divides that exist within all countries and between the richest and poorest countries
- Improve mobility opportunities

Above all, the study stresses the need for cooperation between industry, government and society in general. Further activities are currently being discussed by the member companies (see www.wbcsd.org).

FAIR TRADE

In 2004, we lent our support for the third time to the national "Faire Woche" [Fair Week] campaign in Germany, which is organized by the "Fairer Handel Forum" [Fair Trade Forum] and the Federal Ministry for Economic Cooperation and Development (BMZ). Our involvement in this campaign is not only a prime example of the Global Compact Initiative in action, but also of the notion of "sustainability" as set out in our Group Values. Since 1999, TransFair and the Fair Trade company gepa Fair Handelshaus have sold well over 200,000 articles such as coffee, orange juice and tea in our company restaurants and self-service shops. TransFair is a social alliance of 40 sponsors comprising church organizations and

organizations involved in development aid policy, environmental protection and consumer protection. The TransFair seal guarantees both organic produce for consumers and a fair price for producers.

READY4WORK

ready4work, an initiative that was established in May 2004 by Volkswagen together with a number of other Wolfsburg-based companies, aims to bring about a permanent reduction in unemployment among young people. In order to reach this goal, the initiative offers a well-rounded selection of instruments and a comprehensive concept with innovative ideas for financing additional apprenticeships. In this way, young people who are put at a disadvantage by the current shortage of jobs and apprenticeships will be given the chance to take the first steps towards a suitable and challenging career.

STATE AID FOR PROJECTS

The Volkswagen Group operates over 20 locations in EU regions that are considered by the EU Commission to be particularly eligible for assistance. We contribute to the economic development of these disadvantaged areas by investing money and transferring know-how. Our projects in Portugal, Spain, eastern Germany and four of the new EU member states (Poland, Czech Republic, Slovak Republic and Hungary) are supported by subsidies from the European Regional Development Fund (ERDF) and national programs. Furthermore, companies belonging to the Volkswagen Group are actively involved in a wide range of innovative training projects and research and development projects that are supported by the EU.

Further information on the topic of Society can be found on our website www.mobilitaet-und-nachhaltigkeit.de.

SPORT SPONSORING BY VOLKSWAGEN GROUP BRANDS

In the field of sport sponsoring, our Group brands have focused on a number of specific areas and developed an individual profile.

Volkswagen

In harmony with its core values, the Volkswagen brand supports above all sporting events that convey zest for life, friendliness and intrinsic value of the brand. In 2004, Volkswagen lent its loyal support to a great many international, national and regional sporting events – in particular soccer, horse racing and biathlon events – both at Volkswagen locations and in its various sales regions.

Audi

The sport sponsoring strategy for the Audi brand is geared towards two main areas – winter sports and soccer. In the case of soccer, partnerships with Champions League victors serve to underline the premium quality and exclusivity of the Audi brand. The central element in Audi's winter sports involvement was the Alpine Ski World Cup, during which the brand was the title and main sponsor for a variety of events.

SEAT

The SEAT brand, which is characterized by the strength of its design and the sportiness of its models, is a committed sponsor of motor sports and tennis. The brand's involvement in European race meetings is of great significance in the world of motor sports. SEAT works closely together with Spanish race circuits where first-class international motor sport events are held. In addition, for the past nine years, SEAT has been the main sponsor of one of the most important tennis tournaments in the ATP Tennis Tour.

Škoda

Ice hockey and cycling form the core of Škoda's sponsoring activities in the world of sport. Ice hockey sponsoring is an important tradition for Škoda, and Czech teams have been sporting the "winged arrow" logo on their jerseys since 1993. Škoda's association with cycling can be seen as a symbolic return to its roots, as the company founders, Václav Laurin and Václav Klement, started out producing bicycles in 1895.

Volkswagen Bank

In the field of financial services, the focus of sport sponsoring is primarily on regional events, and Volkswagen Bank GmbH is particularly active in supporting soccer and ice hockey. In addition, in fiscal year 2004, Volkswagen Bank GmbH sponsored a series of horse shows in the Braunschweig region. Among the other main events sponsored by the financial services provider of the Volkswagen Group were a vintage car rally through a total of nine East European countries and an international tournament of former tennis champions in Braunschweig.

Safeguarding the future – for the Group and its employees

>> Ensuring competitive jobs in Germany
>> Acquiring, preserving and passing on knowledge

COLLECTIVE WAGE AGREEMENT 2004: PLANNING STABILITY FOR 28 MONTHS

On November 3, 2004, a new collective wage agreement was reached for the employees of Volkswagen AG. The main focus was on the need to bring about a sustainable reduction in annual labor costs and to secure jobs at the six locations in Germany. It has enabled us to pave the way for the long-term objective of attaining a real reduction in labor costs of 30% or €2 billion per annum by 2011.

The pay agreement has a term of 28 months, during which time no wage or salary increases are planned. In return, it was agreed that there would be no termination of employment for operational reasons before 2011. In addition, a new bonus system based on the reported profit of Volkswagen AG came into effect on January 1, 2005.

For new employees, a new remuneration and personnel development system was introduced as of January 2005. The new system will ultimately reflect conditions in the metal and electrical industry and will be agreed in detail by the end of March 2005. In addition, the remuneration system valid for all other employees will be modernized and made more performance-oriented by mid-2006.

A further core aspect of the collective wage agreement was a significant increase in the working time flexibility of individual employees. With working time accounts that can now vary from +/– 400 hours, we can increase job security and minimize overtime pay.

With our "demographic working time" concept, we will also continue to offer employees the option of early retirement. As part of the collective wage agreement, it was agreed that employees would contribute at least 66 working hours a year to a lifetime account ("time asset bond").

Reducing pay levels for new apprentices permits us to finance an annual total of 185 additional apprenticeships at our subsidiary, AutoVision GmbH. This is one of the ways in which we can help to ease tensions in the apprenticeship market.

GROUP VALUES AND GROUP GUIDELINES: THE KEY TO MORE EFFECTIVE COOPERATION

The Group Guidelines and Group Values form the basis for our corporate culture and effective cooperation across the Group. To ensure the future success of our Group, it is of fundamental importance for all processes and activities to be

oriented towards these values. At the end of 2003, we adopted the values and guidelines and launched a wide range of activities across the Group with a view to establishing them. We conducted employee surveys on corporate culture and held workshops at which participants were actively involved with the research findings and the guidelines. Central to our current activities is the need to establish the guidelines firmly in everyday working life across the Group.

INNOVATIVE APPROACHES FOR USING AND PROMOTING KNOW-HOW

A key factor contributing to the market success of the Volkswagen Group is the know-how of over 340,000 employees. In order for us to differentiate ourselves more effectively from the competition, our employees develop and disseminate their knowledge in such a way that it is always available where it is required. To this end, we make use of a wide range of integrated knowledge management tools and processes that we have already established in many areas of the Group.

EMPLOYEES' IDEAS SPUR ON THE FORMOTION PROGRAM

Our ideas management process is used to encourage our employees to further improve their working environment. Building on their experience, know-how and creativity, they have already succeeded in developing a wide range of ideas for optimizing our products, procedures and business processes. The proposals submitted via the ideas management program made a significant contribution to the success of the ForMotion program in the year under review.

In 2004, the employees at the European plants submitted a total of 76,492 suggestions for improvements. After being examined by the relevant specialist departments, 38,180 of these were implemented, leading to savings of €132.6 million. The employees themselves also benefited directly from their wealth of ideas, with €18.9 million being awarded in total.

SCIENCE AND BUSINESS: THE VOLKSWAGEN AUTOUNI

Established in 2002, the Volkswagen AutoUni is one of numerous future-oriented projects being undertaken by the Volkswagen Group. Above all, the AutoUni is characterized by its newly designed interdisciplinary programs as well as its international outlook. The aim of the project is to offer students comprehensive personal and skills development. The courses and curricula offered by Volkswagen AutoUni are primarily geared towards selected specialist and managerial employees within the Volkswagen Group. At the end of 2005, these employees can sign up for a masters degree in "Sustainable Mobility". With its unique concept for innovation research, the AutoUni systematically channels innovative ideas into the company from external sources, while at the same time drawing on the intellectual capital of Volkswagen.

AUTO 5000 GMBH: A FLEXIBLE CONCEPT FOR AUTOMOTIVE PRODUCTION

In August 2004, just eighteen months after the market launch of the Touran compact van, Auto 5000 GmbH and its young team celebrated the production of their 250,000th vehicle. The employees of Auto 5000 play a vital role in the success of the multi-variable family vehicle. Through their independent team structures where each team is responsible for its own work, they experience the "teamwork principle" every day. Furthermore, with a process-based approach to learning, they prepare themselves on site – in the factory – for future challenges. Some 1,250 employees use the opportunities for professional development governed by the collective wage agreements and have applied for the German Chamber of Commerce and Industry (IHK) certification as an "Automobilbauer" (automobile assembler). Two years after joining Auto 5000 GmbH, the first employees have already been presented with this nationally recognized certificate.

HEALTH STATUS OF MANUFACTURING PLANTS IN THE VOLKSWAGEN GROUP
AS PERCENT


2004
2003
2002
2001
2000
97.3
97.1
96.7
96.7
96.7
96,4
96,6
96,8
97,0
97,2
97,4

VOCATIONAL TRAINING: THE FUTURE OF THE VOLKSWAGEN GROUP

At Volkswagen, vocational training makes an important contribution to securing new talent for our company. For this reason, we train our apprentices in over 30 different vocational occupations. Through hands-on training in real company processes, they learn the principles of customer orientation and value creation. This training forms the basis for a smooth transition into working life at Volkswagen.

TIME ASSET MODEL AND COMPANY PENSION PLAN: A FUTURE AFTER WORK

Since 1998, Volkswagen Group employees in Germany have been using the Time Asset model as a creative and flexible means of planning their lifelong working time. This is based on time credits – such as overtime – as well as financial resources, such as bonus payments or specific pay components. These are invested in special funds. At a later stage, the amount saved and interest earned are converted back into a time credit for early retirement. With the new collective wage agreement, the value of this instrument has increased enormously. Secured by Volkswagen Pension Trust e.V., the Time Assets have earned an average annual yield of 5.7% since first being issued.

The company pension scheme – and in particular the pension fund – are of central importance for securing the future income of our employees. As with the Time Assets, its assets are held in trust by Volkswagen Pension Trust e.V. As trustors, a total of 21 companies in the Volkswagen Group used the pension fund for their company pension schemes at the end of 2004. Since the scheme was launched in July 2001, they have transferred assets to the value of €677.2 million to the pension fund. In 2004, pension payments from Group assets and appropriations to the pension fund corresponded to 6.6% (7.1%) of the Group's gross cash flow increased by these payments. Further information on pensions can be found in the notes to the consolidated financial statements in the Figures – Data – Facts section of the Annual Report (pages 91 to 94).

PREVENTION: LONG-TERM SECURITY FOR EMPLOYEES

Our wide range of prevention programs and health promotion schemes with alternating core themes are instrumental in preserving and cultivating the health and performance of our employees. These include for example the "Women's Health" project which specifically examines the health status of female employees. Another area of concern for us is the demographic change in the world of

employment and the need to cope with an aging workforce; that is why we are developing concepts and instruments that are geared towards future needs.

INTEGRATING EMPLOYEES WITH DISABILITIES

Even after the close of the European Year of the Disabled 2003 – during which we played an active role as a corporate partner – the integration of employees with disabilities continues to be of great importance to the Volkswagen Group. In December 2004, disabled persons accounted for 6.1% of the workforce at Volkswagen AG. Furthermore, we awarded contracts to the value of €15.8 million to workshops for the disabled in 2004. In this way, Volkswagen continues its tradition of helping to safeguard jobs for persons with disabilities.

In order to (re-)integrate employees with disabilities, we make use of reliable and well-established instruments. We maintain an in-house rehabilitation center and offer jobs with a high degree of flexibility that do not involve time-based targets, medical care and a workplace environment that is adapted to the needs of disabled employees. In addition, opportunities for employees with disabilities were created through our Work2Work project.

VALUE ADDED STATEMENT: CONTINUED HIGH CONTRIBUTIONS TO INTEREST GROUPS

The value added statement indicates the added value generated in the year under review by the companies as their contribution to the gross domestic product of their home countries. In fiscal year 2004, the added value generated by the Volkswagen Group was 0.6% up on the previous year's figure, or €57,500 per employee (–1.3%).

VALUE ADDED GENERATED BY THE VOLKSWAGEN GROUP

Source of funds in € million	*2004*		*2003**	
Sales revenue	88,963		84,813	
Other income	5,183		4,917	
Upfront expenditures	–76,135		–71,832	
Value added	**18,011**		**17,898**	

Appropriation of funds in € million	2004	%	2003*	%
to shareholders (dividend)	409	2.3	409	2.3
to employees (wages, salaries, benefits)	14,060	78.0	13,878	77.5
to the state (taxes, duties)	1,024	5.7	799	4.5
to creditors (interest expense)	2,211	12.3	2,218	12.4
to the Company (reserves)	307	1.7	594	3.3
Value added	**18,011**	**100.0**	**17,898**	**100.0**

* Restated.

New ideas for the environment

>> Our challenge: To make mobility and environment protection mutually compatible
>> The energy of the future: Volkswagen's fuel strategy is centered on biomass

MOBILITY AND ENVIRONMENTAL PROTECTION

Modern economies demand a high level of mobility, with the bulk of passenger and freight traffic found on the roads. As a manufacturer of vehicles, we work intensively to develop sustainable solutions for individual mobility. We see the environmental compatibility of products and manufacturing processes as being of top priority. One aspect of this is the development of modern assistance and communications systems that ease the strain on the environment by allowing drivers to avoid traffic jams and to use the existing infrastructure more efficiently.

ENVIRONMENTAL MANAGEMENT

Our environmental management bundles and oversees all environmental protection activities undertaken by the Group in line with our sustainable development model. In addition to this, we create brand-specific solutions wherever required. At international conferences, we develop measures that are geared to both local and regional situations, as well as meeting the high standards laid down by the Group. This form of global cooperation not only reflects the principle of sustainability, but also helps identify the scope for synergies and cost-cutting, as well as minimizing risk.

Another important issue in the Volkswagen Group continues to be that of energy consumption, particularly with regard to core processes. Taking into account location-specific circumstances, we have installed a network which helps to identify potential savings, to develop and implement energy consumption optimization measures and to elaborate Group-wide strategies.

The regional focus of our environmental management activities in 2004 was on our sites in China. The main aim of these activities was to save energy and ensure better water and soil protection. As well as this, efforts were made to integrate environmental protection elements into the technical development process to a greater degree, and to increase communication with the general public on environmental protection issues.

FUEL STRATEGY

Sustainable mobility is one of the most important environmental issues for the Volkswagen Group. If we wish to retain the full extent of our mobility even in the face of dwindling energy sources, we must become far less dependent on oil. At the same time, it is essential to reduce local emissions and greenhouse gas emissions that affect the climate.

We respond to these challenges with our innovative fuel strategy. The focal point for us here is the diversification of energy sources. At present, our mobility is still determined by oil-based gasoline and diesel fuel. However, a variety of raw materials – notably CO_2-neutral biomass – can be

used to generate fuel. Once the development stage has been completed and the outstanding technical and economic problems have been overcome, hydrogen from renewable energy sources can be used to power fuel cell vehicles. However, this technology is not expected to be ready for the market for at least two decades.

SUNDIESEL POINTS THE WAY TO THE FUTURE

Synthetic diesel fuel made from natural gas or coal can bring about a significant reduction in local emissions. However, a breakthrough in the reduction of emissions responsible for the greenhouse effect will only come about through the use of biomass, a CO_2-neutral source of energy that will play a major role in future energy supplies.

As with natural gas or coal, biomass can be used as a primary energy source for generating liquid diesel fuel (SunDiesel). This fuel, which is compatible with current vehicle concepts, is already available through the existing distribution network. SunDiesel, which is entirely free of sulfur and aromatics, combines synthetic fuel with the CO_2-neutral benefits of biomass. A variety of fast-growing and undemanding plants can be used as biomass, but also organic waste such as straw or waste wood. In order to develop an infrastructure for the production of SunDiesel biomass fuel in the long term as a showpiece project for Northern Europe, we have joined forces with the federal states of Lower Saxony, Brandenburg and Hessen. Parallel to this, with the support of Kassel University, we are conducting research – on a test field near Wolfsburg – into the possibilities offered by energy cropping, an approach which offers considerable advantages from both an economic and an ecological perspective.

The first fuel of this kind has been produced by our project partner Choren Industries GmbH since October 2003 at a pilot plant in Freiberg (Saxony). A second and larger plant is currently being constructed.

VOLKSWAGEN UNVEILS ITS FUEL CONCEPTS AT THE HYFORUM 2004 IN CHINA

The sustainable mobility of future generations was the main focus of attention at the HYFORUM in the Chinese capital of Beijing at the end of May. This event was an ideal opportunity for us to present our drivetrain and fuel strategy to the Chinese market as well. For China, fuel from domestic primary energy sources is a particular priority, since this will help cover the sharply rising fuel requirements in coming years. Synthetic diesel fuel has great potential in terms of air pollution control. It can be produced locally from the vast coal deposits (in which case the greenhouse gas CO_2 is separated) or alternatively from biomass. Above all, it also lessens the demand for crude oil.

In order to further reduce its dependency on imported oil, China established maximum consumption values for cars in September 2004. Owing to these directives, which take effect in two stages in 2005 and 2008, Volkswagen is also required to adapt its vehicles.

TOURAN WITH FUEL CELLS CAUSES A STIR

In mid-September 2004, we presented our fuel cell vehicle Touran HyMotion at the Road Rally organized by the California Fuel Cell Partnership (CaFCP). This partnership, whose founder members include Volkswagen AG and seven other automobile manufacturers, was established in 1999. The aim of the partnership is to test and develop fuel cell cars and to establish an appropriate fuel station infrastructure. The scene for the third Road Rally was the extremely busy Pacific Coast Highway from Los Angeles to San Diego, USA. Owing to the traffic density, the road profile and the ambient conditions, this was a very demanding test for the new technology. The fuel cell system developed by Volkswagen passed this practical test with flying colors, proving to be extremely reliable. The vehicle concept and excellent handling won over not only the representatives attending from the worlds of

politics and industry, but also media representatives and private individuals who took a test drive.

SAFE DRIVING SAVES FUEL

Fuel consumption can be minimized not only by economical vehicles but also by a defensive driving style. In this way, fuel consumption can be reduced by up to 40%. Since introducing our "SparSicherheitsTraining" program in 1996, we have been giving motorists the opportunity to develop a safe and fuel-efficient driving style. During the training program, experienced trainers give important pointers about motoring physics and alertness in dangerous situations, as well as demonstrating methods of minimizing fuel consumption when driving. By the end of 2004, over 45,000 participants had completed the basic course, with almost 6,000 taking part in 2004 alone. Since 2002, this training has been a part of an ongoing cooperation between the NABU nature conservation society and Volkswagen. The successful information events and fuel efficiency training courses held since then – entitled "Umschalten – ganz einfach Sprit sparen" [Change Up A Gear – The Easy Way to Save Fuel] – are also scheduled to take place in 2005.

CHALLENGE BIBENDUM

In October 2004, we began the Challenge Bibendum with four vehicles in the commercial center of Shanghai, China. The Challenge Bibendum was initiated in 1998 by French tire manufacturer Michelin. This year's theme was an "Information forum for pioneering drive technology". Vehicles were rated not only by environmental attributes and fuel consumption, but also by their driving characteristics, comfort, safety and noise level. Volkswagen demonstrated its technological expertise with the following vehicles:

- the Bora TDI, series-produced in China;
- the extremely fuel-efficient Lupo 3L TDI*;
- The Golf ECO.Power concept car with a combined diesel-hybrid drive; and
- the Touran HyMotion fuel cell drive, also a study.

All vehicles were run on SunDiesel with the sole exception of the hydrogen-powered Touran. With a total of eleven prizes for dynamics, emission levels, fuel-efficiency and CO_2-efficiency, we topped the board ahead of all other manufacturers.

THE VOLKSWAGEN EMISSIONS STRATEGY

The Volkswagen emissions strategy is based on two main pillars: firstly, by optimizing the combustion of our engines we aim to comply with future requirements before they become law. By 2003, more than 60% of our diesel models had already complied with the Euro 4 standard, which has only been in force since January 1, 2005. Secondly, we intend to completely reduce all exhaust gas components which have already been limited. For our diesel engine vehicles, this means reducing all gaseous pollutants (NO_X, HC, CO) and particulate emissions by 50% compared with emission level Euro 3 in order to comply with the limit values for emission level Euro 4. At the same time, we plan to fit a diesel particle filter to more and more models and engine versions, thus ensuring that the filter is established in all of our model series by 2006. The filter reduces particle emissions to a barely measurable level.

* Fuel consumption in l/100 km: urban 3.6 to 4.2; extra-urban 2.7 to 2.8; combined 3.0 to 3.3; CO_2 emissions in g/km: 81 to 88.

OPERATING COSTS FOR ENVIRONMENTAL PROTECTION AT VOLKSWAGEN AG IN 2004
SHARE OF ENVIRONMENTAL PROTECTION AREAS AS PERCENT



Water pollution control
38.2
Waste management
37.2
Air pollution control
18.4
Soil clean-up
3.0
Noise control
1.9
Conservation/landscape care
1.3
0
10
20
30
40
50
60
70
80
90
100

EXPENDITURE ON ENVIRONMENTAL PROTECTION

Expenditure on environmental protection includes investments in environmental protection facilities and operating costs for measures counteracting the damaging effects of the Company's manufacturing activities. The environmental protection facilities are primarily "end-of-pipe technologies" downstream from the production process; these are increasingly being replaced by integrated environmental protection measures. These measures avoid or minimize pollution directly at source. A prime example of this is a new ultrafiltration facility.

In terms of environmental protection in the production phase, the main investments made by Volkswagen AG are in water and air pollution control. Investments for product-related measures focused largely on reducing exhaust gas emissions.

Operating costs for environmental protection include all costs incurred by the operation of facilities or by product-related measures to protect the environment. In the year under review, operating costs for environmental protection amounted to €201.6 million, an increase of 3.4% over the previous year.

VOLKSWAGEN AG EXPENDITURE ON ENVIRONMENTAL PROTECTION

€ million	2000	2001	2002	2003	2004
Investments	27	33	32	24	16
Operating costs	190	191	187	195	202

ONE-STOP PEACE-OF-MIND MOBILITY

MOBILITY EXTENDS FAR BEYOND THE VEHICLE ITSELF. PEACE-OF-MIND MOBILITY ALSO MEANS: INNOVATIVE SERVICES FOR FINANCING, LEASING, RENTAL, NAVIGATION AND CUSTOMER SERVICE, AS WELL AS FLEET MANAGEMENT.




VISA
VOLKSWAGEN BANK direct



VOLKSWAGEN FINANCIAL SERVICES AG

»When I'm helping a caller, the most important thing for me is to find the right balance: on the one hand, you have to take the time to discover the customer's personal needs. On the other, you have to be able to identify problems quickly and offer solutions. The outcome is a choice of products or services that also genuinely meet the customer's high expectations.«

DENISE BLANK
Call center agent




VOLKSWAGEN
FINANCIAL SERVICES AG

FINANCIAL SERVICES – AUTOMOTIVE AND FINANCIAL MOBILITY FROM A SINGLE SOURCE

>> The successful formula used by our financial services companies: Innovative products and services that are precisely tailored to customers' needs

>> Interest acquired in LeasePlan Corporation N.V. is another key step on the way to becoming a global mobility services provider

There is far more to individual mobility than just an attractive car. For it to be truly effective, customers should not have to worry about financing, insuring or reselling their vehicles, or about arranging alternative transport to tide them over while their own car is being serviced. Customers would like to be able to entrust all of these aspects to a modern mobility service provider. This is an area in which our financial services companies and the Europcar group have specialized for decades. Their successful formula can be traced right back to the core of the Group's activities. The same principle applies to both automobile brands and financial services, where a company whose product range reflects customer wishes can claim to be the pacemaker in the market.

Financially attractive alternatives to cash purchase, such as leasing and loan finance, have also firmly established themselves among private customers. Informed car-buyers no longer simply base their decisions on the list price, but rather view the overall monthly costs of owning a car as being of equal, if not greater, importance. These costs should match their budget, remain relatively constant and should not run the risk of skyrocketing due to unexpected events such as vehicle loss or damage. Finally, car-buyers generally wish to have little to do with the resale of their car, meaning that reliable cost appraisal and maximum flexibility are the order of the day.

This is precisely what the Financial Services Division offers its customers. The figures speak for themselves. We now finance or lease almost one in three newly registered vehicles from the Volkswagen Group, a trend that is increasing steadily. This trend is even more pronounced among private customers in Germany, where it accounts for approximately 60% of new registrations.

The Group's financial services offering includes financing, leasing and insurance packages, modern direct banking and professional fleet management. These extensive product offerings guarantee customers peace-of-mind mobility. Furthermore, this is a major factor in increasing customer loyalty to the brands of the Volkswagen Group.

Volkswagen Financial Services AG and its business fields are constantly expanding, and the wholly owned Group subsidiary has developed into Europe's largest automobile financial services provider in an admirably short space of time. It now boasts over four million customers. It has links to companies in a total of 35 countries worldwide through equity investments and services agreements. Since last year, the company has also been active in China, the largest growth market in the automobile sector. Volkswagen Finance (China) Co., Ltd. is the first European automobile financial service provider to be based in the People's Republic of China and the first financial services company in the country to be wholly owned by an overseas automobile manufacturer. There is considerable mid- to long-term growth potential for automobile financial services in this market, since at present only approximately ten percent of car purchases are loan-financed. The Financial Services Division is also active in the North and South American markets, where it offers a wide range of services tailored to these markets.





End-to-end automobile services from a single source

»EXTENSIVE PRODUCTS AND SERVICES GUARANTEE CUSTOMERS PEACE-OF-MIND MOBILITY.«

ATTRACTIVE PRODUCT PACKAGES AND PIONEERING ALLIANCES

All financing activities relating to both new and used vehicles (both VW Group brands and others) in Germany come under the umbrella of Volkswagen Bank GmbH. From a customer perspective, the company operates as a number of different institutions: Volkswagen Bank, Audi Bank, Seat Bank, Škoda Bank and Europcar Bank. Volkswagen Bank GmbH plays a leading role in developing products and product packages across the sector. In 1996, for instance, it was the first bank affiliated with an automobile manufacturer to bring its budget-conscious three-way "AutoCredit" financing onto the market. Following an initial downpayment, customers are offered a particularly low monthly installment. The final installment is payable at the end of the contract period, at which point customers may choose one of three options – pay the final installment, initiate follow-up financing or return the vehicle to the dealer.

In addition, customers have the option of combining the "AutoCredit" package with insurance products to form a complete mobility package. To this end, Volkswagen Bank GmbH offers "Prämie *light* Plus", a package that combines "AutoCredit" with automobile insurance, follow-up guarantee insurance and residual value insurance that protects the customer in the case of unexpected events such as redundancy, incapacity for work or long-term illness – in short, peace-of-mind mobility.

The alliance with automobile association ADAC that began last year was a further important step for Volkswagen Bank GmbH in the expansion of its range of products and services. For example Volkswagen Bank GmbH offers ADAC members an attractive product package under the name "ADAC-FinanzService" for vehicle finance, particularly for used vehicles.

However, the range of products and services offered by Volkswagen Bank GmbH extends far beyond the automotive sector. Since 1990, Volkswagen Bank GmbH has held a full banking license and operates one of the leading direct banks in Germany: Volkswagen Bank *direct*. This bank has some 600,000 customers who can choose between a wide range of savings and investment products, down to online current accounts and securities trading. Volkswagen Bank *direct* never fails to set the pace in the sector, as can be seen from the introduction of its "Bankey", an electronic generator for transaction numbers (TANs) in the second half of 2004. This innovation generates six-digit TANs – at the touch of a button – that are required for authorization during online banking activities. As the principal bank of many of its customers, Volkswagen Bank *direct* not only provides mobility in the motoring sense, but also in the financial sense. In view of this, Volkswagen Bank GmbH is very much a core instrument for the Group that ensures customer loyalty.

ADVANCES IN FLEET MANAGEMENT

Another important pillar of the Financial Services Division is its leasing business, which is operated by Volkswagen Leasing GmbH and its subsidiaries Audi Leasing, SEAT Leasing, Škoda Leasing and Europcar Leasing. The specific requirements of large fleet operators are met by the Volkswagen Group in the form of a highly specialized service. As well as Volkswagen Leasing GmbH, a further company – Europcar Fleet Services GmbH – was established specifically to serve the needs of fleet operators with various makes of vehicles. Both companies offer extensive and tailored services in the area of fleet planning, management and controlling.

In 2004, Volkswagen AG – together with two co-investors – acquired Dutch company LeasePlan Corporation N.V. through a specially formed joint venture. The prominent international partners in the acquisition of LeasePlan Corporation N.V. were the





Europcar rental car

»EUROPCAR IS ANOTHER FINANCIAL SERVICES PILLAR WITHIN THE VOLKSWAGEN GROUP.«

Saudi-Arabian Olayan Group and the Mubadala Group from Abu Dhabi. Both of these long-term investors have a proven track record in investments in the finance and services sector.

LeasePlan is the European leader in multi-brand fleet management and plays an active and influential role on the international market. The company manages over 1.2 million vehicles and boasts a successful range of products, efficient process design and a high level of expertise in the marketing of used vehicles.

This acquisition sees the Volkswagen Group reaching a crucial milestone in its strategic and systematic positioning as a mobility group. By doing so, the Volkswagen Group is making significantly more intensive and sustainable efforts to create value in this sector and is exploiting opportunities in the area of automotive services. Since multi-brand fleet management is one of the core competencies of Volkswagen Financial Services AG, the Volkswagen Group's 50% share in LeasePlan was transferred to the Financial Services Division, where it is now held by Volkswagen Bank GmbH.

NUMBER ONE IN THE SHORT-TERM RENTALS SEGMENT

Europcar, one of the largest car rental firms in the world, is another pillar in the Volkswagen Group's Financial Services Division. Measured by the various key performance indicators in the car rental sector – revenue, profit, size of hire car fleet and number of rental outlets – the Europcar group is now the leader in the short-term rental segment. Although Europcar pursues a multi-brand strategy, it can still realize synergies effectively, for example by introducing new Volkswagen models.

BUSINESS LINES AND MARKETS

With our multi-brand strategy, we address highly diverse customer groups

GROUP STRUCTURE

The main activities of the Volkswagen Group are concentrated in the Automotive and Financial Services Divisions. The Automotive Division develops, manufactures and sells vehicles. The Financial Service Division's extensive portfolio of services ranges from dealer and customer financing and leasing, through banking and insurance activities, down to vehicle rentals and fleet operations.

Our report is structured to reflect the Group's own structure. On the following pages we explain the key volume and financial data relating to the individual business lines. In addition, we present sales revenue and operating profit, based on a geographical analysis of unit sales, for the Europe/Remaining markets, North America, South America/South Africa and Asia-Pacific regions.

To enhance comparability, the analysis of operating profit by business line and market is based on figures before special items.

KEY FIGURES BY MARKET

In fiscal year 2004, the Volkswagen Group's sales revenue rose by 4.9% year-on-year to €89.0 billion. At €2.0 billion, operating profit before special items was 12.3% below the previous year.

In the Europe/Remaining markets region, sales revenue rose by 8.9% to €64.3 billion. Key factors contributing to the rise were the growing share of higher-value vehicles and increased unit sales. Operating profit increased by €470 million year-on-year to €2.7 billion.

At €13.3 billion, sales revenue in North America was 11.3% below the previous year. This was largely due to the lower sales volumes resulting from increased competition – especially in the United States – as well as shifting currency parities. Together with increased sales promotion efforts, these factors resulted in an operating loss of €907 million (€168 million).

In South America/South Africa, we increased sales revenue in 2004 by an impressive 31.4% to

VOLKSWAGEN GROUP

Division/Segment	Automotive Division				Financial Services Division	
Business Line	Volkswagen brand group	Audi brand group	Commercial Vehicles	Remaining companies	Financial Services	Europcar
Product Line/Business Field	VW Passenger Cars Škoda Bentley Bugatti	Audi SEAT Lamborghini		Financing Services	Dealer and customer financing Leasing Insurance Fleet business	Rental business

€5.5 billion. The increase resulted mainly from significantly higher unit sales on the back of the success of the new Fox in the South American market, among other factors. Operating profit rose by €287 million to €24 million. This reflected in particular the successful implementation of our restructuring measures in Brazil.

Sales revenue in the Asia-Pacific region fell by 10.8% year-on-year to €5.9 billion. The decrease can be primarily attributed to the increasingly competitive environment in China and the resulting lower unit sales. Operating profit amounted to €208 million, down approximately €300 million compared with the previous year. The primary negative influences were lower deliveries to our Chinese joint venture companies and the continued unfavorable exchange rates.

KEY FIGURES BY BUSINESS LINE

	Vehicle sales[1]		Sales revenue		Operating profit	
thousand vehicles/ € million	**2004**	2003	**2004**	2003[2]	**2004**	2003[2]
Volkswagen brand group	3,561	3,549	47,338	45,693	–44	486
Audi brand group	1,221	1,217	26,646	25,788	1,225	1,106
Commercial Vehicles	360	250	5,994	4,680	–144	–232
Remaining companies[3]			275	276	52	43
Financial Services/Europcar			8,710	8,376	926	894
Business lines before special items	5,143	5,016	88,963	84,813	2,015	2,297
Special items					–395	–692
Volkswagen Group	**5,143**	**5,016**	**88,963**	**84,813**	**1,620**	**1,605**

[1] All figures shown are rounded, so minor discrepancies may arise from addition of these amounts.
[2] Restated.
[3] Primarily AutoVision GmbH, Coordination Center Volkswagen SCS, Volkswagen International Finance N.V., Volkswagen Investments Ltd., VW Kraftwerk GmbH, Volkswagen Immobilien, gedas group, VW Versicherungsvermittlungs-GmbH, Volkswagen Beteiligungs-Gesellschaft mbH.

KEY FIGURES BY MARKET

	Sales revenue		Operating profit	
€ million	**2004**	2003[1]	**2004**	2003[1]
Europe/Remaining markets	64,259	59,021	2,690	2,220
North America	13,308	15,011	–907	–168
South America/South Africa	5,531	4,206	24	–263
Asia-Pacific[2]	5,865	6,575	208	508
Markets before special items	88,963	84,813	2,015	2,297
Special items			–395	–692
Volkswagen Group[2]	**88,963**	**84,813**	**1,620**	**1,605**

[1] Restated.
[2] The sales revenue and operating profits of the joint venture companies in China are not included in figures for the Group and the Asia-Pacific region. The Chinese companies are consolidated using the equity method, and recorded an operating profit (proportional) of €222 million (€561 million).

VOLKSWAGEN BRAND GROUP

New Volkswagen brand group models well established in the market

The Golf and Touran are leading models in their class. The trend towards high-value vehicles remained strong, with the Bentley Continental GT recording a significant increase in unit sales.

BUSINESS DEVELOPMENT

Sales of the Volkswagen brand group, including the Volkswagen Passenger Cars, Škoda, Bentley and Bugatti brands, rose by 0.4% in the year under review to 3.6 million vehicles. A total of 3.1 million vehicles (+ 0.2%) were sold under the Volkswagen Passenger Cars brand, accounting for 86.2% (86.3%) of overall brand group sales. The Golf and Touran models, which are based on the same platform, experienced a particularly strong increase in demand, with the Golf regaining its leading position in 2004 car registrations in Western Europe. The Golf has maintained this position in Germany since 1975. In the compact vans segment, the Touran was the leading model in the German passenger car market by a large margin. The Touareg luxury-class Sports Utility Vehicle again proved increasingly popular with customers. Unit sales figures for the entry-level Fox model in the South American market also increased significantly. In contrast, vehicle sales for the Bora/Jetta and Passat models declined due to the planned model change. With 449 thousand vehicles sold last year, the Škoda brand posted a gain of 1.0%. Above all, the new Octavia limousine recorded particularly strong sales. With the introduction of the Bentley Continental GT, sales of the Bentley brand grew significantly to a total of 7,411 vehicles. In 2004, the Continental GT alone sold 6,715 units. Total unit sales for the Volkswagen brand group also include 35,497 (39,908) Ford Galaxy vehicles that were also included in production, but not in customer delivery figures.

In 2004, the Volkswagen brand group produced 3.5 million vehicles (–0.7%), of which 3.0 million units (–1.1%) were produced by the Volkswagen Passenger Cars brand. A key factor in this development was the decrease in production at our Chinese joint venture companies Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. Škoda increased production to 444 thousand units (+1.4%). At 7,686 vehicles, production at Bentley approached capacity limits in 2004 and, with the Bentley Continental GT, achieved a new record.

SALES REVENUE AND EARNINGS

In 2004, the Volkswagen brand group recorded sales revenue of €47.3 billion, a gain of 3.6% over the previous year. The increase is a result of a slight

VOLKSWAGEN BRAND GROUP

	2004	2003*	%
Deliveries (thousand units)	3,523	3,526	–0.1
Vehicle sales	3,561	3,549	+0.4
Production	3,509	3,534	–0.7
Sales revenue (€ million)	47,338	45,693	+3.6
Operating result	–44	486	x
as % of sales revenue	–0.1	1.1	

* Financial data restated.

growth in sales volume and the larger proportion of higher-value vehicles. In 2004, the Volkswagen brand group recorded an operating loss of €44 million, a substantial decline from the €486 million profit in the previous year. The result was affected by increased sales promotion activities, especially in the US and Europe, as well as unfavorable exchange rates. In addition, production capacity utilization, which did not meet expectations, resulted in productivity shortfalls. These factors were only partially offset by the success of the ForMotion program's process and cost optimization measures. Within the Volkswagen brand group, operating profit at Bentley recorded particularly strong growth, attributable to the good market response to the Bentley Continental GT.

PRODUCTION

Units	2004	2003
Volkswagen Passenger Cars		
Golf	711,883	647,067
Passat/Santana	617,649	727,594
Polo	334,143	422,003
Gol	304,327	274,013
Bora	264,385	320,079
Touran	188,643	136,510
Jetta	149,000	142,422
Polo Classic/Sedan	100,331	84,272
Touareg	87,046	59,625
Fox	84,173	10,366
New Beetle Cabriolet	41,271	60,276
New Beetle	38,847	50,318
Sharan	38,583	46,051
Parati	31,433	18,855
Lupo	24,434	42,695
Phaeton	5,485	5,885
Beetle	–	7,550
	3,021,633	**3,055,581**
Škoda		
Fabia	238,830	260,512
Octavia	181,067	156,497
Superb	22,899	19,270
Fabia Praktik	1,072	1,275
	443,868	**437,554**
Bentley		
Continental GT Coupé	6,896	107
Arnage	790	607
Azure	–	62
Continental	–	16
	7,686	**792**
Volkswagen brand group*	**3,508,684**	**3,533,830**

* Includes the not fully consolidated vehicle-producing investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. as well as 35,497 (39,903) Ford Galaxy units.

AUDI BRAND GROUP

Increased unit sales and a higher-value model mix lead to success

Audi increased its vehicle sales with the roll out of new models. SEAT makes headway with the Altea. The Lamborghini Gallardo experienced increased demand in the second year after its market launch.

BUSINESS DEVELOPMENT

The Audi brand group increased unit sales of its Audi, SEAT and Lamborghini brands by 0.4% to 1.2 million vehicles. Audi accounted for 775 thousand of total brand group sales, exceeding last year's unit sales by 1.0%. In addition to the high-volume Audi A3 and Audi A4 models, the new Audi A3 Sportback and the new generation of Audi A6 vehicles experienced particularly strong demand. In the luxury class, the Audi A8 also gained ground. At 445 thousand units (–0.9%), sales of SEAT models were slightly below those of the previous year. One particularly positive development was the market launch of the SEAT Altea, which sold 52,645 units after its launch in the spring of 2004. Demand for the Gallardo also remained strong in the second year after its own market launch. Lamborghini thus increased its sales in 2004 by an impressive 29.0% to 1,614 vehicles.

The Audi brand group's production increased by 1.9% year-on-year to 1.2 million vehicles. The Audi brand produced a total of 788 thousand units (+3.2%) and, at 63.1% (62.3%), accounted for the largest share of the brand group's overall production. In 2004, SEAT manufactured a total of 458 thousand vehicles – almost as much as in the previous year (–0.3%). Lamborghini increased its production by 23.7% to 1,678 units.

SALES REVENUE AND EARNINGS

The Audi brand group increased sales revenue in the year under review by 3.3% to €26.6 billion. This was driven by an increase in unit sales, especially higher-value models. The Audi brand group was able to increase operating profit in 2004 by a substantial 10.7% to €1.2 billion, despite difficult market conditions in some areas. In particular, the brand group was able to more than offset the impact of exchange rates on sales revenue by a higher-value model and accessories mix, as well as by targeted cost savings programs.

AUDI BRAND GROUP

	2004	2003*	%
Deliveries (thousand units)	1,223	1,231	–0.6
Vehicle sales	1,221	1,217	+0.4
Production	1,248	1,225	+1.9
Sales revenue (€ million)	26,646	25,788	+3.3
Operating result	1,225	1,106	+10.7
as % of sales revenue	4.6	4.3	

* Financial data restated.

PRODUCTION

Units	2004	2003
Audi		
A4	313,269	324,551
A3	181,274	159,417
A6	180,687	150,978
Cabriolet	31,962	29,285
A8	22,429	21,748
A2	19,745	27,323
Allroad	14,842	17,634
TT Coupé	14,753	20,807
TT Roadster	8,852	11,530
	787,813	**763,273**
SEAT		
Ibiza	183,754	220,497
León	90,850	96,536
Altea	67,125	–
Córdoba	46,821	59,348
Toledo	38,962	36,026
Alhambra	21,580	23,693
Arosa	9,368	13,814
Inca Kombi	–	2,150
Inca	–	7,982
	458,460	**460,046**
Lamborghini		
Gallardo	1,294	933
Murciélago	304	424
Murciélago Roadster	80	–
	1,678	**1,357**
Audi brand group*	**1,247,951**	**1,224,676**

* Includes the not fully consolidated vehicle-producing investment FAW-Volkswagen Automotive Company Ltd.

COMMERCIAL VEHICLES

High volume of new registrations lifts the Caddy to the top of its class.

Commercial vehicles from Volkswagen continue to take the top spot in new registrations in Europe. As part of this success story, the Caddy became the best-selling model in its class in Germany. Sales of heavy trucks also posted a significant year-on-year gain.

BUSINESS DEVELOPMENT

The Commercial Vehicles business line significantly increased sales in 2004 to 360 thousand vehicles, a gain of 43.8% compared with the previous year. The substantial rise is primarily a result of the significant demand for the Caddy, which in a short time has become a bestseller and the market leader in its class in Germany. In 2004, a total of 105,650 vehicles from this model family were sold worldwide as commercial or, in the case of the Caddy Life, as passenger vehicles. In addition, the business line also maintained its top position in Germany and Europe in the Transporter segment. In passenger vehicle sales, the new Multivan consolidated its high market share for MPVs, recreational vehicles and mobile homes. Overall sales of the Caravelle/Multivan and Transporter series rose by 10.0% to 161,508 vehicles.

In fiscal year 2004, the Resende plant in Brazil sold 17.5% more units of heavy commercial vehicles than in the previous year. In the heavy trucks (7 to 45 tonnes) segment, the business line posted an increase of 28.8%, selling 29,174 units and thereby again securing the leading market position in Brazil. In contrast, sales of buses fell 21.4% year-on-year to 4,790 thousand units.

In 2004, production rose significantly as a result of increased demand. A total of 337 thousand vehicles were produced, 28.3% more than in the previous year. The main production facility in Hanover manufactured 139 (178) thousand units of the Caravelle/Multivan, Transporter and LT series. In the previous year's figures, Volkswagen Poznan Sp. z o.o., our subsidiary in Poland, accounted for 39 thousand vehicle production kits, a contribution not included in this year's figures. In Poznan, where the Caddy is also produced, 122 thousand vehicles were manufactured in the year under review, almost three times as many units as in the previous year. As a result of market demand, the Brazilian site in Resende also increased its production figures for trucks and bus chassis by 17.5% year-on-year to 34 thousand units.

COMMERCIAL VEHICLES

	2004	2003*	%
Deliveries (thousand units)	334	259	+29.0
Vehicle sales	360	250	+43.7
Production	337	262	+28.6
Sales revenue (€ million)	5,994	4,680	+28.1
Operating result	−144	−232	+38.0
as % of sales revenue	−2.4	−4.9	

* Financial data restated.

SALES REVENUE AND EARNINGS

The Commercial Vehicles business line increased its sales revenue in 2004 by 28.1% year-on-year to €6.0 billion. This improvement resulted mainly from the significant increase in sales volume, especially of models new to the market. The operating loss amounted to €144 million, compared with €232 million in the previous year. Key factors contributing to the continued negative results were primarily the underutilization of production capacity in the first half of 2004, start-up costs and higher depreciation expenses from the renewal of the product range.

PRODUCTION

Units	2004	2003
Caravelle/Multivan, Kombi	91,019	84,743
Transporter	57,533	70,216
Caddy	54,190	21,830
Caddy Kombi	40,553	2,259
LT	29,928	31,194
Lkw	29,212	22,673
Saveiro	25,125	19,078
Omnibus	4,899	6,272
LT Kombi	3,095	3,107
Golf Pickup	992	855
Commercial Vehicles	**336,546**	**262,227**

FINANCIAL SERVICES

Underscoring our ability to innovate

With the acquisition of a stake in LeasePlan, the Financial Services Division has significantly expanded its activities in the fleet business. Vehicle financing is now also being offered in China.

BUSINESS DEVELOPMENT

The Division consists of the Financial Services and Europcar business lines.

Financial Services

Financial Services continued its dynamic business development in 2004. A key event was the acquisition of a stake in the Dutch LeasePlan Corporation N.V. In addition, Volkswagen Finance (China) Co., Ltd., a wholly owned subsidiary of Volkswagen Financial Services AG, received its definitive operating license and began sales of vehicle financing packages for private customers in Beijing. Financial Services expanded its business operations in Europe as well. Using the European "single passport" for financial services, Volkswagen Bank GmbH opened additional offices in Greece, France and the United Kingdom. In North America, the Financial Services Division also posted significant gains in customer financing in the US, Canadian and Mexican markets. In South America, the number of financing contracts for passenger cars and trucks almost reached last year's levels.

In the financing, leasing and insurance businesses, the number of new contracts rose 3.0% year-on-year to 2.1 million. At December 31, 2004, the number of contracts worldwide had thus risen 3.8% to 5.9 million, including increases in the Customer Financing/Leasing (+2.5%) and Service/Insurance (+7.4%) areas. The share of new vehicles leased or financed as a proportion of total deliveries with unchanged credit eligibility criteria was 31.3% (35.6%) below that of the previous year. Receivables relating to dealer financing rose by 29.2% year-on-year. The fleet business also proved successful in 2004: activities in both the Group (+23.1%) and non-Group (+21.2%) vehicle segments increased significantly. This saw the number of fleet vehicles managed rise by 22.2% to 228 thousand automobiles at December 31, 2004.

The direct banking business at Volkswagen Bank *direct* also developed positively in 2004. Call money and savings accounts proved tremendously popular with our customers. At the end of the year, the number of accounts had risen to 765 thousand, an increase of 13.0% compared with the previous year. Deposits also increased to €8.0 billion (+18.9%) at December 31, 2004, including €638 million in corporate customer accounts.

Europcar

In 2004, Europcar was able to extend its market lead among European vehicle rental companies despite the difficult business environment. The Europcar group increased rentals by 9.7% year-on-year to 32.5 million rental days.

These positive sales figures result mainly from the continued expansion of tourism and business customer activities, the strategic targeting of customer needs and the quality strategy adopted by Europcar. The Europcar group is using a franchise model to expand its worldwide business operations. This planned extension of its network now allows it to offer services in 132 countries around the globe.

In 2004, one third of the Europcar fleet consisted of Group vehicles, allowing the effective use of synergies within the Group. Europcar helped make new Group models a success through special offers to accompany market launches.

SALES REVENUE AND EARNINGS

In fiscal year 2004, the Financial Services Division generated sales revenue of €8.7 billion, 4.0% more than in the previous year. The increase was mainly attributable to the expanded business activities in customer financing and in the leasing business. Profit before tax improved by €16 million to €927 million. The Financial Services Division thus made a significant contribution to the Volkswagen Group's overall results. The return on equity based on profit before taxes declined to 19.9% (23.8%) as a result of the intra-Group capital increases implemented in the fourth quarter of 2004.

Total assets increased by 17.9% year-on-year to €61.4 billion. The debt/equity ratio was 9:1. On December 31, 2004, the Financial Services Division accounted for approximately 48% of total Group assets.

FINANCIAL SERVICES DIVISION

		2004	2003	%
Number of contracts	thousands	5,883	5,667	+3.8
Customer financing/Leasing		4,225	4,123	+2.5
Service/Insurance		1,658	1,544	+7.4
Receivables from	€ million			
Customer financing		23,387	21,656	+8.0
Dealer financing		8,974	6,946	+29.2
Leasing agreements		11,457	10,727	+6.8
Direct banking deposits		8,017	6,744	+18.9
Total assets		61,378	52,072	+17.9
Sales revenue*		8,710	8,376	+4.0
Profit before tax		927	911	+1.8
as % of average equity		19.9	23.8	
Employees at Dec. 31, 2004		12,768	12,436	+2.7

* Prior-year figure restated.

The Autostadt – experiencing brand values up close

>> Over two million visitors flock to the Volkswagen Autostadt every year
>> Visitors evolve into customers: Trust in the brands and empathy for the company lead to sales

COMMUNICATIONS PLATFORM FOR THE VOLKSWAGEN GROUP

As the communications platform of the Volkswagen Group and its brands, the main aim of the Autostadt is to fuel a lively exchange process between the Company and society. Accordingly, the issues and values relating to the Group can be experienced first-hand at the Volkswagen AG headquarters in Wolfsburg. The Autostadt showcases developments from technology and design, allowing visitors to share in the visions of a multinational company and its brands. As a Center of Excellence, it establishes both a new service quality and a new service awareness. Its goal is to establish sustainable relationships between the manufacturer and the relevant target groups. As well as increasing the popularity of the Volkswagen Group in the eyes of the public, the Autostadt incorporates far-reaching approaches that interpret marketing and communication as a means of inspiration and encounter.

In addition to this, as the largest vehicle delivery center in the world, collecting a new Volkswagen here is an experience in itself, with a whole host of mobility attractions for the enjoyment of the buyers and their families. In 2004, the Volkswagen Group handed over some 160,000 vehicles to their new owners in the Autostadt. At the beginning of 2005, the Autostadt welcomed its ten millionth visitor, thus firmly establishing itself as a highly successful communication platform with over two million visitors every year. It has easily surpassed our own expectations, attracting more than twice as many visitors as originally forecast. Furthermore, its importance within Germany has increased steadily – while the proportion of visitors living more than 100 km away was originally in the region of 30%, this figure has now risen to over 70%.

MODERN CUSTOMER RELATIONS INSTRUMENT

Driven by the innovative notion of bringing customers face-to-face with the manufacturer, the Autostadt supplements and complements the traditional communication and marketing instruments. Market research findings give clear indications of the positive effects of this direct interaction on final purchase intentions thanks to the unique presentation and focused service-orientation. A continuous purchase simulation with buyers of new vehicles shows that consumers have a significantly more positive image of the Group brands – and in particular the Volkswagen brand – after visiting the Autostadt. Of the 5,700 or so daily visitors who spend an average of four hours in the Autostadt, approximately 1,600 are buyers and their families who have come to collect a new vehicle. Some 1,500 of these guests do not drive any of the Volkswagen Group brands – yet.





View of the Customer Center and the Car Towers

»THE AIM OF THE AUTOSTADT IS TO ESTABLISH SUSTAINABLE RELATIONSHIPS BETWEEN THE MANUFACTURER AND THE RELEVANT TARGET GROUPS.«

LEARNING CULTURE IN ITS PUREST FORM

Above all, the success of the Autostadt is due to the fact that it enables access to the topic of mobility for people of all ages and backgrounds.

A prime example of the innovative way in which target groups are addressed is the educational program that supplements institutionalized education offerings. As an officially recognized non-school education center, the Autostadt contributes to the overall learning culture by offering hands-on, first-hand learning for people of all ages, from small children to adults. Visitors can design and oversee their own individual learning processes in learning zones such as the WerkStadt and the FamilienWelt, or alternatively in organized information areas.

This educational work has its roots in a cooperation agreement signed at the end of 2002 by the Lower Saxony Ministry of Education and Cultural Affairs (Kultusministerium) and the Autostadt. The aim of this cooperation is to examine the area of mobility in greater depth on the basis of the Lower Saxony curriculum, eventually replacing the conventional road safety education program.

SCHEDULED DATES 2005

April 2 – 10, 2005


AUTO MOBIL INTERNATIONAL, LEIPZIG

April 22 – 28, 2005


INTERNATIONAL AUTOMOTIVE & MANUFACTURING TECHNOLOGY EXHIBITION, SHANGHAI

April 29 –
May 8, 2005


KOREA MOTOR SHOW, SEOUL

June 1, 2005


FIFTH ANNIVERSARY OF THE AUTOSTADT, WOLFSBURG


JANUARY
FEBRUARY
MARCH
APRIL
MAY
JUNE

March 3 – 13, 2005


INTERNATIONAL MOTOR SHOW, GENEVA

March 3 – 14, 2005


INTERNATIONAL MOTOR SHOW, MELBOURNE

March 25 –
April 3, 2005


INTERNATIONAL AUTO SHOW, NEW YORK

May 7 – 15, 2005


SALÓN INTERNACIONAL DEL AUTOMÓVIL, BARCELONA